As filed with the Securities and Exchange Commission on May 20, 2011
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERICAN REPROGRAPHICS COMPANY
(Exact name of registrant as specified in its charter)

Delaware	7334	20-1700361
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1981 N. Broadway, Suite 385
Walnut Creek, California 94596
(925) 949-5100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

See Table of Additional Registrants

Kumarakulasingam Suriyakumar
Chief Executive Officer and President
American Reprographics Company
1981 N. Broadway, Suite 385
Walnut Creek, California 94596
(925) 949-5100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Teresa V. Pahl, Esq.
Hanson Bridgett LLP
425 Market Street, 26th Floor
San Francisco, CA 94105
(415) 777-3200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e04(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Offering	Registration
Securities to be Registered	Registered	Price Per Unit(1)	Price(1)	Fee
10.5% Senior Notes due 2016	$200,000,000	100%	$200,000,000	$23,220.00
Guarantees of the 10.5% Senior Notes due 2016	$—	—	—	(2)

(1)	The registration fee has been calculated in accordance with Rule 457 under the Securities Act. The proposed maximum offering price is estimated solely for the purpose of calculating the registration fee.

(2)	Pursuant to Rule 457(n) of the Securities Act, no additional registration fee is being paid for the guarantees. The guarantees are not traded separately.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Table of Additional Registrants

The following are direct or indirect wholly-owned subsidiaries at American Reprographics Company and are expected to guaranty the debt securities issued pursuant to this registration statement.

		Primary
		Standard
	State or Other	Industrial
Exact Name of Registrant as	Jurisdiction of	Classification	I.R.S. Employer
Specified in its Charter(1)	Formation	Code No.	Identification No.

American Reprographics Company, L.L.C.	California	7334	95-4657871
ARC Acquisition Corporation	California	7334	94-3311451
BPI Repro, LLC	California	7334	22-3842592
Dunn Blue Print Company	Michigan	7334	38-1445694
ERS Digital, Inc.	Minnesota	7334	41-1385118
Leet-Melbrook, Inc.	Maryland	7334	52-0578771
Licensing Services International, LLC	California	7334	20-4217245
MBC Precision Imaging, Inc.	Maryland	7334	52-0958846
McKee Enterprises, Inc.	Arizona	7334	86-0345518
Mirror Plus Technologies, Inc.	California	7334	77-0469210
Olympic Reprographics, LLC	Washington	7334	76-0844577
Planwell, LLC	California	7334	20-4217153
Reprographics Fort Worth, Inc.	Delaware	7334	76-0204767
Reprographics Northwest, LLC	California	7334	91-2167490
Ridgway’s, LLC	Texas	7334	74-6036592
SubHub, Inc.	California	7334	20-3538491
The Peir Group, LLC	California	7334	20-4217431
The Peir Group International, LLC	California	7334	20-4217333

(1)	Address, including zip code, and telephone number, including area code, of the principal executive offices of each subsidiary guarantor listed in Schedule A is c/o American Reprographics Company, 1981 N. Broadway, Suite 385, Walnut Creek, California, 94596 and the telephone number is (925) 949-5100.

The information in this prospectus is not complete and may be changed. We may not exchange these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to exchange these securities and is not soliciting an offer to exchange these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 20, 2011

American Reprographics Company

Offer to Exchange
$200,000,000 10.5% Senior Notes due 2016
for
$200,000,000 10.5% Senior Notes due 2016
that have been Registered Under the Securities Act of 1933

We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange an aggregate principal amount of up to $200,000,000 of our new 10.5% Senior Notes due 2016, which we refer to as the exchange notes, for all of our outstanding unregistered 10.5% Senior Notes due 2016, which we refer to as the initial notes, in a transaction registered under the Securities Act of 1933, as amended, or the Securities Act. We collectively refer to the initial notes and the exchange notes as the notes. We refer to the offer described in this prospectus to exchange the initial notes for the exchange notes as the exchange offer.

The notes are unconditionally guaranteed by our existing and future subsidiaries that guarantee our other existing senior notes, revolving credit facility or any other indebtedness of ours or of the subsidiary guarantors, which we refer to as the subsidiary guarantors. The guarantees of the notes are unsecured senior obligations of the subsidiary guarantors and rank equally with existing and future unsecured senior debt of the subsidiary guarantors and senior to existing and future subordinated debt of the subsidiary guarantors. The guarantees are effectively subordinated to existing and future secured debt of the subsidiary guarantors and structurally subordinated to existing and future debt of our non-guarantor subsidiaries.

Terms of the exchange offer:

•	We will exchange all initial notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of initial notes at any time prior to the expiration of the exchange offer.

•	We believe that the exchange of initial notes for exchange notes will not be a taxable event for U.S. federal income tax purposes.

•	The form and terms of the exchange notes are identical in all material respects to the form and terms of the initial notes.

The exchange offer will expire at 5:00 p.m., New York City time, on          , 2011, unless we extend the offer. We will announce any extension by press release or other permitted means no later than 9:00 a.m., New York City time, on the business day after the expiration of the exchange offer. If you fail to tender your initial notes, you will continue to hold unregistered securities and your ability to transfer your initial notes could be adversely affected.

No public market currently exists for the exchange notes. We do not intend to apply for listing of the exchange notes on the New York Stock Exchange or any other securities exchange.

For a discussion of factors you should consider in determining whether to tender your initial notes, see the information under “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2011.

We have not authorized anyone to give any information or to make any representations concerning this exchange offer except that which is in this prospectus, or which is referred to under “Where You Can Find More Information.” If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of securities, as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that information in this prospectus may change after this date.

This prospectus incorporates by reference, from our filings with the Securities and Exchange Commission, business and financial information about us that is not included in or delivered with this prospectus. This incorporated information is available without charge upon written or oral request directed to:

American Reprographics Company
1981 N. Broadway, Suite 385
Walnut Creek, CA 94596
Attention: David Stickney, Vice President, Corporate Communications
(925) 949-5100

If you would like to request copies of these documents, please do so by          , 2011 (which is five business days before the scheduled expiration of the exchange offer) in order to receive them before the expiration of the exchange offer.

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FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). When used in this prospectus, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and variations of such words and similar expressions as they relate to our management or to American Reprographics Company are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. We have described under “Risk Factors” a number of factors that could cause our actual results to differ from our projections or estimates. These factors and other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements.

Except where otherwise indicated, the statements made in this prospectus are made as of the date of this prospectus and should not be relied upon as of any subsequent date. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by applicable law, we undertake no obligation, and specifically disclaim any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, all information contained in this prospectus concerning our industry in general, including information regarding (1) our market position and market share within our industry, (2) historical data concerning sales and growth of sales in our industry, (3) expectations regarding future growth of sales in our industry and (4) brand recognition and consumer awareness, is based on management’s estimates using internal data, data from industry-related publications, consumer research and marketing studies and other externally obtained data that we believe to be reliable. However, certain industry and market data is subject to change and cannot always be verified with complete certainty due to, among other factors, limits on the availability and reliability of raw data, the voluntary nature of the data gather process and other limitations and uncertainties inherent in any statistical survey. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. We cannot guarantee the accuracy or completeness of any such information contained in this prospectus.

iii

PROSPECTUS SUMMARY

The following summary highlights certain information contained in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before participating in the exchange offer. You should carefully read this entire prospectus before participating in the exchange offer. In particular, you should read the section entitled “Risk Factors,” and our financial statements and the notes relating thereto presented herein and incorporated by reference into this prospectus. Unless otherwise indicated or required by the context, as used in this prospectus, the term “ARC” refers to American Reprographics Company, a Delaware corporation, and not its subsidiaries. The terms “Company,” “we,” “our,” and “us” refer to ARC and its subsidiaries on a consolidated basis. All financial data provided in this prospectus is the financial data of ARC and its consolidated subsidiaries unless otherwise disclosed.

Our Company

We are the largest reprographics company in the United States with a network that consists of more than 225 production facilities in the U.S., significant operations in Canada, and a growing presence in the United Kingdom, India and China. Our primary business is providing highly-specialized document management services, document distribution and logistics, and print-on-demand services to the architectural, engineering and construction industry, or AEC industry. As a part of these services, we frequently place equipment in our customers’ offices and sell our services on a per-use basis on-site, a practice commonly referred to as facilities management, or “FM” services. We also sell reprographics equipment and supplies to complement our service offerings. Based on our extensive footprint and technology-enabled services, we are uniquely positioned to manage, store, distribute and print documents that are critical to the AEC industry, including large-format construction drawings, small-format specification documents, and color architectural renderings.

Construction documents are frequently reproduced in short runs and fast turnaround times, and are almost always technical, complex, constantly changing and confidential. We believe we hold the leading market share position in 30 of the Nielsen Group’s top 50 major metropolitan markets, and operate in eight times as many cities and with eight times the number of service facilities as our next largest competitor. We also provide services on-site in approximately 5,800 of our customers’ offices. We believe our national footprint provides a significant competitive advantage as the reprographics industry is largely comprised of small, local operators. We are the only single-source supplier of national reprographics services for regional, national and global AEC firms.

We also leverage our core competencies to address market opportunities outside of the construction industry. We provide document management and printing services to the retail, aerospace, technology, entertainment, and healthcare industries, among others. A significant portion of our non-AEC revenues are derived from supplying digital color printing services to customers with short-run, high-turnover promotional, advertising and marketing needs. We began to market these services in 2010 under a separate and dedicated brand known as Riot Creative Imaging.

We believe our long-standing customer relationships, domain expertise, document management capabilities and logistics services make us critical to the $788 billion AEC industry. Construction drawings and specifications are the primary means of communication in the AEC industry and link architects, engineers and construction professionals with more than 200 building trades throughout the life of a construction project. These drawings are usually larger than 11″ x 17″, require specialized printing and finishing equipment to produce, and an intimate understanding of industry work flows. Changes in construction projects are communicated through distribution of new or updated drawings or specifications, which means that a document may be changed, sent to a reprographer, printed and re-distributed to project team members numerous times during the course of a building project. An initial set of 300 design documents can easily expand to 1,000 documents or more, and the number of reproductions can number into the tens of thousands. Our ability to manage this massive flow of changing and widely-distributed documents can significantly influence the efficiency and productivity of our customers’ projects.

We complement our market-leading reprographic services with the latest document management technology and proprietary software to strengthen our customer relationships and increase customer retention. In June

2000 we launched our flagship, cloud-based planroom application, PlanWell Enterprise. Since then we have introduced 10 other process improvement software applications that address online order management, print cost recovery, bid management, print automation, consolidated administrative access, and digital document distribution.

While we began operations in California and currently derive approximately 32% of our net sales from operations in that state, our company has grown and our market share has increased through more than 140 acquisitions of local reprographics and related companies that, in most cases, have more than 25 years of operating history at the time of acquisition. Our preferred practice is to maintain the senior management of companies we acquire.

Historically, our operating segments have functioned under local brand names. Each brand name typically represents a business or group of businesses that has been acquired by us. In the past, industry conventions led us to maintain acquired brands wherever practical due to the local nature of construction activity. Over the past several years, however, many large construction companies have grown through mergers and acquisitions, creating a market in which we believe that regional or national service providers have a greater marketing advantage. As a result, we have begun consolidating our operations under a single brand, ARC, to highlight the scope and scale of our services, especially with respect to customers that have a national presence.

Industry Overview

According to the International Reprographics Association, or IRgA, the reprographics industry in the United States is approximately $4.5 billion in size, with approximately 3,000 firms with average annual sales of approximately $1.5 million and 20 to 25 employees. It is important to note that these statistics have not been revised in recent years and it is our belief that the industry may be significantly smaller due to the effects of the recent recession and downturn in the construction industry. Reprographics companies are often family-owned, and locate their businesses in proximity to customer locations. All reprographers focus on their ability to turnaround jobs quickly and develop local relationships. Reprographics services are purchased by nearly every trade in the construction industry and are most often passed through to project developers for reimbursement.

Demand for reprographics services in the AEC market is closely tied to the level of activity in the construction industry, which in turn is driven by macroeconomic trends such as GDP growth, interest rates, job creation, and office vacancy rates. Reprographics revenues are closely correlated to the private, non-residential sectors of the construction industry, which are often the largest users of reprographics services. According to FMI Corporation, or FMI, a consulting firm to the construction industry, the value of construction “put in place” in the United States for 2010 was estimated at $840 billion, with expenditures divided between residential construction at 29.9% and commercial and public, or non-residential, construction at 70.1%.

Reprographers also offer services in their customers’ offices where reprographics equipment, and sometimes staff, are provided on-site under a FM agreement. FMs allow customers to use reprographics equipment and services in their offices without the burden of equipment ownership, maintenance or supplies. The on-site use of our equipment and services is invoiced just as if those services were produced in our centralized production facilities, which allows the customer to submit such invoices for reimbursement to their clients. Like most reprographics services, reimbursement is the primary means of cost recovery for FM services. Growth in this offering has been robust, and is now expanding into managed print services, or MPS, which is the outsourced management of a customer’s entire print network, including office printers, multi-function devices, and office copiers. Photizo Group, a leading international consulting and research firm for the managed print services market, projects growth in the market to double from approximately $12 billion in the U.S. in 2009, to nearly $25 billion in 2013.

Digital color printing has been a critical part of reprographics services since the introduction of such production equipment in the 1990s. As the use of color has become more popular in most printing applications, non-AEC customers in particular are increasingly using large and small-format color imaging for short-run production of point-of-purchase displays, digital publishing, presentation materials, educational materials and marketing materials. InfoTrends, a leading independent research organization estimates that the overall market for digital color printing services in the U.S., which includes the segments we find most compelling, will reach $113 billion in 2010.

Our Competitive Strengths

We believe that our competitive strengths include the following:

•	Leading Market Position in a Specialized Market. We are the largest reprographics company in the U.S., with operations in eight times as many cities and with eight times the number of service facilities as our next largest competitor in this fragmented and highly specialized market. We believe we are market share leaders in most of the major metropolitan areas we serve, and we believe our market share has increased as many small undercapitalized reprographers have closed as the economic downturn continues. Our size and national footprint provide us with significant economies of scale, making us one of the lowest cost operators in the reprographics industry. Furthermore, our leading position is bolstered by a highly-diverse customer base in which no single customer accounted for more than 2.7% of our net sales in 2010.

•	Extensive National Footprint with Regional Expertise. We are the only reprographics company with a network that consists of more than 225 production facilities in the U.S., significant operations in Canada, and a growing presence in the United Kingdom, India and China. To enhance our global presence, we also have partnerships with independent reprographers in more than 50 countries around the world. Our service centers are digitally connected as a cohesive network, allowing us to provide our services locally, nationally, and globally to more than 120,000 customers. Our footprint also enables us to serve the local offices of our national and regional customers under a single contract through our Global Services (formerly Premier Accounts) program.

•	Leader in Technology and Innovation. To maintain our leadership position amid growing adoption of technology by our customers we have invested approximately $100 million since 2000 in developing and maintaining our technology infrastructure and software applications. Our technology investments have helped us automate workflow, drive production costs down, increase efficiency and reduce errors for our customers and ourselves. We believe our technology products are well-positioned to become standards for document management and distribution in the AEC industry. With PlanWell, our cloud-based planroom application, we managed more than 30 terabytes of customer data and uploaded approximately 400,000 original documents to the system each month during 2010. We have developed and use other proprietary technology that supports online order management, print cost recovery, bid management, digital document distribution, and cloud printing and project collaboration. A dedicated staff of 44 engineers and technical specialists, with expertise in reprographics, internet-based applications, database management, and internet security, provide us with technology development and support capabilities unrivaled in our industry.

•	Flexible Operating Model and Strong Cash Flows. Our business model has several characteristics that produce consistent cash flows under a variety of industry and economic conditions including (i) high gross margins relative to other reprographers, (ii) variable costs that comprise 55% of our total cost structure, as estimated in 2010 and (iii) the ability to leverage our economies of scale to closely manage our inventory, receivables and capital expenditures. We generate strong margins due to our lower cost structure and high-margin value-added services.

•	Experienced Management Team and Highly Trained Workforce. Members of our executive and divisional senior management teams have an average of more than 20 years of industry experience. To maintain continuity of operations and local relationships, it is our preferred practice to maintain the senior management of the companies we acquire. We regularly offer training on every aspect of our business using a variety of online and in-person venues, conducting up to ten webinars or training seminars a week. We also actively develop our managerial “bench” through an elite leadership and mentoring program conducted by our senior executive staff, as well as respected third-party business consultants.

Our Business Strategy

We intend to strengthen our competitive position as the preferred provider of reprographics services in each market we serve. We seek to leverage our assets, facilities and core competencies to drive increasing revenue, cash flow and profitability in existing, adjacent and new markets. Our key strategies to accomplish these objectives include:

•	Global Services (formerly “Premier Accounts”). We created Global Services in 2004 to take advantage of growing globalization and business consolidation within the AEC market. We plan to further enhance our market share and service portfolio on a national level by continuing to offer the services of all of ARC operating locations to large regional and national customers. We utilize our dedicated Global Services sales team to establish ourselves at an enterprise level as the only national reprographics services and technology provider with extensive geographic and service capabilities.

•	Facilities Management/Managed Print Services. We intend to capitalize on the continued trend of our customers to outsource their document management services. Since the late 1990s, we have placed reprographics equipment and sometimes staff in our customers’ offices to eliminate the burden of equipment ownership, maintenance and the procurement of supplies. Customers are billed as if the services were outsourced, making reimbursement the primary means of cost recovery for FM services, and renewals for such contracts are typically high. Commissioned studies on the use of facilities management service strongly suggest that the FM customer is more likely to be retained over time, and use a greater amount and number of related reprographics services than a conventional reprographics customer. As of December 31, 2010, we had approximately 5,800 facilities management contracts, which represented 20.4% of our revenue in 2010. Managed print services, or MPS, is an extension of our FM business in which we address the equipment and cost recovery requirements of an entire enterprise print network, including reprographics services. By assuming the operation of substantially all of our customers’ print operations, we can offer them a mix of on-site and off-site services to provide more cost-effective operations, better asset management, and greater flexibility in production capacity. While this initiative is attractive to clients of any size, it has proved to be effective in attracting new business from our larger Global Services customers.

•	Strategic Acquisitions. We have pursued acquisitions of reprographics companies to expand and complement our existing geographic footprint, especially in markets where we believe we could become a market leader. Since 1997, we have acquired more than 140 companies, realizing substantial operating and purchasing synergies by leveraging our existing corporate infrastructure, best practices and economies of scale. While we have largely refrained from purchases of U.S. reprographics companies during the recent economic downturn, we believe we can continue to grow our business by acquiring small, privately-held companies that serve local markets once the construction market begins to recover. Outside of the U.S., we will continue to look for opportunities in high-growth markets similar to our business venture with Unisplendour Corporation Limited in China, and our new operations in India.

•	Generate Incremental Revenue From Technology. Our ability to design, develop and license best-in-class software applications, combined with our national distribution footprint, creates the opportunity to establish standards for technology use in the reprographics industry. By adding value to conventional services with technology and charging our customers for advances in productivity and efficiency, we seek to generate incremental revenue growth in the future. These value-added services include digital document distribution, file format and document conversions, building information modeling, scan-to-file, and digital document archiving, some of which are based on licensing and subscription models that create recurring revenue. Digital services revenue compromised 8.9% of overall revenue in 2010.

•	Riot Creative Imaging. Since the 1990s, we have provided an extensive array of large- and small-format digital color printing services to our AEC and non-AEC customers through our reprographics service centers. Over the past 12 months, we have consolidated a significant portion of our existing color production capacity into ten centralized production facilities under a new, dedicated color services brand called Riot Creative Imaging. We support these centers with an existing color sales, support, and production team that has been repurposed to address the special promotional, marketing and advertising needs of retail companies and others in the non-AEC market. In less than a year, Riot has attracted high-profile clients such as Adobe, Ducati motorcycles, metropolitan and regional sports stadiums, national restaurant chains, clothing retailers and others. We intend to create smaller support centers within our existing branch network throughout 2011 to facilitate national production and distribution services.

Corporate Information

We are incorporated under the laws of the State of Delaware. We are a publicly traded company with common stock listed on the New York Stock Exchange, or NYSE, under the symbol “ARC.” Our main office is located at 1981 N. Broadway, Suite 385, Walnut Creek, California, 94596, and our telephone number at that location is (925) 949-5100. Our website is www.e-arc.com. However, the information on our website is not part of this prospectus.

The Exchange Offer

On December 1, 2010, we issued $200,000,000 aggregate principal amount of 10.5% Senior Notes due 2016 to a group of initial purchasers in reliance on exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable securities laws. In connection with the sale of the initial notes to the initial purchasers, we entered into a registration rights agreement pursuant to which we agreed, among other things, to deliver this prospectus to you, to commence this exchange offer and to use our commercially reasonable efforts to complete the exchange offer not later than 365 days after the issue date of the initial notes. The summary below describes the principal terms and conditions of the exchange offer. Some of the terms and conditions described below are subject to important limitations and exceptions. See “The Exchange Offer” for a more detailed description of the terms and conditions of the exchange offer and “Description of Notes” for a more detailed description of the terms of the exchange notes.

The Exchange Offer	We are offering to exchange up to $200,000,000 aggregate principal amount of our new 10.5% Senior Notes due 2016, which have been registered under the Securities Act, in exchange for your initial notes. For each initial note surrendered to us pursuant to the exchange offer, the holder of such initial note will receive an exchange note having a principal amount equal to that of the surrendered initial note. Exchange notes will only be issued in denominations of $2,000 and integral multiples of $1,000. The form and terms of the exchange notes will be substantially the same as the form and terms of the surrendered initial notes. The exchange notes will evidence the same indebtedness as, and will replace the initial notes tendered in exchange therefor and will be issued pursuant to, and entitled to the benefits of, the indenture governing the initial notes. As of the date of this prospectus, initial notes representing $200,000,000 aggregate principal amount are outstanding. See “The Exchange Offer.”

Resale of Exchange Notes	Based on interpretations by the staff of the SEC as detailed in a series of no-action letters issued to third parties, we believe that, as long as you are not a broker-dealer, the exchange notes offered in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

• you are acquiring the exchange notes in the ordinary course of your business;

• you are not participating, do not intend to participate in and have no arrangement or understanding with any person to participate in a “distribution” of the exchange notes; and

• you are not an “affiliate” of ours within the meaning of Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. Moreover, our belief that transfers of exchange notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Any broker-dealer that acquires exchange notes for its own account in exchange for initial notes must represent that the initial notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes. However, by so acknowledging and by delivering a prospectus, such participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. During the period ending 90 days after the consummation of the exchange offer, subject to extension in limited circumstances, a participating broker-dealer may use this prospectus for an offer to sell, a resale or other retransfer of exchange notes received in exchange for initial notes which it acquired through market-making activities or other trading activities. See “The Exchange Offer — Resales of Exchange Notes.”

Registration Rights Agreement	We sold the initial notes in a private offering in reliance on Section 4(2) of the Securities Act. The initial notes were immediately resold by the initial purchasers to a limited number of “qualified institutional buyers,” as defined in Rule 144A promulgated under the Securities Act, and to non-U.S. persons in transactions outside the United States in reliance on Regulation S promulgated under the Securities Act. In connection with the sale, we entered into the registration rights agreement with the initial purchasers of the initial notes requiring us to make this exchange offer. See “The Exchange Offer — Purpose and Effect; Registration Rights.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2011, unless we extend the expiration date. See “The Exchange Offer — Expiration Date; Extension; Amendments.”

Withdrawal	You may withdraw your tender of initial notes at any time before the exchange offer expires. Any initial notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. See “The Exchange Offer — Withdrawal Rights.”

Interest on the Exchange Notes and the Initial Notes	We will pay interest on the notes twice a year, on each June 15 and December 15, commencing June 15, 2011. The exchange notes will bear interest from the most recent date to which interest has been paid on the initial notes. If your initial notes are accepted for exchange, then you will receive interest on the exchange notes and not on the initial notes. Any initial notes not tendered will remain outstanding and continue to accrue interest according to their terms.

Procedures for Tendering Initial Notes	We have forwarded to you, along with this prospectus, a letter of transmittal relating to this exchange offer. Because all of the initial notes are held in book-entry accounts maintained by the exchange agent at DTC, a holder need not submit a letter of transmittal. However, all holders who exchange their initial notes for exchange notes in accordance with the procedures outlined below will be deemed to have acknowledged receipt of, and agreed to be bound by, and to have made all of the representations and warranties contained in the letter of transmittal. Tenders of initial notes must be effected in accordance with the procedures mandated by DTC’s Automated Tender Offer Program. If you wish to exchange your initial notes, you must submit an instruction and follow the procedures for book-entry transfer as provided under “The Exchange Offer — Book-Entry Transfer.”

Only a registered holder of record of initial notes may tender initial notes in the exchange offer. If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you may request your respective broker, dealer, commercial bank, trust company or other nominee to effect the above transactions for you. Alternatively, if you are a beneficial owner and you wish to act on your own behalf in connection with the exchange offer, you must either make appropriate arrangements to register ownership of the initial notes in your name or obtain a properly completed bond power from the registered holder.

By agreeing to be bound by the letter of transmittal, each holder of initial notes that tenders such notes in the exchange offer represents that the following are true:

• the holder is acquiring the exchange notes in the ordinary course of its business;

• the holder is not participating in, does not intend to participate in, and has no arrangement or understanding with any person to participate in a “distribution” of the exchange notes within the meaning of the Securities Act; and

• the holder is not an “affiliate” of us within the meaning of Rule 405 of the Securities Act.

We may reject your tender of initial notes if you tender them in a manner that does not comply with the instructions provided in this prospectus and the accompanying letter of transmittal. See “Risk Factors — There are significant consequences if you fail to exchange your initial notes” and “The Exchange Offer — Procedures for Tendering Initial Notes.”

Guaranteed Delivery Procedures	If you wish to tender initial notes but:

• time will not permit you to deliver the required documents to the exchange agent by the expiration date; or

• you cannot complete the procedure for book-entry transfer on time,

you may tender your initial notes pursuant to the procedures described in “The Exchange Offer — Procedures for Tendering Initial Notes — Guaranteed Delivery.”

Exchange Agent	Wells Fargo Bank, National Association is serving as exchange agent in connection with this exchange offer. The address and telephone number of the exchange agent is set forth under “The Exchange Offer — The Exchange Agent.”

U.S. Federal Income Tax Considerations	Generally, a holder of initial notes will not recognize taxable gain or loss on the exchange of initial notes for exchange notes pursuant to the exchange offer. See “Certain United States Federal Income Tax Consequences.”

Accounting Treatment	The exchange notes will be recorded at the same carrying value as the initial notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the closing of the exchange offer. The expenses of the exchange offer will be expensed as incurred. See “The Exchange Offer — Accounting Treatment.”

Use of Proceeds	We will not receive any proceeds from the exchange offer or the issuance of the exchange notes. See “Use of Proceeds.”

Effect on Holders of Initial Notes	As a result of making this exchange offer, and upon acceptance for exchange of all validly tendered initial notes, we will have fulfilled our obligations under the registration rights agreement.

If you do not tender your initial notes or we reject your tender, your initial notes will remain outstanding and will be entitled to the benefits of the indenture governing the initial notes. Under such circumstances, you would not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. For a more detailed description of our obligation to file a shelf registration statement, see “The Exchange Offer — Purpose and Effect; Registration Rights” and “The Exchange Offer — Consequences of Failure to Exchange.” Existing transfer restrictions would continue to apply to the initial notes.

Any trading market for the initial notes could be adversely affected if some but not all of the initial notes are tendered and accepted in the exchange offer.

Description of Exchange Notes

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the initial notes, except that the exchange notes:

•	will have been registered under the Securities Act;

•	will not bear restrictive legends restricting their transfer under the Securities Act;

•	will not be entitled to the registration rights that apply to the initial notes; and

•	will not contain provisions relating to an increase in the interest rate borne by the initial notes under circumstances related to the timing of the exchange offer.

The exchange notes represent the same debt as the initial notes and are governed by the same indenture, which is governed by New York law. A brief description of the material terms of the exchange notes follows. You should read the discussion under the heading “Description of Notes” for further information regarding the exchange notes.

Issuer	American Reprographics Company

Securities Offered	$200,000,000 aggregate principal amount of 10.5% Senior Notes due 2016

Maturity	December 15, 2016

Interest Rate	10.5% per year (calculated using a 360-day year)

Interest Payment Dates	June 15 and December 15, beginning on June 15, 2011. Interest will accrue from December 1, 2010.

Guarantees	The obligations under the notes will be fully and unconditionally guaranteed, jointly and severally, by all of our existing and future domestic restricted subsidiaries, subject to certain exceptions. See “Descriptions of Notes — Guarantees.”

As of March 31, 2011, our non-guarantor subsidiaries accounted for approximately 5.4% of our total assets and 2.8% of our total liabilities determined in accordance with GAAP.

Ranking	The notes and the guarantees will rank:

• equally in right of payment with all of our and the guarantors’ existing and future Debt (as defined under “Description of Notes — Certain Definitions”) , that is not by its terms expressly subordinated in right of payment to the notes or guarantees;

• senior in right of payment to all of our and the guarantors’ existing and future Debt that is by its terms expressly subordinated in right of payment to the notes or the guarantees; and

• effectively subordinated in right of payment to all of our and the guarantors’ existing and future secured obligations to the extent of the assets securing such obligations.

As of March 31, 2011, we had approximately $247.8 million of total indebtedness outstanding. In addition, we had available capacity to borrow an additional $33.3 million of secured indebtedness under our New Revolving Credit Facility.

Optional Redemption	We may redeem the notes, in whole or in part, at any time and from time to time on or after December 15, 2013 at the redemption prices listed under “Description of Notes — Optional Redemption.”

At any time prior to December 15, 2013, we may redeem the notes, in whole or in part, at a price equal to 100% of the principal amount plus an applicable “make-whole” premium and accrued and unpaid interest to the redemption date, as described in this prospectus under “Description of Notes — Optional Redemption.”

At any time prior to December 15, 2013, we may use the net proceeds of certain equity offerings to redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 110.500% of the principal amount thereof, plus accrued and unpaid interest, if any.

For more information, see “Description of Notes — Optional Redemption.”

Change of Control	If we experience certain types of changes of control, we will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the date of repurchase. See “Description of Notes — Repurchase at the Option of Holders — Change of Control.”

Excess Cash Flow Offer	If for any fiscal year, commencing with the fiscal year ending nearest December 31, 2011, we have excess cash flow (as defined in the “Description of Notes”) and our consolidated total leverage ratio (as defined in the “Description of Notes”) exceeds 3.75 to 1.00 on the Excess Cash Flow Trigger Date, we will be required within 15 days after the time period specified in the SEC’s rules and regulations for the filing of an annual report on Form 10-K if ARC was required to file such form as a non-accelerated filer (the “Excess Cash Flow Trigger Date”) to make an offer to repurchase notes from holders of the notes (or at our option, to repay a portion of our new senior secured revolving credit facility, which we refer to as the New Revolving Credit Facility), which offer shall be in an aggregate amount equal to 50% of excess cash flow for such preceding fiscal year, at a purchase price in cash equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the redemption date, as described in this prospectus under “Description of Notes — Excess Cash Flow.”

Certain Covenants	The indenture governing the notes contains covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

• incur or guarantee additional indebtedness;

• make certain restricted payments;

• make certain investments;

• create or incur liens;

• create restrictions on the payment of dividends or make other distributions to us from our restricted subsidiaries;

• engage in sale and leaseback transactions;

• transfer all or substantially all of our assets or the assets of any restricted subsidiary or enter into merger or consolidation transactions with third parties; and

• enter into certain transactions with affiliates.

These covenants are subject to important exceptions and qualifications, which are described in “Description of Notes — Certain Covenants.”

No Public Market	We do not intend to apply for a listing of the exchange notes on the New York Stock Exchange or any other securities exchange. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained.

Required Approvals; Appraisal Rights	Other than the registration of the exchange notes under the Securities Act, and compliance with federal securities laws, we are not aware of any state or federal regulatory requirements with which we must comply in connection with the exchange offer. In connection with the exchange offer, you do not have any appraisal or dissenters’ rights under applicable law or the indenture.

Original Issue Discount	The notes have been issued with original issue discount (“OID”) for U.S. federal income tax purposes. If the stated principal amount of the notes exceeds the issue price of the notes by more than a de minimus amount, U.S. holders will be required to include any OID in gross income (as ordinary income) on a constant yield to maturity basis in advance of the receipt of cash payment thereof and regardless of such holder’s method of accounting for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

Risk Factors	Your investment in the notes will involve risks. You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the risks in this prospectus under “Risk Factors” starting on page 12 before making an investment decision.

RISK FACTORS

An investment in our notes is subject to risks and uncertainties. You should carefully consider the risks described below, in addition to the other information contained in this prospectus, before making an investment decision. Realization of these risks could materially adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

Adverse Domestic and Global Economic Conditions and Disruption of Financial Markets could have a Material Adverse Impact on Our Business and Results of Operations.

During the past several years, domestic and international financial markets have experienced extreme disruption, including, among other things, extreme volatility in stock prices and severely diminished liquidity and credit availability. These developments and the related severe domestic and international economic downturn, have continued to adversely impact our business and financial condition in a number of ways, including effects beyond those that were experienced in previous recessions in the United States and foreign economies. The current restrictions in financial markets and the severe prolonged economic downturn may adversely affect the ability of our customers and suppliers to obtain financing for operations and purchases and to perform their obligations under agreements with us. These restrictions could result in a decrease in, or cancellation of, existing business, could limit new business, and could negatively impact our ability to collect on our accounts receivable on a timely basis, if at all. Although there have been recent signs of certain areas of economic improvement, we are unable to predict the duration and severity of the current economic downturn and disruption in financial markets and their effects on our business and results of operations. These events are more severe than the effects of previous economic recessions and may, in the aggregate, have a material adverse effect on our results of operations and financial condition.

The Residential and Non-Residential Architectural, Engineering and Construction (AEC) Industry is in the Midst of a Severe Downturn. A Continuing Decline in the Residential and Non-Residential AEC Industry could Adversely Affect Our Future Revenue and Profitability.

We believe that the residential and non-residential AEC markets together accounted for approximately 76% of our net sales for the year ended December 31, 2010, of which we believe the non-residential AEC industry accounted for approximately 93% of our net sales to the AEC market and the residential AEC industry accounted for approximately 7% of our net sales to the AEC market. Our historical operating results reflect the cyclical and variable nature of the AEC industry. Both the residential and non-residential portions of the AEC industry are in the midst of a severe downturn. The effects of the recent economic downturn in the United States economy and weakness in global economic conditions have resulted in a downturn in the residential and non-residential portions of the AEC industry. We believe that the AEC industry generally experiences downturns several months after a downturn in the general economy and that there may be a similar delay in the recovery in the AEC industry following a recovery in the general economy. A prolonged downturn in the AEC industry would diminish demand for our products and services, and would therefore negatively affect our revenues and have a material adverse impact on our business, operating results and financial condition. Since we derive a majority of our revenues from reprographics products and services provided to the AEC industry, our operating results are more sensitive to this industry than other companies that serve more diversified markets.

Because a Majority of Our Overall Costs are Fixed, Changes in Economic Activity, Positive or Negative, Affect Our Results of Operations.

Because approximately 45% of our overall costs were fixed for the year ended December 31, 2010, changes in economic activity, positive or negative, affect our results of operations. As a consequence, our results of operations are subject to volatility and could deteriorate rapidly in a prolonged environment of declining revenues. Failure to maintain adequate cash reserves and to effectively manage our costs could adversely affect our ability to offset our fixed costs and may have a material adverse effect on our results of operations and financial condition.

Impairment of Goodwill may Adversely Impact Future Results of Operations.

We have intangible assets, including goodwill and other identifiable acquired intangibles on our balance sheet due to prior acquisitions. The initial identification and valuation of these intangible assets and the determination of the estimated useful lives at the time of acquisition involve management judgments and estimates. Based on our annual goodwill impairment assessment, we recorded a $38.3 million impairment during 2010.

The results of our impairment analysis are as of a particular point in time. If our assumptions regarding future forecasted revenue or gross margins of our operating segments (or “reporting units”) are not achieved, we may be required to record additional goodwill impairment charges in future periods, if any such change constitutes a triggering event prior to the quarter in which we perform our annual goodwill impairment test.

Competition in Our Industry and Innovation by Our Competitors may Hinder Our Ability to Execute Our Business Strategy and Maintain Our Profitability.

The markets for our products and services are highly competitive, with competition primarily at local and regional levels. We compete primarily based on the level and quality of customer service, technological leadership, product performance and price. Our future success depends, in part, on our ability to continue to improve our service offerings, and develop and integrate technological advances. If we are unable to effectively develop and integrate technological advances into our service offerings and technology products in a timely manner, our operating results may be adversely affected. Technological innovation by our existing or future competitors could put us at a competitive disadvantage. In particular, our business could be adversely affected if any of our competitors develop or acquire superior technology that competes directly with or offers greater functionality than our proprietary technology, including our flagship product, PlanWell.

We also face the possibility that competition will continue to increase, particularly if copy and printing or business services companies choose to expand into the reprographics services industry. Many of these companies are substantially larger and have significantly greater financial resources than us, which could place us at a competitive disadvantage. In addition, we could encounter competition in the future from large, well-capitalized companies such as equipment dealers and system integrators that can produce their own technology and leverage their existing distribution channels. We could also encounter competition from non-traditional reprographics service providers that offer reprographics services as a component of the other services that they provide to the AEC industry, such as vendors to our industry that provide services directly to our customers, bypassing reprographers. Many of these companies are substantially larger and have significantly greater financial resources than us, which could place us at a competitive disadvantage. Any such future competition could adversely affect our business and impair our future revenue and profitability.

The Reprographics Industry has Undergone Significant Changes in Recent Years and will Continue to Evolve. Our Failure to Anticipate and Adapt to Future Changes in the Reprographics Industry could Harm Our Competitive Position and Future Revenue and Profitability.

The reprographics industry has undergone significant changes in recent years. The industry’s main production technology has migrated from analog to digital. This has prompted a number of industry trends, including a rapid shift toward decentralized production and lower labor utilization. As digital output devices become smaller, less expensive, easier to use and interconnected, end users of construction drawings are placing these devices within their offices and other locations. On-site reprographics equipment allows a customer to print documents and review hard copies without the delays or interruptions associated with sending documents out for copying, and digital document services that were once considered the domain of experts, such as ourselves, are becoming easier to accomplish in common office settings. Also, as a direct result of advancements in digital technology, labor demands have decreased. Instead of producing one print job at a time, reprographers now have the capability to produce multiple sets of documents with a single production employee. By linking output devices through a single print server, a production employee simply directs output to the device that is best suited for the job. As a result of these trends, reprographers have had to modify their operations to decentralize printing and shift costs from labor to technology.

We expect the reprographics industry to continue to evolve. Our industry is expected to continue to embrace digital technology, not only in terms of production services, but also in terms of network technology, digital document storage and management, and information distribution, all of which will require investment in, and continued development of, technological innovation. If we fail to keep pace with current changes or fail to anticipate or adapt to future changes in our industry, including changes in digital document services, our competitive position could be harmed which would have a material adverse impact on our future revenue and profitability.

If We Fail to Continue to Develop and Introduce New Services and Technologies Successfully, Our Competitive Positioning and Our Ability to Grow Our Business could be Harmed.

In order to remain competitive, we must continually invest in new technologies that will enable us to meet the evolving demands of our customers. We cannot guarantee that we will be successful in the introduction, marketing and adoption of any of our new technology services and products, or that we will develop and introduce in a timely manner innovative services and products that satisfy customer needs or achieve market acceptance. Our failure to develop new services and products and introduce them successfully could harm our competitive position and our ability to grow our business, and our revenues and operating results could suffer.

In addition, as reprographics technologies continue to develop, one or more of our current service offerings may become obsolete. In particular, digital technologies may significantly reduce the need for high-volume printing. Digital technology makes traditional reprographics equipment smaller and cheaper, which may cause certain AEC customers to discontinue outsourcing their reprographics needs. Any such developments could adversely affect our business and impair future revenue and profitability.

If We are Unable to Charge for Our Value-Added Services to Offset Potential Declines in Print Volumes, Our Long Term Revenue Could Decline.

Our customers value the ability to view and order prints over the internet and print to output devices in their own offices and other locations throughout the country and the world. In 2010, our reprographics services excluding digital revenues represented approximately 58% of our total net sales, and our facilities management services represented 20.4% of our total net sales. Both categories of revenue are generally derived from a charge per square foot of printed material. Future technological advances may further facilitate and improve our customers’ ability to print in their own offices or at a job site. As technology continues to improve, this trend toward printing on an “as needed” basis could result in decreasing printing volumes and declining revenues in the longer term. Failure to offset these potential declines in printing volumes by changing how we charge for our services and developing additional revenue sources could significantly affect our business and reduce our long term revenue, resulting in an adverse effect on our results of operations and financial condition.

We Derive a Significant Percentage of Net Sales from within the State of California and Our Business could be Disproportionately Harmed by an Economic Downturn or Natural Disaster Affecting California.

We derived approximately 32% of our net sales in 2010 from our operations in California. As a result, we are dependent to a large extent upon the AEC industry in California and, accordingly, are sensitive to economic factors affecting California, including general and local economic conditions, macroeconomic trends, and natural disasters (including earthquakes and wildfires). In recent years, the real estate development projects (both residential and non-residential) in California have significantly declined which, in turn, has resulted in a decline in sales from within the California-based AEC industry. Any adverse developments affecting California could have a disproportionately negative effect on our results of operations and financial condition.

Our Growth Strategy Depends, in Part, on Our Ability to Successfully Complete and Manage Our Acquisitions and Branch Openings. Failure to do so could Impede Our Future Growth and Adversely Affect Our Competitive Position.

As part of our growth strategy, we intend to prudently pursue strategic acquisitions within the reprographics industry. Since 1997, we have acquired more than 140 businesses, most of which were long established in the communities in which they conduct their business. Our efforts to execute our acquisition strategy may be affected by our ability to continue to identify, negotiate, close acquisitions and effectively integrate acquired businesses. In addition, any governmental review or investigation of our proposed acquisitions, such as by the Federal Trade Commission, may impede, limit or prevent us from proceeding with an acquisition. Acquisition activities have not been a significant part of our growth strategy in fiscal years 2010 and 2009 due to potential risks inherent in an economy recovering from a recent recession. As the economy improves, we currently expect to resume acquisition activity as a substantial component of our growth strategy. There can be no assurance, however, that any future acquisition activity, and any resulting growth, will equal or exceed prior levels of acquisition activity and growth.

Acquisitions involve a number of unique risks. For example, there may be difficulties integrating acquired personnel and distinct business cultures. Additional financing may be necessary and, if used, would increase our debt level, dilute our outstanding equity, or both. Acquisitions may divert management’s time and our other resources from existing operations. It is possible that there could be a negative effect on our financial statements from the impairment related to goodwill and other intangibles acquired through implementation of our acquisition strategy. We may experience the loss of key employees or customers of acquired companies. In addition, risks may include high transaction costs and expenses of integrating acquired companies, as well as exposure to unforeseen liabilities of acquired companies and failure of the acquired business to achieve expected results. These risks could hinder our future growth and adversely affect our competitive position and operating results.

In addition to acquisitions, part of our growth strategy is to expand our geographic coverage by opening additional satellite branches in regions near our established operations to capture new customers and greater market share. Although we believe that the capital investment for a new branch is generally modest, the branches that we open in the future may not ultimately produce returns that justify our investment.

If We are Unable to Successfully Monitor and Manage Operations of Our Subsidiaries and Segments, Our Business and Profitability could Suffer.

Since 1997, we have acquired more than 140 businesses and, in most cases, have delegated the responsibility for marketing, pricing, and selling practices with the local and operational managers of those businesses. During the past two years we have begun to centralize many of these functions, but if we do not successfully manage our subsidiaries and segments under this decentralized operating structure, we risk having disparate results, lost market opportunities, lack of economic synergies, and a loss of vision and planning, all of which could harm our business and profitability. In addition, there is a risk that the company-wide rebranding initiative that we commenced following the end of the third quarter of fiscal year 2010 could have a negative effect on our revenues and results of operations and financial condition.

We Depend on Certain Key Vendors for Reprographics Equipment, Maintenance Services and Supplies, Making us Vulnerable to Supply Shortages and Price Fluctuations.

We purchase reprographics equipment and maintenance services, as well as paper, toner and other supplies, from a limited number of vendors. Our three largest vendors in 2010 were Oce N.V., Azerty, and Xpedx, a division of International Paper Company. Adverse developments concerning key vendors or our relationships with them could force us to seek alternate sources for our reprographics equipment, maintenance services and supplies, or to purchase such items on unfavorable terms. An alternative source of supply of reprographics equipment, maintenance services and supplies may not be readily available. A delay in procuring reprographics equipment, maintenance services or supplies, or an increase in the cost to purchase these items could limit our ability to provide services to our customers on a timely and cost-effective basis and could harm our results of operations and financial condition.

Our Failure to Adequately Protect the Proprietary Aspects of Our Technology, Including Planwell, May Cause us to Lose Market Share.

Our success depends on our ability to protect and preserve the proprietary aspects of our technologies, including PlanWell. We rely on a combination of copyright, trademark and trade secret protection, confidentiality agreements, license agreements, non-competition agreements, reseller agreements, customer contracts, and technical measures to establish and protect our rights in our proprietary technologies. Our license agreements contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. These protections, however, may not be adequate to remedy harm we suffer due to misappropriation of our proprietary rights by third parties. In addition, United States law provides only limited protection of proprietary rights and the laws of some foreign countries may offer less protection than the laws of the United States. Third parties may unlawfully copy aspects of our technology products, unlawfully distribute them, impermissibly reverse engineer them or otherwise obtain and use information that we regard as proprietary. If competitors are able to develop such technologies and we cannot successfully enforce our rights against them, they may be able to market and sell or license products that compete with ours, and this competition could adversely affect our results of operations and financial condition. Furthermore, we may, from time to time, be subject to intellectual property litigation which can be expensive, a burden on management’s time and our Company’s resources, and the outcome of any such litigation may be uncertain.

Damage or Disruption to Our Facilities, Our Technology Center, Our Vendors or a Majority of Our Customers could Impair Our Ability to Effectively Provide Our Services and may have a Significant Impact on Our Revenues, Expenses and Financial Condition.

We currently store most of our customer data at our technology center located in Silicon Valley near known earthquake fault zones. Damage to or destruction of this technology center or a disruption of our data storage processes resulting from sustained process abnormalities, human error, acts of terrorism, violence, war or a natural disaster, such as fire, earthquake or flood, could have a material adverse effect on the markets in which we operate and on our business operations. We store and maintain critical customer data on computer servers at our technology center that our customers access remotely through the internet and/or directly through telecommunications lines. If our back-up power generators fail during any power outage, if our telecommunications lines are severed or internet access is impaired for any reason, our remote access customers would be unable to access their critical data, causing an interruption in their operations. In such event, our remote access customers and their customers could seek to hold us responsible for any losses that they may incur in this regard. We may also potentially lose these customers and our reputation could be harmed. In addition, such damage or destruction, particularly that directly impacting our technology center or our vendors or customers, could have an impact on our sales, supply chain, production capability, costs, and our ability to provide services to our customers.

Although we currently maintain general property damage insurance, if we incur losses from uninsured events, we could incur significant expenses which would adversely affect our results of operations and financial condition.

If We Lose Key Personnel or Qualified Technical Staff, Our Ability to Manage the Day-to-Day Aspects of Our Business will be Adversely Affected.

We believe that our ability to attract and retain qualified personnel is critical to our success. If we lose key personnel and/or are unable to recruit qualified personnel, our ability to manage the day-to-day aspects of our business will be adversely affected. Our operations and prospects depend in large part on the performance of our senior management team and the managers of our principal operating segments. Outside of the implementation of succession plans and executive transitions done in the normal course of business, the loss of the services of one or more members of our senior management team, in particular, the sudden loss of the services of Mr. Suriyakumar, our Chairman, President and Chief Executive Officer, would disrupt our business and impede our ability to execute our business strategy. Because the other members of our executive and divisional management team have on average more than 20 years of experience within the reprographics industry, it would be difficult to replace them.

Downgrades in Our Credit Rating may Adversely Affect Our Business, Financial Condition and Results of Operations.

From time to time, independent credit rating agencies rate our credit worthiness. Credit market deterioration and its actual or perceived effects on our business, financial condition and results of operation, along with deterioration in general economic conditions, may increase the likelihood that major independent credit agencies will downgrade our credit rating. Any downgrade in our credit rating could increase our cost of borrowing, which would adversely affect our financial condition and results of operations, perhaps materially. Any downgrade in our credit rating may also cause a decline in the market price of our common stock.

Valuation Allowances Recorded Against Our Deferred Tax Assets may Adversely Impact Our Future Results of Operations.

As of December 31, 2010, we have deferred tax assets of $156 million and deferred tax liabilities of $111 million, which amounts to net deferred tax assets of $45 million on our balance sheet. Deferred tax assets are future income tax benefits we expect to realize. The realization of deferred tax assets requires an assessment of historical financial performance in conjunction with various forecasts and assumptions of future financial performance including future flows of taxable income. Actual results of these forecasts and projections may differ significantly whether positive or negative. Significant negative results may require a valuation allowance for the amount of deferred tax assets considered not to be realized in the future.

Results of Tax Examinations may Adversely Impact Our Future Results of Operations.

We are subject to various tax examinations on an ongoing basis. Adverse results of tax examinations for income, payroll, value added, sales-based and other taxes may require future material tax payments if we are unable to sustain our position with the relevant jurisdiction. Where appropriate, we have made accruals for these matters which are reflected in our Consolidated Balance Sheets and Statements of Operations.

Our Debt Instruments Impose Operating and Financial Restrictions on us and, in the Event of a Default, would have a Material Adverse Impact on Our Business and Results of Operations.

The New Revolving Credit Facility and the notes, impose operating and other restrictions on us and many of our subsidiaries.

The Indenture contains covenants that limit, among other things, our company’s and certain of our subsidiaries’ ability to incur additional debt and issue preferred stock, make certain restricted payments, consummate specified asset sales, enter into certain transactions with affiliates, create liens, declare or pay any dividend or make any other distributions, make certain investments, and merge or consolidate with another person.

The New Revolving Credit Facility contains covenants which, subject to certain exceptions as set forth in the New Revolving Credit Facility, restrict our ability to incur additional debt, grant liens or guaranty other indebtedness, pay dividends, redeem stock, pay or redeem subordinated indebtedness, make investments or capital expenditures, dispose or acquire assets, dispose of equity interests in subsidiaries, enter into any merger, sale of assets, consolidation or liquidation transaction, or engage in transactions with stockholders and affiliates.

The New Revolving Credit Facility contains financial covenants which, among other things, requires us to not exceed a specified maximum consolidated leverage ratio, not exceed a specified maximum consolidated senior secured leverage ratio and not go below a specified minimum consolidated interest coverage ratio.

A breach of any of these covenants could result in a default under our debt instruments. If any such default occurs, our creditors under the agreements may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. The creditor under the New Revolving Credit Facility also has the right in these circumstances to terminate any commitments to provide further borrowings.

Risks Relating to the Exchange Offer

There are Significant Consequences if You Fail to Exchange Your Initial Notes.

We did not register the initial notes under the Securities Act or any state securities laws, nor do we intend to do so after the exchange offer. As a result, the initial notes may only be transferred in limited circumstances under applicable securities laws. If you do not exchange your initial notes in the exchange offer, you will lose your right to have the initial notes registered under the Securities Act, subject to certain exceptions. If you continue to hold initial notes after the exchange offer, you may be unable to sell the initial notes. Initial notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to existing restrictions.

You Must Follow the Appropriate Procedures to Tender Your Initial Notes or They will not be Exchanged.

The exchange notes will be issued in exchange for the initial notes only after timely receipt by the exchange agent of the initial notes or a book-entry confirmation related thereto, a properly completed and executed letter of transmittal or an agent’s message and all other required documentation. If you want to tender your initial notes in exchange for exchange notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of initial notes for exchange. Initial notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions. In addition, if you tender the initial notes in the exchange offer to participate in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled “The Exchange Offer” and “Plan of Distribution” later in this prospectus.

The Consummation of the Exchange Offer may not Occur.

We are not obligated to complete the exchange offer under certain circumstances. See “The Exchange Offer — Conditions to the Exchange Offer.” Even if the exchange offer is completed, it may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the exchange offer may have to wait longer than expected to receive their exchange notes.

You may be Required to Deliver Prospectuses and Comply with Other Requirements in Connection with Any Resale of the Exchange Notes.

If you tender your initial notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. In addition, if you are a broker-dealer receiving exchange notes for your own account in exchange for initial notes acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

Risks Related to the Notes

If an Active Trading Market for the Notes does not Develop, the Liquidity and Value of the Notes could be Harmed.

The exchange notes have been registered under the Securities Act. Although the exchange notes are eligible for trading, we cannot assure you that an active trading market will develop for the exchange notes. If no active trading market develops, you may not be able to resell your exchange notes at their fair market value or at all. Future trading prices of the exchange notes will depend on many factors, including, among other things, the success of this exchange offer, prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply for a listing of the exchange notes on the NYSE or any other securities exchange.

Historically, the market for non-investment grade debt, such as the notes, has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions, and any such disruptions may adversely affect the prices at which you may sell your notes. In addition, subsequent to their initial issuance, the notes may trade at a discount from their initial offering price depending upon prevailing interest rates, the market for similar notes, our performance or other factors.

Our Substantial Indebtedness could Adversely Affect Our Financial Health and Prevent us from Fulfilling Our Obligations Under the Notes.

We have a significant amount of indebtedness. As of March 31, 2011, we had $247.8 million of indebtedness outstanding and $33.3 million of unused commitments under the New Revolving Credit Facility.

Our substantial indebtedness could have important consequences for you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes and our other indebtedness, which could in turn result in an event of default on the notes or such other indebtedness;

•	limit our ability to borrow additional funds or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities or other purposes, such as funding our working capital and capital expenditures;

•	limit our flexibility in planning for, or reacting to, changes in the business and industry in which we operate;

•	place us at a competitive disadvantage compared to certain competitors that have proportionately less debt; and

•	prevent us from raising the funds necessary to repurchase all notes tendered to us upon the occurrence of a change of control, which would constitute a default under the indenture governing the notes, which in turn could trigger a default under the New Revolving Credit Facility if the New Revolving Credit Facility remains outstanding after such change of control.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects or ability to satisfy our obligations under the notes.

In Addition to the Indebtedness Under the Notes and the New Revolving Credit Facility, We may be Able to Incur Substantially More Indebtedness. This could Exacerbate the Risks Associated with Our Substantial Indebtedness.

We and our subsidiaries may be able to incur substantially more debt in the future. Although the indenture governing the notes and the New Revolving Credit Facility contain restrictions on our incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial. The terms of the indenture will permit us to incur additional indebtedness, including additional secured indebtedness.

Our Ability to Generate Cash Depends on Many Factors Beyond Our Control, and We may not be Able to Generate the Cash Required to Service Our Debt.

Our ability to make payments on, or repay or refinance, our indebtedness, including the notes, and to fund planned capital expenditures, will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In particular, if adverse national and foreign economic conditions persist, worsen, or fail to improve significantly, we could experience decreased revenues from our operations and could fail to generate sufficient cash to fund our liquidity needs or fail to satisfy the financial and other restrictive covenants that we are subject to under our indebtedness. In addition, our ability to borrow funds in the future to make payments on our indebtedness will depend on the satisfaction of the covenants in the indenture, the New Revolving Credit Facility and our other debt agreements, and other agreements we may enter into in the future. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the New Revolving Credit Facility or from other sources in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs.

We cannot assure you that we will be able to refinance any of our indebtedness, including the New Revolving Credit Facility, on commercially reasonable terms or at all. In particular, the New Revolving Credit Facility will mature prior to the maturity of the notes. If we were unable to make payments or refinance our indebtedness or obtain new financing under these circumstances, we would have to consider other options, such as the sale of assets, the sales of equity and/or negotiations with our lenders to restructure the applicable indebtedness. The indenture governing the notes, the New Revolving Credit Facility and our other debt instruments may restrict, or market or business conditions may limit, our ability to take some or all of these actions.

The Notes and the Guarantees will not be Secured by Any of Our Assets and Therefore will be Effectively Subordinated to Our Existing and Future Secured Indebtedness.

The notes and the guarantees will be general unsecured obligations ranking effectively junior in right of payment to all existing and future secured debt, including under our New Revolving Credit Facility to the extent of the collateral securing such debt. In addition, the indenture governing the notes permits the incurrence of additional debt, some of which may be secured debt. In the event that we or a guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, creditors whose debt is secured by our assets or those of the guarantors will be entitled to the remedies available to secured holders under applicable laws, including the foreclosure of the collateral securing such debt, before any payment may be made with respect to the notes or the affected guarantees. As a result, there may be insufficient assets to pay amounts due on the notes and holders of the notes may receive less, ratably, than holders of secured indebtedness. As of March 31, 2011, the total amount of available capacity under the New Revolving Credit Facility was $33.3 million (taking into account revolving loans outstanding of $12.8 million and letters of credit outstanding of $3.9 million). We may also incur additional senior secured indebtedness.

The Notes will be Structurally Subordinated to the Liabilities of Any of Our Subsidiaries that do not Guarantee the Notes to the Extent of the Assets of Such Non-Guarantor Subsidiaries.

The notes will be structurally subordinated to all liabilities of any of our subsidiaries that do not guarantee the notes. Therefore, our rights and the rights of our creditors to participate in the assets of any subsidiary in the event that such a subsidiary is liquidated or reorganized are subject to the prior claims of such subsidiary’s creditors. As a result, all indebtedness and other liabilities, including trade payables, of the non-guarantor subsidiaries, whether secured or unsecured, must be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us in order for us to meet our obligations with respect to the notes. To the extent that we may be a creditor with recognized claims against any subsidiary, our claims would still be subject to the prior claims of such subsidiary’s creditors to the extent that they are secured or senior to those held by us. As of March 31, 2011, our non-guarantor subsidiaries accounted for approximately 5.4% of our total assets and 2.8% of our total liabilities determined in accordance with GAAP.

If We Default on Our Obligations to pay Our Other Indebtedness, We may not be Able to Make Payments on the Notes.

If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal or, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. Any default under the agreements governing our indebtedness, including a default under the New Revolving Credit Facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could render us unable to pay the principal or, premium, if any, and interest on the notes and substantially decrease the market value of the notes.

The Indenture Governing the Notes and the New Revolving Credit Facility Contain Various Covenants Limiting the Discretion of Our Management in Operating Our Business and could Prevent us from Capitalizing on Business Opportunities and Taking Some Corporate Actions.

The indenture governing the notes and the New Revolving Credit Facility impose significant operating and financial restrictions on us. These restrictions will limit or restrict, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	make restricted payments;

•	make investments;

•	create, incur or suffer to exist liens;

•	sell assets;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends, make loans or transfer assets to us;

•	engage in transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other business opportunities. These covenants and financial tests, with respect to the notes, are described under the heading “Description of Notes — Certain Covenants” and, with respect to the New Revolving Credit Facility, are described under the heading “Description of Certain Other Indebtedness.”

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the indebtedness under these agreements and terminate any funding commitments. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the notes. We would, therefore, be required to seek alternative sources of funding, which may not be available on commercially reasonable terms, terms as favorable as our current agreements or at all, or face bankruptcy. If we are unable to refinance our indebtedness or find alternative means of financing our operations, we may be required to curtail our operations or take other actions that are inconsistent with our current business practices or strategy. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

Fraudulent Conveyance Laws may Permit Courts to Void the Guarantees of the Notes in Specific Circumstances, Which would Interfere with the Payment of the Guarantees.

Our issuance of the notes and the issuance of the guarantees by any of our subsidiaries may be subject to review under federal and state fraudulent conveyance or similar laws. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, any guarantee made by our future subsidiaries could be voided, or claims under the guarantee made by any of our future subsidiaries could be subordinated to all other obligations of any such subsidiary, if the subsidiary, at the time it incurred the obligations under any guarantee:

•	incurred the obligations with the intent to hinder, delay or defraud creditors; or

•	received less than reasonably equivalent value in exchange for incurring those obligations; and

•	was insolvent or rendered insolvent by reason of that incurrence;

•	was engaged in a business or transaction for which such person’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

A legal challenge to the obligations under any guarantee on fraudulent conveyance grounds could focus on any benefits received in exchange for the incurrence of those obligations. The obligations of each guarantor under its note guarantee will contain a net worth limitation to reduce the risk that a note guarantee would constitute a fraudulent conveyance under applicable law.

The measures of insolvency for purposes of the fraudulent transfer laws vary depending on the law applied in the proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, is greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets is less than the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it cannot pay its debts as they become due.

If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes.

Although each guarantee entered into by a subsidiary will contain a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees.

The Market Valuation of the Notes, if Any, may be Exposed to Substantial Volatility.

A real or perceived economic downturn or higher interest rates could cause a decline in the value of the notes, and to high yield notes generally, and thereby negatively impact the market for high yield notes, and more specifically, the notes offered hereby. Because an active trading market may not develop for the notes, it may be more difficult to sell and accurately value the notes. In addition, as has recently been evident in the turmoil in the global financial markets, the present economic slowdown and the uncertainty over its breadth, depth and duration, the market for high yield notes can experience sudden and sharp price swings, which may impact the valuation of the notes and may be further exacerbated by large or sustained sales by major investors in the notes, a high-profile default by another issuer or simply a change in the market’s psychology regarding high yield notes. Moreover, if one of the major rating agencies lowers its credit rating of the notes, the price of the notes will likely decline.

We may be Unable to Repurchase the Notes Upon a Change of Control as Required by the Indenture Governing the Notes or if We are Required Under the Indenture to Repurchase Notes Pursuant to an “Excess Cash Flow Offer.”

Upon the occurrence of certain specific kinds of change of control events specified in “Description of Notes — Repurchase at the Option of Holders — Change of Control,” we must offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest and additional interest, if any. Similarly, under certain circumstances, we may be required to make an offer to repurchase a portion of the outstanding notes if we have “excess cash flow.”

In such circumstances, we cannot assure you that we would have sufficient funds available to make the repurchases of the notes. Our failure to purchase the notes upon a change of control would be a default under the indenture governing the notes, which in turn could trigger a default under the New Revolving Credit Facility if the New Revolving Credit Facility remains outstanding after such change of control; however, our failure to purchase the notes pursuant to an “excess cash flow offer” would not constitute a default under the indenture governing the notes except in certain circumstances, and as such, would not trigger a default under the New Revolving Credit Facility. The New Revolving Credit Facility provides that certain specific kinds of change of control events constitute a default. A default under the New Revolving Credit Facility would permit lenders to accelerate the maturity of the indebtedness outstanding under the New Revolving Credit Facility and terminate the commitments thereunder.

You may be Required to Recognize Taxable Income on the Notes in a Taxable Year Before Receiving the Cash Payments Attributable to Such Income.

The notes will be issued with OID if the stated principal amount of the notes exceeds the issue price of the notes by more than a de minimis amount. If the notes are issued with OID, a holder subject to U.S. federal income tax generally will be required to include the OID in gross income on a constant yield to maturity basis in advance of the receipt of cash payment thereof regardless of such holder’s method of accounting for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations” for further discussion.

If a Bankruptcy Petition were Filed by or Against us, Holders of Notes may Receive a Lesser Amount for their Claim than they would have been Entitled to Receive Under the Indenture Governing the Notes.

If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the issuance of the notes, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

•	the original issue price for the notes; and

•	that portion of the OID that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Any OID that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to receive under the terms of the indenture governing the notes, even if sufficient funds are available.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

On December 1, 2010, we sold $200.0 million in aggregate principal amount of the initial notes in a private placement. The initial notes were sold to the initial purchasers who in turn resold the notes to a limited number of “qualified institutional buyers,” as defined in Rule 144A promulgated under the Securities Act, and to non-U.S. persons in transactions outside the United States in reliance on Regulation S of the Securities Act. In connection with the sale of the initial notes, we and Merrill Lynch, Pierce, Fenner & Smith, Incorporated, as representative of the initial purchasers, entered into a registration rights agreement. Under the registration rights agreement, we agreed to use our reasonable efforts to file a registration statement regarding the exchange of the initial notes for the exchange notes which are registered under the Securities Act. We have also agreed to use our reasonable efforts to cause the registration statement to become effective with the SEC and to conduct this exchange offer. For a more detailed explanation of our obligations under the registration rights agreement, see the section entitled “Exchange Offer; Registration Rights.”

We are making the exchange offer to comply with our obligations under the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

In order to participate in the exchange offer, you must represent to us, among other things, that:

•	you are acquiring the exchange notes in the exchange offer in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	you are not a broker-dealer tendering initial notes acquired directly from us for your own account; and

•	you are not one of our “affiliates,” as defined in Rule 405 of the Securities Act.

Terms of the Exchange Offer

We are offering to exchange $200,000,000 in aggregate principal amount of our 10.5% Senior Notes due 2016 which have been registered under the Securities Act for a like aggregate principal amount of our outstanding unregistered 10.5% Senior Notes due 2016.

Upon the terms and subject to the conditions set forth in this prospectus, we will accept for exchange all initial notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding initial notes accepted in the exchange offer. You may tender some or all of your initial notes under the exchange offer. Exchange notes will be issued in denominations of $2,000 and integral multiples of $1,000. The exchange offer is not conditioned upon any minimum amount of initial notes being tendered.

The form and terms of the exchange notes are the same as the form and terms of the initial notes, except that the exchange notes:

•	will be registered under the Securities Act;

•	will not bear restrictive legends restricting their transfer under the Securities Act;

•	will not be entitled to the registration rights that apply to the initial notes; and

•	will not contain provisions relating to an increase in any interest rate in connection with the initial notes under circumstances related to the timing of the exchange offer.

The exchange notes will accrue interest from the most recent date on which interest has been paid on the initial notes or, if no interest has been paid, from the date of issuance of the initial notes. Accordingly, registered holders of exchange notes on the record date for the first interest payment date following the completion of the exchange offer will receive interest accrued from the most recent date to which interest has been paid on the initial notes or, if no interest has been paid, from the date of issuance of the initial notes. However, if that record date occurs prior to completion of the exchange offer, then the interest payable on the first interest payment date following the completion of the exchange offer will be paid to the registered holders of the initial notes on that record date.

In connection with the exchange offer, you do not have any appraisal or dissenters’ rights under applicable law or the indenture. We intend to conduct the exchange offer in accordance with the registration rights agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the SEC. The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of the initial notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

We will be deemed to have accepted validly tendered initial notes when we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.

If we do not accept any tendered initial notes because of an invalid tender or for any other reason, then we will return any unaccepted initial notes without expense to the tendering holder promptly after the expiration date.

Holders who tender initial notes in the exchange offer will not be required to pay brokerage commissions or fees. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See “— Fees and Expenses” below for more detailed information regarding the expenses of the exchange offer.

By submitting an agent’s message defined below, you will be making the representations described under “— Procedures Tendering Initial Notes — Deemed Representations” below.

None of us, our board of directors or our management makes any recommendation concerning whether you should tender or not tender initial notes in the exchange offer, nor have we or they authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if you decide to tender, the aggregate amount of initial notes to tender.

Expiration Date; Extension; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on          , 2011 unless we, in our sole discretion, extend the exchange offer, in which case the expiration date means the latest date and time to which we extend the exchange offer.

In order to extend the exchange offer, we will notify the exchange agent of any extension by written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any extension, all initial notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any initial notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

We reserve the right, in our sole discretion and at any time, to:

•	delay accepting any initial notes;

•	extend the exchange offer;

•	terminate the exchange offer, by giving oral or written notice of such delay, extension or termination to the exchange agent, if any of the conditions set forth below under “— Conditions to the Exchange Offer” have not been satisfied or waived prior to the expiration date; and

•	amend the terms of the exchange offer in any manner.

We will notify you as promptly as practicable of any extension, amendment or termination. We will also file a post-effective amendment to the registration statement of which this prospectus is a part with respect to any fundamental changes in the exchange offer.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue exchange notes in exchange for, any initial notes, if in our reasonable judgment:

•	the exchange offer violates applicable law or applicable interpretation of the staff of the SEC;

•	any action or proceeding is instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer, or any material adverse development shall have occurred in any existing action or proceeding with respect to us; or

•	we have not obtained all governmental approvals which we deem necessary for the consummation of the exchange offer.

The conditions listed above are for our sole benefit, and we may assert them prior to the expiration date regardless of the circumstances giving rise to any condition. Subject to applicable law, we may waive these conditions in our discretion in whole or in part prior to the expiration date. If we fail at any time to exercise any of the above rights, the failure will not be deemed a waiver of those rights, and those rights will be deemed ongoing rights which may be asserted at any time and from time to time.

We will not accept for exchange any initial notes tendered, and will not issue exchange notes in exchange for any initial notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering Initial Notes

To effectively tender initial notes by book-entry transfer to the account maintained by the exchange agent at DTC, holders of initial notes must request a DTC participant to, on their behalf, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance through DTC’s Automated Tender Offer Program (“ATOP”). DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An “agent’s message” is a message transmitted by DTC to, and received by, the exchange agent and forming a part of the book-entry confirmation, as defined below, which states that DTC has received an express acknowledgment from the DTC participant tendering initial notes on behalf of the holder of such initial notes that such DTC participant has received and agrees to be bound by the terms and conditions of the exchange offer as set forth in this prospectus and the related letter of transmittal and that we may enforce such agreement against such participant. Timely confirmation of a book-entry transfer of the initial notes into the exchange agent’s account at DTC (a “book-entry confirmation”) pursuant to the book-entry transfer procedures described below, as well as an agent’s message pursuant to DTC’s ATOP system must be delivered to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Holders of initial notes who cannot complete the procedures for book-entry transfer on or prior to 5:00 p.m., New York City time, on the expiration date, may tender their initial notes according to the guaranteed delivery procedures set forth in “— Guaranteed Delivery Procedures” below.

The delivery of initial notes through DTC, and transmission of an agent’s message through DTC’s ATOP system, is at the election and risk of the tendering holders, and the delivery will be deemed made only when actually received or confirmed by the exchange agent. Holders tendering initial notes through DTC’s ATOP system must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such respective date.

No documents should be sent to us. Delivery of all agent’s messages, and any documents must be made to the exchange agent. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

The tender by a holder of initial notes pursuant to the delivery of an agent’s message through DTC’s ATOP system, will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

Holders of initial notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee who wish to tender must contact such registered holder promptly and instruct such registered holder how to act on such non-registered holder’s behalf.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act (each an “eligible institution”) unless the initial notes tendered pursuant to the letter of transmittal or a notice of withdrawal are tendered:

•	by a registered holder of initial notes (which term, for purposes of the exchange offer, includes any participant in the DTC system whose name appears on a security position listing as the holder of such initial notes) who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible institution.

If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal.

If the letter of transmittal is signed by a person other than the registered holder, the initial notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder’s name appears on the initial notes.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered initial notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all initial notes not validly tendered or any initial notes which, if accepted, would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular initial notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. Although we intend to notify you of defects or irregularities with respect to tenders of initial notes, none of us, the exchange agent, or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of initial notes, nor shall any of them incur any liability for failure to give such notification. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. Any initial notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date of the exchange offer.

Although we have no present plan to acquire any initial notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any initial notes that are not tendered in the exchange offer, we reserve the right, in our sole discretion, to purchase or make offers for any initial notes after the expiration date of the exchange offer, from time to time, through open market or privately negotiated transactions, one or more additional exchange or tender offers, or otherwise, as permitted by law, the indenture and our other debt agreements. Following consummation of this exchange offer, the terms of any such purchases or offers could differ materially from the terms of this exchange offer.

By tendering, each holder will represent to us that, among other things:

•	it is not an affiliate of ours;

•	the person acquiring the exchange notes in the exchange offer is obtaining them in the ordinary course of its business, whether or not such person is the holder; and

•	neither the holder nor such person is engaged in or intends to engage in or has any arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer.

If any holder or any such other person is an “affiliate,” as defined under Rule 405 of the Securities Act, of us, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of exchange notes to be acquired in the exchange offer, that holder or any such other person:

•	may not participate in the exchange offer;

•	may not rely on the applicable interpretations of the Staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer who acquired its initial notes as a result of market-making activities or other trading activities, and thereafter receives exchange notes issued for its own account in the exchange offer, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes issued in the exchange offer. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all initial notes properly tendered and will issue exchange notes registered under the Securities Act. For purposes of the exchange offer, we will be deemed to have accepted properly tendered initial notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “— Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any initial notes for exchange.

For each initial note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to that of the surrendered initial note. The exchange notes will bear interest from the most recent date to which interest has been paid on the initial notes, or if no interest has been paid on the initial notes, from December 1, 2010. As a result, registered holders of exchange notes issued in the exchange offer on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the initial notes, from December 1, 2010. Initial notes that we accept for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of initial notes accepted for exchange will not receive any payment of accrued interest on such initial notes on any interest payment date if the relevant record date occurs on or after the closing date of the exchange offer. Under the registration rights agreement, we may be required to make additional payments in the form of additional interest to the holders of the initial notes under certain circumstances relating to the timing of the exchange offer.

In all cases, we will issue exchange notes in the exchange offer for initial notes that are accepted for exchange only after the exchange agent timely receives:

•	a book-entry confirmation of such initial notes into the exchange agent’s account at DTC or certificates for such initial notes;

•	an agent’s message or a properly completed and duly executed letter of transmittal; and/or

•	any other required documents.

If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered initial notes, or if a holder submits initial notes for a greater principal amount than the holder desires to exchange or a holder withdraws initial notes, we will return such unaccepted, non-exchanged or withdrawn initial note without cost to the tendering holder. In the case of initial notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged initial notes will be credited to an account maintained with DTC. We will have the initial notes credited to the DTC account as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will establish an account with respect to the initial notes at DTC for purposes of this exchange offer. Any financial institution that is a participant in DTC’s ATOP systems may use DTC’s ATOP procedures to tender initial notes. Such participant may make a book-entry delivery of initial notes by causing DTC to transfer such initial notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of initial notes may be effected through a book-entry transfer at DTC, an agent’s message pursuant to the ATOP procedures and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth in this prospectus at or prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, or the guaranteed delivery procedures described below must be complied with. Delivery of documents to DTC will not constitute valid delivery to the exchange agent.

Guaranteed Delivery Procedures

If your certificates for initial notes are not lost but are not immediately available or you cannot deliver your certificates and any other required documents to the exchange agent at or prior to 5:00 p.m., New York City time, on the expiration date, or you cannot complete the procedures for book-entry transfer at or prior to 5:00 p.m., New York City time, on the expiration date, you may nevertheless effect a tender of your initial notes if:

•	the tender is made through an eligible institution;

•	prior to the expiration date of the exchange offer, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a validly completed and duly executed notice of guaranteed delivery, substantially in the form provided with this prospectus, or an agent’s message with respect to guaranteed delivery which;

•	sets forth your name and address and the amount of your initial notes tendered;

•	states that the tender is being made thereby;

•	guarantees that within three NYSE trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered initial notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered initial notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of Tenders

Tenders of initial notes may be properly withdrawn at any time prior 5:00 p.m., New York City time, on the expiration date of the exchange offer.

For a withdrawal of a tender to be effective, a written notice of withdrawal delivered by hand, overnight by courier or by mail, or a manually signed facsimile transmission, or a properly transmitted “Request Message” through DTC’s ATOP system, must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any such notice of withdrawal must:

•	specify the name of the person that tendered the initial notes to be properly withdrawn;

•	identify the initial notes to be properly withdrawn, including certificate number or numbers and the principal amount of such initial notes;

•	in the case of initial notes tendered by book-entry transfer, specify the number of the account at DTC from which the initial notes were tendered and specify the name and number of the account at DTC to be credited with the properly withdrawn initial notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such initial notes exchanged for exchange notes;

•	other than a notice transmitted through DTC’s ATOP system, be signed by the holder in the same manner as the initial signature on the letter of transmittal by which such initial notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the initial notes register the transfer of such initial notes in the name of the person withdrawing the tender; and

•	specify the name in which such initial notes are registered, if different from the person who tendered such initial notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, and our determination shall be final and binding on all parties. Any initial notes so properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of this exchange offer. No exchange notes will be issued with respect to any withdrawn initial notes unless the initial notes so withdrawn are later tendered in a valid fashion. Any initial notes that have been tendered for exchange but are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, or, in the case of initial notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, such initial notes will be credited to an account maintained with DTC for the initial notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn initial notes may be retendered by following the procedures described above at any time at or prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as exchange agent for this exchange offer. Any request for materials or questions in connection with this exchange offer should be sent or delivered by each holder of initial notes or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to the exchange agent at the following address:

By Hand, Overnight Mail, Courier, or Registered or Certified Mail:

Wells Fargo Bank, National Association
608 2nd Avenue South, 12th Floor
MAC: N9303-121
Minneapolis, MN 55402
Attention: Bondholder Communications
Reference: American Reprographics Company
For Information by Telephone:

1-800-344-5128

Fees and Expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of initial notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of initial notes pursuant to the exchange offer.

Transfer Taxes

Holders who tender their initial notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the initial notes tendered, or if a transfer tax is imposed for any reason other than the exchange of initial notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the initial notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the closing of the exchange offer. The expenses of the exchange offer will be expensed as incurred.

Resales of Exchange Notes

Based on interpretive letters issued by the SEC staff to third parties in transactions similar to the exchange offer, we believe that a holder of exchange notes, other than a broker-dealer, may offer exchange notes for resale, resell and otherwise transfer the exchange notes without delivering a prospectus to prospective purchasers, if the holder acquired the exchange notes in the ordinary course of business, has no intention of engaging in a “distribution” (as defined under the Securities Act) of the exchange notes and is not an “affiliate” (as defined under the Securities Act) of ARC. We will not seek our own interpretive letter. As a result, we cannot assure you that the staff will take the same position on this exchange offer as it did in interpretive letters to other parties in similar transactions.

By tendering initial notes, the holder, other than participating broker-dealers, as defined below, of those initial notes will represent to us that, among other things:

•	the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder;

•	neither the holder nor any other person receiving the exchange notes is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” (as defined under the Securities Act) of the exchange notes; and

•	neither the holder nor any other person receiving the exchange notes is an “affiliate” (as defined under the Securities Act) of ARC.

If any holder or any such other person is an “affiliate” of ARC or is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” of the exchange notes, such holder or other person:

•	may not rely on the applicable interpretations of the staff of the SEC referred to above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes must represent that the initial notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes pursuant to the exchange offer. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” (as defined under the Securities Act). If a broker-dealer acquired initial notes as a result of market-making or other trading activities, it may use this prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of exchange notes received in exchange for the initial notes pursuant to the exchange offer. We have agreed that, during the period ending 90 days after the consummation of the exchange offer, subject to extension in limited circumstances, we will use all commercially reasonable efforts to keep the exchange offer registration statement effective and make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Consequences of Failure to Exchange Initial Notes

Holders who desire to tender their initial notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent is under any duty to give notification of defects or irregularities with respect to the tenders of initial notes for exchange.

Initial notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the initial notes and the existing restrictions on transfer set forth in the legend on the initial notes and in the offering memorandum dated November 23, 2010, relating to the initial notes. Except in limited circumstances with respect to the specific types of holders of initial notes, we will have no further obligation to provide for the registration under the Securities Act of such initial notes. In general, initial notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not anticipate that we will take any action to register the untendered initial notes under the Securities Act or under any state securities laws. Upon completion of the exchange offer, holders of the initial notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

Initial notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the initial notes and the exchange notes. Holders of the exchange notes and any initial notes that remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. Because the exchange notes have substantially identical terms as the initial notes, the issuance of the exchange notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement entered into with the initial purchasers of the initial notes. See “The Exchange Offer — Purpose and Effective Registration Rights.” We used the proceeds from the offering of the initial notes to repay our existing credit facility.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2011. You should read this table together with the sections entitled “Use of Proceeds” and “Selected Financial Information.”

March 31, 2011
Actual
(Dollars in
thousands)

Cash and cash equivalents	$22,672

Total debt:
New Revolving Credit Facility(1)	12,800
Notes(2)	200,000
Other debt(3)	39,217

Total debt:	252,017

Total American Reprographics Company stockholders’ equity:	255,618

Total capitalization	$507,635

(1)	As of March 31, 2011, the total commitment available to us under the New Revolving Credit Facility was $50.0 million, and there were $12.8 million in revolving loans and $3.9 million of letters of credit outstanding. Available capacity under the New Revolving Credit Facility was $33.3 million. For a description of the New Revolving Credit Facility, see “Description of Certain Other Indebtedness.”

(2)	The initial notes were issued at a price of 97.824% of their face value, resulting in approximately $4.4 million of discount and $195.6 million of gross proceeds. The discount is being amortized and included in interest expense until the notes mature.

(3)	Consists of $6.2 million of seller notes and $33.1 million of capitalized leases.

SELECTED FINANCIAL INFORMATION

The selected historical financial data presented below for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 is derived from the audited financial statements of American Reprographics Company for such years. The selected financial data presented below for the quarterly periods ended March 31, 2011 and 2010 is derived from the unaudited condensed consolidated financial statements and related notes contained in the Quarterly Report on Form 10-Q of American Reprographics Company for the quarterly period ended March 31, 2011, which includes, in the opinion of our management team, all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the period and dates presented. The selected historical financial data does not purport to represent what our financial position or results of operations might be for any future period or date. The financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010, and our unaudited financial statements including in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

						Three Months
						Ended
	Fiscal Year Ended December 31,					March 31,
	2010	2009	2008	2007	2006	2011	2010
	(In thousands, except per share amount)
						(Unaudited)

Statement of Operations Data:
Reprographics services	$294,555	$350,491	$518,062	$513,630	$438,375	$70,022	$76,257
Facilities management	89,994	97,401	120,983	113,848	100,158	24,203	22,403
Equipment and supplies sales	57,090	53,657	61,942	60,876	53,305	12,279	13,501

Total net sales	441,639	501,549	700,987	688,354	591,838	106,504	112,161
Cost of sales	299,307	323,360	415,715	401,317	337,509	73,118	75,310

Gross profit	142,332	178,189	285,272	287,037	254,329	33,386	36,851
Selling, general and administrative expenses	107,744	115,020	154,728	143,811	131,743	27,832	27,131
Litigation (gain) reserve	—	—	—	(2,897)	11,262	—	—
Amortization of intangibles	11,657	11,367	12,004	9,083	5,055	4,744	2,636
Goodwill impairment	38,263	37,382	35,154	—	—	—	—
Impairment of long-lived assets	—	781	—	—	—	—	—

(Loss) income from operations	(15,332)	13,639	83,386	137,040	106,269	810	7,084
Other income, net	(156)	(171)	(517)	—	(299)	(26)	(43)
Interest expense, net	24,091	25,781	25,890	24,373	23,192	8,167	5,888
Loss on early extinguishment of debt	2,509	—	—	1,327	—	—	—

(Loss) income before income tax (benefit) provision	(41,776)	(11,971)	58,013	111,340	83,376	(7,331)	1,239
Income tax (benefit) provision	(14,186)	3,018	21,200	42,203	31,982	(3,649)	530

Net (loss) income	(27,590)	(14,989)	36,813	69,137	51,394	(3,682)	709

Loss (income) attributable to noncontrolling interest	88	104	(59)	—	—	39	8

Net (loss) income attributable to American Reprographics Company	$(27,502)	$(14,885)	$36,754	$69,137	$51,394	$(3,643)	$717

						Three Months
						Ended
	Fiscal Year Ended December 31,					March 31,
	2010	2009	2008	2007	2006	2011	2010
	(In thousands, except per share amount)
						(Unaudited)

(Loss) earnings per share attributable to ARC shareholders:
Basic	$(0.61)	$(0.33)	$0.82	$1.52	$1.14	$(0.08)	$0.02
Diluted	$(0.61)	$(0.33)	$0.81	$1.51	$1.13	$(0.08)	$0.02
Weighted average common shares outstanding:
Basic	45,213	45,123	45,060	45,421	45,015	45,322	45,150
Diluted	45,213	45,123	45,398	45,829	45,595	45,322	45,357

						Three Months
						Ended
	Fiscal Year Ended December 31,					March 31,
	2010	2009	2008	2007	2006	2011	2010
	(Dollars in thousands)
						(Unaudited)

Other Financial Data:
Depreciation and amortization	$45,649	$49,543	$50,121	$39,445	$27,749	$12,486	$11,656
Capital expenditures	$8,634	$7,506	$9,033	$8,303	$7,391	$4,136	$1,217
Interest expense, net	$24,091	$25,781	$25,890	$24,373	$23,192	$8,167	$5,888

	As of December 31,					As of March 31,
	2010	2009	2008	2007	2006	2011
	(Dollars in thousands)
						(Unaudited)

Balance Sheet Data:
Cash and cash equivalents	$26,293	$29,377	$46,542	$24,802	$11,642	$22,672
Total assets	$569,085	$620,954	$725,931	$722,611	$547,581	$569,594
Long term obligations	$221,088	$228,711	$315,165	$324,724	$253,419	$217,660
Total ARC stockholders’ equity	$256,506	$276,007	$281,781	$251,651	$184,244	$255,618
Working capital	$22,387	$(3,739)	$29,798	$4,695	$21,150	$33,183

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges of the Company for the periods indicated. For purposes of computing the following ratio of earnings to fixed charges, earnings represents income (loss) from continuing operations before income taxes, discontinued operations and fixed charges. Fixed charges represent interest expense, net of capitalized interest, and such portion of rental expense that represents an appropriate interest factor.

						Three Months
						Ended
	Year Ended December 31,					March 31,
	2010(a)	2009(b)	2008(c)	2007(d)	2006	2011(e)
	(Dollars in thousands, except ratio amounts)

Earnings:
Net (loss) income attributable to American Reprographics Company before income taxes	$(41,688)	$(11,867)	$57,954	$111,340	$83,376	$(7,292)
Fixed charges	31,440	30,769	29,740	32,987	26,912	9,047

Earnings, as defined	$(10,248)	$18,902	$87,694	$144,327	$110,288	$1,755

Fixed Charges:
Interest expense, net	$24,091	$25,781	$25,890	$24,373	$23,192	$8,167
Amortized discounts	44	—	—	—	—	132
Capitalized expenses related to debt	4,913	2,092	726	5,687	544	164
Interest portion of rent expense	2,392	2,896	3,124	2,927	3,176	584

Fixed Charges, as defined	$31,440	$30,769	$29,740	$32,987	$26,912	$9,047

Ratio of Earnings to Fixed Charges	—	—	2.9	4.4	4.1	—

(a)	The ratio calculation indicates a less than one-to-one coverage for the year ended December 31, 2010. Earnings available for fixed charges for the year ended December 31, 2010, were inadequate to cover total fixed charges. The deficient amount for the ratio was $41,688. Net loss attributable to American Reprographics Company, before income taxes for the year ended December 31, 2010 includes $38,263 of non-cash goodwill impairment charges and $2,509 of non-cash loss on early extinguishment of debt.

(b)	The ratio calculation indicates a less than one-to-one coverage for the year ended December 31, 2009. Earnings available for fixed charges for the year ended December 31, 2009, were inadequate to cover total fixed charges. The deficient amount for the ratio was $11,867. Net loss income attributable to American Reprographics Company, before income taxes for the year ended December 31, 2009 includes $38,163 of non-cash goodwill and long-lived asset impairment charges.

(c)	Net income attributable to American Reprographics Company, before income taxes for the year ended December 31, 2008 includes $35,154 of non-cash goodwill impairment charges.

(d)	Net income attributable to American Reprographics Company, before income taxes for the year ended December 31, 2007 includes $1,327 non-cash loss on early extinguishment of debt.

(e)	The ratio calculation indicates a less than one-to-one coverage for the quarter ended March 31, 2011. Earnings available for fixed charges for the quarter ended March 31, 2011, were inadequate to cover total fixed charges. The deficient amount for the ratio was $7,292.

BUSINESS

Our Company

We are the largest reprographics company in the United States with a network that consists of more than 225 production facilities in the U.S., significant operations in Canada, and a growing presence in the United Kingdom, India and China. Our primary business is providing highly-specialized document management services, document distribution and logistics, and print-on-demand services to the architectural, engineering and construction industry, or AEC industry. As a part of these services, we frequently place equipment in our customers’ offices and sell our services on a per-use basis on-site, a practice commonly referred to as facilities management, or “FM” services. We also sell reprographics equipment and supplies to complement our service offerings. Based on our extensive footprint and technology-enabled services, we are uniquely positioned to manage, store, distribute and print documents that are critical to the AEC industry, including large-format construction drawings, small-format specification documents, and color architectural renderings.

Construction documents are frequently reproduced in short runs and fast turnaround times, and are almost always technical, complex, constantly changing and confidential. We believe we hold the leading market share position in 30 of the Nielsen Group’s top 50 major metropolitan markets, and operate in eight times as many cities and with eight times the number of service facilities as our next largest competitor. We also provide services on-site in approximately 5,800 of our customers’ offices. We believe our national footprint provides a significant competitive advantage as the reprographics industry is largely comprised of small, local operators. We are the only single-source supplier of national reprographics services for regional, national and global AEC firms.

We also leverage our core competencies to address market opportunities outside of the construction industry. We provide document management and printing services to the retail, aerospace, technology, entertainment, and healthcare industries, among others. A significant portion of our non-AEC revenues are derived from supplying digital color printing services to customers with short-run, high-turnover promotional, advertising and marketing needs. We began to market these services in 2010 under a separate and dedicated brand known as Riot Creative Imaging.

We believe our long-standing customer relationships, domain expertise, document management capabilities and logistics services make us critical to the $788 billion AEC industry. Construction drawings and specifications are the primary means of communication in the AEC industry and link architects, engineers and construction professionals with more than 200 building trades throughout the life of a construction project. These drawings are usually larger than 11” x 17”, require specialized printing and finishing equipment to produce, and an intimate understanding of industry work flows. Changes in construction projects are communicated through distribution of new or updated drawings or specifications, which means that a document may be changed, sent to a reprographer, printed and re-distributed to project team members numerous times during the course of a building project. An initial set of 300 design documents can easily expand to 1,000 documents or more, and the number of reproductions can number into the tens of thousands. Our ability to manage this massive flow of changing and widely-distributed documents can significantly influence the efficiency and productivity of our customers’ projects.

We complement our market-leading reprographic services with the latest document management technology and proprietary software to strengthen our customer relationships and increase customer retention. In June 2000 we launched our flagship, cloud-based planroom application, PlanWell Enterprise. Since then we have introduced 10 other process improvement software applications that address online order management, print cost recovery, bid management, print automation, consolidated administrative access, and digital document distribution.

While we began operations in California and currently derive approximately 32% of our net sales from operations in that state, our company has grown and our market share has increased through more than 140 acquisitions of local reprographics and related companies that, in most cases, have more than 25 years of operating history at the time of acquisition. Our preferred practice is to maintain the senior management of companies we acquire.

Historically, our operating segments have functioned under local brand names. Each brand name typically represents a business or group of businesses that has been acquired by us. In the past, industry conventions led us to maintain acquired brands wherever practical due to the local nature of construction activity. Over the past several years, however, many large construction companies have grown through mergers and acquisitions, creating a market in which we believe that regional or national service providers have a greater marketing advantage. As a result, we have begun consolidating our operations under a single brand, ARC, to highlight the scope and scale of our services, especially with respect to customers that have a national presence.

Industry Overview

According to the International Reprographics Association, or IRgA, the reprographics industry in the United States is approximately $4.5 billion in size, with approximately 3,000 firms with average annual sales of approximately $1.5 million and 20 to 25 employees. It is important to note that these statistics have not been revised in recent years and it is our belief that the industry may be significantly smaller due to the effects of the recent recession and downturn in the construction industry. Reprographics companies are often family-owned, and locate their businesses in proximity to customer locations. All reprographers focus on their ability to turnaround jobs quickly and develop local relationships. Reprographics services are purchased by nearly every trade in the construction industry and are most often passed through to project developers for reimbursement.

Demand for reprographics services in the AEC market is closely tied to the level of activity in the construction industry, which in turn is driven by macroeconomic trends such as GDP growth, interest rates, job creation, and office vacancy rates. Reprographics revenues are closely correlated to the private, non-residential sectors of the construction industry, which are often the largest users of reprographics services. According to FMI Corporation, or FMI, a consulting firm to the construction industry, the value of construction “put in place” in the United States for 2010 was estimated at $840 billion, with expenditures divided between residential construction at 29.9% and commercial and public, or non-residential, construction at 70.1%.

Reprographers also offer services in their customers’ offices where reprographics equipment, and sometimes staff, are provided on-site under a FM agreement. FMs allow customers to use reprographics equipment and services in their offices without the burden of equipment ownership, maintenance or supplies. The on-site use of our equipment and services is invoiced just as if those services were produced in our centralized production facilities, which allows the customer to submit such invoices for reimbursement to their clients. Like most reprographics services, reimbursement is the primary means of cost recovery for FM services. Growth in this offering has been robust, and is now expanding into managed print services, or MPS, which is the outsourced management of a customer’s entire print network, including office printers, multi-function devices, and office copiers. Photizo Group, a leading international consulting and research firm for the managed print services market, projects growth in the market to double from approximately $12 billion in the U.S. in 2009, to nearly $25 billion in 2013.

Digital color printing has been a critical part of reprographics services since the introduction of such production equipment in the 1990s. As the use of color has become more popular in most printing applications, non-AEC customers in particular are increasingly using large and small-format color imaging for short-run production of point-of-purchase displays, digital publishing, presentation materials, educational materials and marketing materials. InfoTrends, a leading independent research organization estimates that the overall market for digital color printing services in the U.S., which includes the segments we find most compelling, will reach $113 billion in 2010.

Our Competitive Strengths

We believe that our competitive strengths include the following:

•	Leading Market Position in a Specialized Market. We are the largest reprographics company in the U.S., with operations in eight times as many cities and with eight times the number of service facilities as our next largest competitor in this fragmented and highly specialized market. We believe we are market share leaders in most of the major metropolitan areas we serve, and we believe our market share has increased as many small undercapitalized reprographers have closed as the economic downturn continues. Our size and national footprint provide us with significant economies of scale, making us one of the lowest cost operators in the reprographics industry. Furthermore, our leading position is bolstered by a highly-diverse customer base in which no single customer accounted for more than 2.7% of our net sales in 2010.

•	Extensive National Footprint with Regional Expertise. We are the only reprographics company with a network that consists of more than 225 production facilities in the U.S., significant operations in Canada, and a growing presence in the United Kingdom, India and China. To enhance our global presence, we also have partnerships with independent reprographers in more than 50 countries around the world. Our service centers are digitally connected as a cohesive network, allowing us to provide our services locally, nationally, and globally to more than 120,000 customers. Our footprint also enables us to serve the local offices of our national and regional customers under a single contract through our Global Services (formerly Premier Accounts) program.

•	Leader in Technology and Innovation. To maintain our leadership position amid growing adoption of technology by our customers we have invested approximately $100 million since 2000 in developing and maintaining our technology infrastructure and software applications. Our technology investments have helped us automate workflow, drive production costs down, increase efficiency and reduce errors for our customers and ourselves. We believe our technology products are well-positioned to become standards for document management and distribution in the AEC industry. With PlanWell, our cloud-based planroom application, we managed more than 30 terabytes of customer data and uploaded approximately 400,000 initial documents to the system each month during 2010. We have developed and use other proprietary technology that supports online order management, print cost recovery, bid management, digital document distribution, and cloud printing and project collaboration. A dedicated staff of 44 engineers and technical specialists, with expertise in reprographics, internet-based applications, database management, and internet security, provide us with technology development and support capabilities unrivaled in our industry.

•	Flexible Operating Model and Strong Cash Flows. Our business model has several characteristics that produce consistent cash flows under a variety of industry and economic conditions including (i) high gross margins relative to other reprographers, (ii) variable costs that comprise 55% of our total cost structure, as estimated in 2010 and (iii) the ability to leverage our economies of scale to closely manage our inventory, receivables and capital expenditures. We generate strong margins due to our lower cost structure and high-margin value-added services.

•	Experienced Management Team and Highly Trained Workforce. Members of our executive and divisional senior management teams have an average of more than 20 years of industry experience. To maintain continuity of operations and local relationships, it is our preferred practice to maintain the senior management of the companies we acquire. We regularly offer training on every aspect of our business using a variety of online and in-person venues, conducting up to ten webinars or training seminars a week. We also actively develop our managerial “bench” through an elite leadership and mentoring program conducted by our senior executive staff, as well as respected third-party business consultants.

Our Business Strategy

We intend to strengthen our competitive position as the preferred provider of reprographics services in each market we serve. We seek to leverage our assets, facilities and core competencies to drive increasing revenue, cash flow and profitability in existing, adjacent and new markets. Our key strategies to accomplish these objectives include:

•	Global Services (formerly “Premier Accounts”). We created Global Services in 2004 to take advantage of growing globalization and business consolidation within the AEC market. We plan to further enhance our market share and service portfolio on a national level by continuing to offer the services of all of ARC operating locations to large regional and national customers. We utilize our dedicated Global Services sales team to establish ourselves at an enterprise level as the only national reprographics services and technology provider with extensive geographic and service capabilities.

•	Facilities Management/Managed Print Services. We intend to capitalize on the continued trend of our customers to outsource their document management services. Since the late 1990s, we have placed reprographics equipment and sometimes staff in our customers’ offices to eliminate the burden of equipment ownership, maintenance and the procurement of supplies. Customers are billed as if the services were outsourced, making reimbursement the primary means of cost recovery for FM services, and renewals for such contracts are typically high. Commissioned studies on the use of facilities management service strongly suggest that the FM customer is more likely to be retained over time, and use a greater amount and number of related reprographics services than a conventional reprographics customer. As of December 31, 2010, we had approximately 5,800 facilities management contracts, which represented 20.4% of our revenue in 2010. Managed print services, or MPS, is an extension of our FM business in which we address the equipment and cost recovery requirements of an entire enterprise print network, including reprographics services. By assuming the operation of substantially all of our customers’ print operations, we can offer them a mix of on-site and off-site services to provide more cost-effective operations, better asset management, and greater flexibility in production capacity. While this initiative is attractive to clients of any size, it has proved to be effective in attracting new business from our larger Global Services customers.

•	Strategic Acquisitions. We have pursued acquisitions of reprographics companies to expand and complement our existing geographic footprint, especially in markets where we believe we could become a market leader. Since 1997, we have acquired more than 140 companies, realizing substantial operating and purchasing synergies by leveraging our existing corporate infrastructure, best practices and economies of scale. While we have largely refrained from purchases of U.S. reprographics companies during the recent economic downturn, we believe we can continue to grow our business by acquiring small, privately-held companies that serve local markets once the construction market begins to recover. Outside of the U.S., we will continue to look for opportunities in high-growth markets similar to our business venture with Unisplendour Corporation Limited in China, and our new operations in India.

•	Generate Incremental Revenue From Technology. Our ability to design, develop and license best-in-class software applications, combined with our national distribution footprint, creates the opportunity to establish standards for technology use in the reprographics industry. By adding value to conventional services with technology and charging our customers for advances in productivity and efficiency, we seek to generate incremental revenue growth in the future. These value-added services include digital document distribution, file format and document conversions, building information modeling, scan-to-file, and digital document archiving, some of which are based on licensing and subscription models that create recurring revenue. Digital services revenue compromised 8.9% of overall revenue in 2010.

•	Riot Creative Imaging. Since the 1990s, we have provided an extensive array of large- and small-format digital color printing services to our AEC and non-AEC customers through our reprographics service centers. Over the past 12 months, we have consolidated a significant portion of our existing color production capacity into ten centralized production facilities under a new, dedicated color services brand called Riot Creative Imaging. We support these centers with an existing color sales, support, and production team that has been repurposed to address the special promotional, marketing and advertising needs of retail companies and others in the non-AEC market. In less than a year, Riot has attracted high-profile clients such as Adobe, Ducati motorcycles, metropolitan and regional sports stadiums, national restaurant chains, clothing retailers and others. We intend to create smaller support centers within our existing branch network throughout 2011 to facilitate national production and distribution services.

Our Services

Reprographics services typically encompass business-to-business services including document management, document distribution and logistics, and print-on-demand. We also develop technology applications to support and enhance these services that improve control and efficiency in document workflows, and increase productivity.

Our services apply to time-sensitive and graphic-intensive documents and fall into four primary categories:

•	Document Management. Document management involves storing, tracking and providing authorized access to documents we maintain on our customers behalf. This is largely accomplished through digital database management as documents enter our digital infrastructure and are maintained on our production workstations, servers and networks.

•	Document Distribution and Logistics. Document distribution and logistics involves transferring digital documents throughout our local and wide-area computer networks, and over the internet, as well as the pickup, delivery and shipping of hardcopy documents to and from locations around the world.

•	Print-on-Demand. Print-on-demand involves quick-turnaround digital printing in black and white and color, and in a wide variety of sizes and formats

•	Facilities Management. On-site services, frequently referred to as FMs, is any combination of the above services supplied at a customer’s location. On-site services involve placing equipment and sometimes staff in our customers’ location to provide convenience printing and other reprographics services. Our FM service offering is evolving to include the management of entire print networks in our customers’ offices, which we refer to as MPS.

We deliver these services through our specialized technology, more than 550 sales and customer service employees, and more than 5,800 on-site services facilities at our customers’ locations. All of our local service centers are connected by a digital infrastructure, allowing us to deliver services, products, and value to more than 120,000 U.S. customers who purchased goods and services from us in the past 24 months.

These broad categories of services are provided to our AEC customers, as well as to our non-AEC customers that have similar document management and production requirements. Our AEC customers work primarily with high volumes of large-format construction plans and small-format specification documents that are technical, complex, constantly changing and frequently confidential. Our non-AEC customers generally require services that apply to black and white and color small format documents, promotional documents of all sizes, and the digital distribution of document files to multiple locations for a variety of print-on-demand needs, including short-run digital publishing.

In order to increase our industry influence and establish industry standards for best business and technology practices throughout the reprographics industry, we also:

•	License our suite of reprographics technology products, including our flagship online planroom, PlanWell, to independent reprographers.

•	Operate Profit and Education in Reprographics (“PEiR”) Group, a trade organization wholly-owned by us, through which we charge membership fees and provide purchasing, technology, and educational benefits to other reprographers. PEiR members are required to license PlanWell and may purchase equipment and supplies at a lower cost than they could obtain independently. We also distribute our educational programs to PEiR members to help establish and promote best practices within the reprographics industry.

Customers

Our business is not dependent on any single customer or few customers, the loss of any one or more of whom would have a material adverse effect on our business. Our customers are both local and national companies, with no single customer accounting for more than 2.7% of our net sales in 2010.

We have a geographic concentration risk as sales in California, as a percentage of total sales, were approximately 32%, 33% and 36% for the years ended December 31, 2010, 2009 and 2008, respectively.

Operations

Geographic Presence.  We operate 239 reprographics service centers, including 225 reprographics service centers in 198 cities in 42 states throughout the United States and in the District of Columbia, seven reprographics service centers in Canada, and one in the United Kingdom. We also have a business venture in China with four locations, and two startup locations in India. Our reprographics service centers are located in close proximity to the majority of our customers and offer pick-up and delivery services within a 15 to 30 mile radius. In our three prior fiscal years, sales outside the United States have been small but growing, amounting to $37.1 million, $28.2 million and $24.2 million for the years ending December 31, 2010, 2009, and 2008, respectively.

Hub and Satellite Configuration.  We organize our business into operating segments that typically consist of a cluster configuration of at least one large service facility, or hub, and several smaller facilities, or satellites, that are digitally connected as a cohesive network, allowing us to provide all of our services both locally and nationwide. Our hub and satellite configuration enables us to shorten our customers’ document processing and distribution time, as well as achieve higher utilization of output devices by coordinating the distribution of work orders digitally among our service centers.

Management Systems and Controls.  We operate with a largely centralized administrative function, with business decisions being heavily influenced by local and regional business information and business trends. Our common practice is to maintain the management team and sales force of acquired companies in order to maintain strong local customer relationships. Our local management maintains autonomy over the day-to-day operations of their business units, including profitability, customer billing, receivables collection, and service mix decisions.

Our senior management closely monitors and reviews each of our segments through daily reports that contain operating and financial information such as sales, inventory levels, purchasing commitments, collections, and receivables. In addition, our operating segments submit monthly reports to senior management that track each segments’ financial and operating performance in comparison to historical performance.

Suppliers and Vendors

We purchase raw materials, consisting primarily of paper, toner, and other consumables. Our reprographics equipment, which includes imaging and printing equipment, is either purchased or leased for use in our service facilities and facilities management sites. We centralize the purchase of most goods and services at the corporate level in order to maximize the economies associated with our size, while specialized goods and services are often purchased locally to maintain the efficiencies and time sensitivity required to meet specific customer demands. We continually monitor market conditions and product developments to take advantage of our buying power.

Our primary vendors of equipment, maintenance services, and reprographics supplies include Oce N.V., Azerty, and Xpedx, a division of International Paper Company. We have long-standing relationships with all of our suppliers and we believe we receive favorable prices as compared to our competition, due to the large quantities we purchase and strong relationships with our vendors. Significant market fluctuations in our raw material costs have historically been limited to paper prices and we have typically maintained strong gross margins due, in part to our efforts to pass increased material costs through to our customers.

Sales and Marketing

Divisional Sales Force.  We market our products and services throughout the United States through localized sales forces and a combination of national and local marketing in each market we serve. We had approximately 550 sales and customer service representatives as of December 31, 2010. Each sales force generally consists of a sales manager and a staff of sales and customer service representatives that target various customer segments. Sales teams serve both the central hub service facility and satellite facilities, or if market demographics require, operate on behalf of a single service facility.

Global Services (formerly “Premier Accounts”).  To further enhance our market share and our ability to service national customers, we offer the services of all of ARC operating locations to large regional and national customers through our Global Services program. We created Global Services to take advantage of growing globalization within the AEC market, and to establish ourselves as the leading national reprographer with extensive geographic and service capabilities. This consolidated service offering allows us to attract large AEC and non-AEC companies with document management, distribution and logistics, and print-on-demand needs that span wide geographical or organizational boundaries. As of December 31, 2010, we maintained 44 Global Services accounts.

PEiR Group.  We established the PEiR Group in July 2003, a membership-based organization for the reprographics industry. Comprised of independent reprographers and reprographics vendors, PEiR members are required to license PlanWell technology, facilitating the promotion of our applications as industry standards. We also provide general purchasing discounts to PEiR members through our preferred vendors. This provides other reprographics companies the opportunity to purchase equipment and supplies at a lower cost than they could obtain independently, while increasing our influence and purchasing power with our vendors. Through PEiR, we also present educational programs to members to establish and promote best practices within the industry. As of December 31, 2010, the PEiR Group had 140 domestic and international members.

Competition

According to the IRgA, most firms in the United States reprographics services industry are small, privately-held entrepreneurial businesses. The larger reprographers in the United States, besides ourselves, include Service Point USA, a subsidiary of Service Point Solutions, S.A., Thomas Reprographics, Inc., ABC Imaging, LLC, and National Reprographics Inc. While we have no nationwide competitors, we do compete at the local level with a number of privately-held reprographics companies, commercial printers, digital imaging firms, and to a limited degree, retail copy shops. Competition is primarily based on customer service, technological leadership, product performance and price. See “Risk Factors — Competition in our industry and innovation by our competitors may hinder our ability to execute our business strategy and maintain our profitability.”

Research and Development

We believe that to compete effectively we must address the growing adoption of technology by our customers, and thus we conduct research and development in order to enhance our existing software and web-based applications, as well as create new proprietary technology products. As of December 31, 2010, we employed 44 engineers and technical specialists with expertise in software, internet-based applications, database management, internet security and quality assurance. In total, research and development amounted to $4.7 million, $4.0 million and $5.1 million during the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

Proprietary Rights

Our success depends, in part, on our proprietary information and technology. We rely on a combination of copyright, trademark and trade secret laws, license agreements, nondisclosure and non-competition agreements, reseller agreements, customer contracts, and technical measures to establish and protect our rights in our proprietary technology. Our PlanWell license agreements grant our customers a nonexclusive, nontransferable, limited license to use our products and receive our services and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our proprietary technologies. We retain all title and rights of ownership in our software products. In addition, we enter into agreements with some of our employees, third-party consultants and contractors that prohibit the disclosure or use of our confidential information and require the assignment to us of any new ideas, developments, discoveries or inventions related to our business. We also require other third parties to enter into nondisclosure agreements that limit use of, access to, and distribution of our proprietary information. We also rely on a variety of technologies that are licensed from third parties to perform key functions.

We have registered our “American Reprographics Company” combined name and design as a trademark with the United States Patent and Trademark Office (USPTO), and we have registered “PlanWell” and “PlanWell PDS” as trademarks with the USPTO and in Canada, Australia and the European Union. We do not own any other registered trademarks or service marks, or any patents, that are material to our business.

For a discussion of the risks associated with our proprietary rights, see “Risk Factors — Our failure to adequately protect the proprietary aspects of our technology, including PlanWell, may cause us to lose market share.”

Information Technology

We operate a technology center in Silicon Valley to support our reprographics services and software development. We also have a facility in Kolkata, India which gives us a powerful and cost effective resource to support our research and development. Our technology centers also serve as design and development facilities for our software applications, and our Silicon Valley technology center houses our North American database administration team and networking engineers.

From these technology centers, our technical staff is able to remotely manage, control and troubleshoot the primary databases and connectivity of each of our operating segments. This allows us to avoid the costs and expenses of employing costly database administrators and network engineers in each of our service facilities.

All of our reprographics service centers are connected via a high-performance, dedicated wide area network, with additional capacity and connectivity through a virtual private network to handle customer data transmissions and e-commerce transactions. Our technology centers use both commonly available software and custom applications running in a clustered computing environment and employ industry-leading technologies for redundancy, backup, and security.

Employees

As of December 31, 2010, we had approximately 3,200 employees, 13 of whom are covered by two collective bargaining agreements. The collective bargaining agreement with our subsidiary, Ridgway’s, LLC, covers six employees and the collective bargaining agreement with our subsidiary, BPI Repro, LLC, covers seven employees. We have not experienced a work stoppage during the past five years and believe that our relationships with our employees and collective bargaining units are good.

Properties

At the end of 2010, we operated 239 reprographics service centers, of which 225 were in the United States, seven were in Canada, four were in China, two were in India and one in London, England. We also occupied two technology centers in Silicon Valley, California, a software programming facility in Kolkata, India, as well as other facilities including our executive offices located in Walnut Creek, California, and our finance and purchasing offices located in Glendale, California.

In total the Company occupied approximately 1.8 million square feet as of December 31, 2010.

We lease nearly all of our reprographics service centers, each of our administrative facilities and our technology centers. The two facilities that we own are subject to liens under our credit facilities. In addition to the facilities that are owned, our fixed assets are comprised primarily of machinery and equipment, trucks, and computer equipment. We believe that our facilities are adequate and appropriate for the purposes for which they are currently used in our operations and are well maintained.

Legal Proceedings

On October 21, 2010, a former employee, individually and on behalf of a purported class consisting of all non-exempt employees who work or worked for American Reprographics Company, LLC and American Reprographics Company in the State of California at any time from October 21, 2006 through October 21, 2010, filed an action against us in the Superior Court of California for the County of Orange. The complaint alleges, among other things, that we violated the California Labor Code by failing to (i) provide meal and rest periods, or compensation in lieu thereof, (ii) timely pay wages due at termination, and (iii) that those practices also violate the California Business and Professions Code. The relief sought includes damages, restitution, penalties, interest, costs, and attorneys’ fees and such other relief as the court deems proper. We have not included any liability in our Consolidated Financial Statements in connection with this matter. We cannot reasonably estimate the amount or range of possible loss, if any, at this time.

In addition to the matter described above, we are involved in various legal proceedings and claims from time to time in the normal course of business. We do not believe, based on currently available information, that the final outcome of any of these matters, taken individually or as a whole, will have a material adverse effect on our consolidated financial position, results of operations or cash flows. We believe the amounts provided in our Consolidated Financial Statements, which are not material, are adequate in light of the probable and estimable liabilities. However, because such matters are subject to many uncertainties, the ultimate outcomes are not predictable and there can be no assurances that the actual amounts required to satisfy alleged liabilities will not exceed the amounts reflected in our Consolidated Financial Statements or will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

New Revolving Credit Facility

On December 1, 2010, our company and certain of our subsidiaries entered into the New Revolving Credit Facility. The New Revolving Credit Facility provides for a $50 million senior secured revolving line of credit, of which up to $20 million is available for the issuance of letters of credit. The revolving line of credit is available on a revolving basis until December 1, 2015 and is secured by substantially all of our assets and certain of our subsidiaries. Advances under the revolving line of credit are subject to customary borrowing conditions, including the accuracy of representations and warranties and the absence of events of default. We may borrow, partially or wholly repay its outstanding borrowings and reborrow, subject to the limitations, terms and conditions contained in the New Revolving Credit Facility.

The obligations under the New Revolving Credit Facility are guaranteed by our domestic subsidiaries and, subject to certain limited exceptions, are secured by security interests granted in all of our and the guarantors’ personal and real property.

Advances under the New Revolving Credit Facility bear interest at LIBOR plus the “applicable rate.” The applicable rate is initially 2.00%. The applicable rate is determined based upon our consolidated leverage ratio with a minimum and maximum applicable rate of 1.50% and 2.00%, respectively. During the continuation of certain events of default all amounts due under the New Revolving Credit Facility will bear interest at 4.0% above the rate otherwise applicable. In addition, we are required to pay an unused commitment fee on the average daily unused amount of the line of credit at the applicable rate, calculated and payable quarterly in arrears, as follows: if the consolidated leverage ratio is (i) greater than 3.00x, the unused commitment fee is 0.20%, (ii) less than 2.99x but greater than 2.00x, 0.15%, and (iii) less than 2.00x, 0.10%.

The New Revolving Credit Facility contains the following financial covenants:

•	Maximum consolidated leverage ratio:

•	4.35:1.00 for quarters ending December 31, 2010 through September 30, 2011

•	4.25:1.00 for quarters ending December 31, 2011 through September 30, 2012

•	4.15:1.00 for quarters ending December 31, 2012 through September 30, 2013

•	4.00:1.00 for quarters ending December 31, 2013 through maturity;

•	Maximum consolidated senior secured debt leverage ratio not greater than 1.50:1.00, determined on the last day of each fiscal quarter through maturity;

•	Minimum consolidated interest coverage ratio:

•	1.70:1.00 for quarters ending December 31, 2010 through September 30, 2011

•	1.75:1.00 for quarters ending December 31, 2011 through maturity;

The New Revolving Credit Facility also contains covenants which, subject to certain exceptions as set forth in the New Revolving Credit Facility, restrict our ability to incur additional debt, grant liens or guaranty other indebtedness, pay dividends, redeem stock, pay or redeem subordinated indebtedness, make investments or capital expenditures, dispose or acquire assets, dispose of equity interests in subsidiaries, enter into any merger, sale of assets, consolidation or liquidation transaction, or engage in transactions with stockholders and affiliates. Covenants in the New Revolving Credit Facility also require that we provide periodic financial reports to the lender, observe certain practices and procedures with respect to the collateral pledged as security, comply with applicable laws and maintain and preserve our company’s and our subsidiaries’ properties and maintain insurance.

As of March 31, 2011, we were in compliance with the financial incurrence-based covenants under the Notes and financial covenants under the New Revolving Credit Facility. Our trailing twelve months key financial covenant ratios as of March 31, 2011 were 1.89:1.00 for minimum interest coverage, 3.63:1.00 for maximum total leverage and 0.66:1.00 for maximum senior secured leverage.

As of March 31, 2011, we were in compliance with the financial covenants in the New Revolving Credit Facility and we expect to be in compliance through the term of that agreement. However, it is possible that a default under certain financial covenants may occur in the future, should the minimum required profitability levels are not achieved. If we default on the covenants under the New Revolving Credit Facility and are unable to obtain waivers from our lenders, the lenders will be able to exercise their rights and remedies under the New Revolving Credit Facility, which would have a material adverse effect on our business, financial condition and liquidity. As of March 31, 2011 we have $12.8 million outstanding under the New Revolving Credit Facility.

As of March 31, 2011, standby letters of credit aggregated to $3.9 million. The standby letters of credit under the New Revolving Credit Facility reduced our borrowing availability under the New Revolving Credit Facility to $33.3 million.

The following table sets forth the outstanding balance, borrowing capacity and applicable interest rate under the Notes and senior secured credit facility.

	As of March 31, 2011
		Available
		Borrowing	Interest
	Balance	Capacity	Rate
	Dollars in Thousands

Notes(1)	$200,000	$—	10.50%
Revolving facility	—	33,346	—

	$200,000	$33,346

(1)	Notes balance shown gross of discount of $4.2 million.

Seller Notes

As of March 31, 2011, we had $6.2 million of seller notes outstanding, with interest rates ranging between 6.0% and 7.1% and maturities between 2011 and 2013. These notes were issued in connection with prior acquisitions.

Capital Lease Obligations

We have various arrangements for the lease of machinery and equipment which qualify as capital leases. These arrangements typically provide for monthly payments, some of which include residual value guarantees if we were to terminate the arrangement during certain specified periods of time for each underlying asset under lease. As of March 31, 2011, we had $33.1 million of capital lease obligations outstanding, with a weighted average interest rate of 8.9% and maturities through February 2016.

DESCRIPTION OF NOTES

The exchange notes are identical in all material respect to the initial notes, except that (i) the exchange notes will be registered under the Securities Act, (ii) the exchange notes will not bear restrictive legends restricting their transfer under the Securities Act, (iii) holders of the exchange notes are not entitled to certain rights under the registration rights agreement and (iv) the exchange notes will not contain provisions relating to an increase in any interest rate in connection with the outstanding notes under circumstances related to the timing of the exchange offer. The exchange notes will evidence the same debt as the initial notes, which they replace, and will be governed by the same indenture dated December 1, 2010 by and among us, the subsidiary guarantors as discussed below, and Wells Fargo Bank, National Association, as trustee (the “Indenture”).

The following is a summary of the material provisions of the Indenture governing the notes. It does not restate that agreement, and we urge you to read the Indenture in its entirety, which is filed as Exhibit 4.1 to our Current Report on Form 8-K filed on December 2, 2010, because it, and not this description, defines your rights as a noteholder. Copies of the Indenture are available upon request to ARC at the address indicated under “Incorporation of Documents by Reference” elsewhere in this prospectus.

Except as otherwise indicated, the following description relates to both the initial notes and the exchange notes, which are together referred to herein as the “Notes.” You can find the definitions of certain capitalized terms used in this description under the subheading “— Certain Definitions.” The term “Issuer” as used in this section refers only to American Reprographics Company and not to any of its subsidiaries

General

The initial notes were issued in an aggregate principal amount of $200 million. The exchange notes will be issued in an aggregate principal amount equal to the aggregate principal amount of the initial notes they replace. The Notes are unsecured obligations of the Issuer and will mature on December 15, 2016. The Company may issue additional notes (the “Additional Notes”) under the Indenture, subject to the limitations described below under the covenant “Limitation on Incurrence of Debt.” The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes of the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase and will be substantially identical other than the issuance date and the dates from which interest will accrue.

Interest on the Notes will be payable at 10.5% per annum. Interest on the Notes will be payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2011. The Company will make each interest payment to the Holders of record of the Notes on the immediately preceding June 1 and December 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date with respect to the Notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Principal of and premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company maintained for such purposes, which, initially, will be the office of the Trustee or an agent thereof, which initially will be the corporate trust office of the Trustee; provided, however, that payment of interest may be made at the option of the paying agent by check mailed to the Person entitled thereto as shown on the security register. The Notes will be issued only in fully registered form without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. No service charge will be made for any registration of transfer, exchange or redemption of the Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

Additional Interest may accrue and be payable under the circumstances set forth under “Exchange Offer; Registration Rights.” References herein to “interest” shall be deemed to include any such Additional Interest.

Guarantees by Domestic Subsidiaries

The Notes are guaranteed on a joint and several basis by the Guarantors (the “Note Guarantees”). As of the date of the Indenture, each of our Domestic Subsidiaries will be Guarantors. Our Foreign Subsidiaries will not guarantee the Notes. The Note Guarantees are senior unsecured obligations of each Guarantor and rank equally with all existing and future senior unsecured Debt of such Guarantor and senior to all subordinated Debt of such Guarantor. The Note Guarantees will be effectively subordinated to the existing and future secured Debt of such Guarantor to the extent of the assets securing such Debt. The Indenture provides that the obligations of a Guarantor under its Note Guarantee will be limited to the maximum amount as will result in the obligations of such Guarantor under the Note Guarantee not to be deemed to constitute a fraudulent conveyance or fraudulent transfer under federal or state law. By virtue of this limitation, a Guarantor’s obligations under its Note Guarantee could be significantly less than amounts payable with respect to the Notes, or a Guarantor may have effectively no obligation under its Note Guarantee.

As of the date of the Indenture, all of our Domestic Subsidiaries will be “Restricted Subsidiaries”; however, under the circumstances described below under the subheading “— Certain Covenants — Limitation on Creation of Unrestricted Subsidiaries,” any of our Subsidiaries may be designated as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture and will not guarantee the Notes.

Claims of creditors of non-guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding Debt and guarantees issued by those Subsidiaries, and claims of preferred stockholders (if any) of those Subsidiaries generally will have priority with respect to the assets and earnings of those Subsidiaries over the claims of creditors of the Company, including Holders of the Notes.

The Indenture provides that the Note Guarantee of a Guarantor (and any of its Subsidiaries that are Guarantors) will be automatically and unconditionally released:

(a) in the event of a sale or other transfer or disposition of all of the Capital Interests in any Guarantor to any Person that is not (after giving effect to such transaction) a Restricted Subsidiary of the Company in compliance with the terms of the Indenture, or in the event all or substantially all the assets or Capital Interests of a Guarantor are sold or otherwise transferred, by way of merger, consolidation or otherwise, to a Person that is not (after giving effect to such transaction) a Restricted Subsidiary of the Company in compliance with the terms of the Indenture;
(b) upon the designation of such Guarantor as an Unrestricted Subsidiary in compliance with the provisions described under the subheading “— Certain Covenants — Limitation on Creation of Unrestricted Subsidiaries”;

(c) in connection with a defeasance of the Notes or satisfaction and discharge of the Indenture in accordance with the terms of the Indenture; or

(d) upon a sale of Capital Interests which causes such Guarantor to cease to be a Restricted Subsidiary if such sale does not violate any provision of the Indenture.

Our Foreign Subsidiaries will not guarantee the Notes. As of December 31, 2010, the Company’s non-Guarantor Subsidiaries would have accounted for approximately 5.5% of our total assets and 3.0% of our total liabilities determined in accordance with GAAP.

Ranking

Ranking of the Notes

The Notes are senior unsecured obligations of the Company. As a result, the Notes:

•	will rank equally in right of payment with all existing and future Debt of the Company that is not by its terms expressly subordinated in right of payment to the Notes;

•	will rank senior in right of payment to all existing and future Debt of the Company that is by its terms expressly subordinated in right of payment to the Notes;

•	will be effectively subordinated in right of payment to all of the Company’s existing and future secured obligations to the extent of the assets securing such obligations; and

•	will be effectively subordinated to the Debt and other obligations of the non-Guarantor Subsidiaries.

The Debt under the Credit Agreement is secured by substantially all of the Company’s assets and guaranteed by the Guarantors, which guarantees in turn are secured by substantially all of such Guarantors’ assets. Accordingly, while the Notes rank equally in right of payment with the Debt under the Credit Agreement and all other liabilities not expressly subordinated by their terms to the Notes, the Notes are effectively subordinated to the Debt outstanding under the Credit Agreement to the extent of the value of the assets securing such Debt.

As of March 31, 2011, the Company and its Subsidiaries had approximately $247.8 million of Debt outstanding (including the Notes offered hereby). In addition, we had $33.3 million of availability under the Credit Agreement, all of which was secured. Our non-Guarantor Subsidiaries had $8.7 million of liabilities that ranked structurally senior to the Notes.

See “Risk Factors — Risks Related to the Notes — The notes will be structurally subordinated to the liabilities of any of our future subsidiaries that do not guarantee the notes to the extent of the assets of such non-guarantor subsidiaries.”

Ranking of the Note Guarantees

Each Note Guarantee is a senior unsecured obligation of the Guarantor. As such each Note Guarantee:

•	will rank equally in right of payment with all existing and future Debt of the Guarantor that is not by its terms expressly subordinated in right of payment to the Note Guarantee of such Guarantor;

•	will rank senior in right of payment to all existing and future Debt of the Guarantor that is by its terms expressly subordinated in right of payment to the Note Guarantee of such Guarantor; and

•	will be effectively subordinated in right of payment to all of the Guarantor’s existing and future secured obligations to the extent of the assets securing such obligations.

Sinking Fund

There are no mandatory sinking fund payment obligations with respect to the Notes.

Optional Redemption

The Notes are subject to redemption, at the option of the Company, in whole or in part, at any time on or after December 15, 2013, upon not less than 30 nor more than 60 days’ notice (except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of Notes or a satisfaction and discharge of the Indenture) at the following Redemption Prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the Redemption Date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the Redemption Date), if redeemed during the 12-month period beginning on December 15 of the years indicated:

Redemption
Year	Price

2013	105.250%
2014	102.625%
2016 and thereafter	100.000%

At any time prior to December 15, 2013, the Company may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice at a Redemption Price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest thereon, if any, to, but not including, the date of redemption (the “Redemption Date”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption Date.

In addition to the optional redemption of the Notes in accordance with the provisions of the preceding paragraphs, prior to December 15, 2013, the Company may, with the net proceeds of one or more Qualified Equity Offerings, redeem up to 35% of the aggregate principal amount of the outstanding Notes (which include Additional Notes, if any) at a Redemption Price equal to 110.500% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that at least 65% of the principal amount of Notes originally issued under the Indenture (which include Additional Notes, if any) remains outstanding immediately after the occurrence of any such redemption (excluding Notes held by the Company or its Subsidiaries) and that any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering.

If less than all of the Notes are to be redeemed, the Trustee will select the Notes or portions thereof to be redeemed by lot, pro rata or by any other method the Trustee shall deem fair and appropriate.

No Notes of less than $2,000 shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 days before the Redemption Date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the initial Note will be issued in the name of the Holder thereof upon cancellation of the initial Note. Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest ceases to accrue on Notes or portions of them called for redemption so long as the Company timely delivers funds to the Trustee for such redemption.

The Company may at any time, and from time to time, purchase Notes in the open market or otherwise, subject to compliance with applicable securities laws.

Excess Cash Flow

Within 15 days after the time period specified in the SEC’s rules and regulations for the filing of a 10-K if the Company were required to file such form as a non-accelerated filer (such date, the “Excess Cash Flow Offer Trigger Date”), the Company will calculate the amount of Excess Cash Flow for the Excess Cash Flow Period. If Excess Cash Flow for the Excess Cash Flow Period is a positive number and the Consolidated Total Leverage Ratio exceeds 3.75 to 1.00 on such Excess Cash Flow Offer Trigger Date, the Company shall be required to either:

(1) prepay, repay, redeem or purchase Obligations under the Credit Facility and permanently reduce the related loan commitment thereunder; or

(2) make an Offer to Purchase to all holders to purchase Notes pursuant to an Excess Cash Flow Offer on the dates and as provided below;

provided, that if the terms of Indebtedness incurred pursuant to a Credit Facility under clause (i) of the second paragraph of the covenant captioned “— Certain Covenants — Limitation on Indebtedness” do not permit the consummation of an Excess Cash Flow Offer with respect to any Excess Cash Flow Period, the failure to apply the Excess Cash Flow Amount in accordance with clauses (1) or (2) above shall not be a breach of the Indenture; provided, however, that the Company will not be required to consummate the Excess Cash Flow Offer if after giving pro forma effect to the payment of the Excess Cash Flow Amount, the Company and its Restricted Subsidiaries will not have total liquidity (which for purposes hereof, shall equal the sum of cash and Eligible Cash Equivalents and availability under the Credit Facility) of at least $50.0 million.

If the Company elects to apply the Excess Cash Flow Amount pursuant to clause (1) above, then such prepayment, repayment, redemption or purchase pursuant to clause (1) shall be made no later than 30 days after the Excess Cash Flow Offer Trigger Date. If the Company elects to apply the Excess Cash Flow Amount to make an Offer to Purchase the Notes pursuant to clause (2) above (each, an “Excess Cash Flow Offer”), then such Offer to Purchase (i) shall be made to each holder at the time of such Offer to Purchase, (ii) shall be made at a purchase price of 101% of the principal amount of the Notes and (iii) shall remain open for a period of not less than 20 business days (or any longer period as is required by law).

If the Company is required to make an Excess Cash Flow Offer pursuant to this covenant, no later than 30 days after the Excess Cash Flow Offer Trigger Date, the Company will mail a notice (the “Excess Cash Flow Notice”) of such Excess Cash Flow Offer to each holder stating:

(1) that the Company is offering to purchase Notes in an amount equal to the Excess Cash Flow Amount (determined after giving effect to any prepayments, repayments, redemptions or purchases of Obligations under the Credit Facility made pursuant to subsection (1) above of this covenant) at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant date to receive interest on the relevant interest payment date);

(2) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(3) the instructions, as determined by the Company, consistent with the covenant described hereunder, that a holder must follow in order to tender its Notes.

If the aggregate purchase price of the Notes tendered in connection with any Excess Cash Flow Offer exceeds the Excess Cash Flow Amount allotted to their purchase, the trustee will select the Notes to be purchased on a pro rata basis but in denominations of $1,000 principal amount or multiples thereof. If the aggregate purchase price of the Notes tendered in connection with any Excess Cash Flow Offer is less than the Excess Cash Flow Amount allotted to their purchase, the Company shall be permitted to use the portion of the Excess Cash Flow Amount that is not applied to the purchase of Notes in connection with such Excess Cash Flow Offer for general corporate purposes or for any other purposes not prohibited by the Indenture.

The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Excess Cash Flow Offer. To the extent the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Excess Cash Flow” provisions of the Indenture by virtue thereof. The covenant and other provisions contained in the Indenture relating to the Company’s obligation to make an Excess Cash Flow Offer may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Change of Control

Upon the occurrence of a Change of Control, the Company will be required to make an Offer to Purchase all of the outstanding Notes at a Purchase Price in cash equal to 101% of the principal amount tendered, together with accrued interest, if any, to but not including the Purchase Date (subject to the right of Holders of Notes of record on the relevant regular record date to receive interest due to an interest payment date that is on or prior to the Purchase Date). For purposes of the foregoing, an Offer to Purchase shall be deemed to have been made if (i) not later than 30 days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, the Company commences an Offer to Purchase all outstanding Notes at the Purchase Price (provided that the running of such 30-day period shall be suspended, for up to a maximum of 30 days, during any period when the commencement of such Offer to Purchase is delayed or suspended by reason of any court’s or governmental authority’s review of or ruling on any materials being employed by the Company to effect such Offer to Purchase, so long as the Company have used and continue to use their commercial best efforts to make and conclude such Offer to Purchase promptly) and (ii) all Notes properly tendered pursuant to the Offer to Purchase are purchased on the terms of such Offer to Purchase. The Company may commence an Offer to Purchase in respect of a Change of Control prior to the consummation of such Change of Control if a definitive agreement for such Change of Control is in place at the time of such Offer to Purchase. If the Offer to Purchase is commenced prior to the occurrence of the Change of Control, the Offer maybe conditioned upon the occurrence of the Change of Control.

The phrase “all or substantially all,” as used in the definition of “Change of Control,” has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance how a court interpreting New York law would interpret such phrase. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Company to make an Offer to Purchase the Notes as described above.

The provisions of the Indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of Change of Control. A transaction involving the management of the Company or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control only if it is the type of transaction specified in such definition.

The definition of Change of Control may be amended or modified, and our obligation to make an offer to repurchase the Notes in connection with a Change of Control may be modified or waived, with the written consent of a majority in aggregate principal amount of outstanding Notes. See “— Amendment, Supplement and Waiver.”

In addition, under a recent Delaware Chancery Court interpretation of a change of control repurchase requirement with a continuing director provision, a board of directors may approve a slate of shareholder nominated directors without endorsing them or while simultaneously recommending and endorsing its own slate instead. The foregoing interpretation would permit our Board of Directors to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such dissident slate would not constitute a “Change of Control” that would trigger your right to require us to repurchase your Notes as described above.

The Company will be required to comply with the requirements of any applicable securities laws or regulations in connection with any repurchase of the Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

The Company will not be required to make an Offer to Purchase upon a Change of Control if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements of the Indenture and purchases all Notes validly tendered and not withdrawn under such Offer to Purchase or (ii) a notice of redemption has been given pursuant to the Indenture as described above under the caption “— Optional Redemption.”

The Company’s ability to pay cash to the Holders of Notes upon a Change of Control may be limited by the Company’s then existing financial resources. Further, the agreements governing the Company’s other Debt contain, and future agreements of the Company may contain, restrictions on purchases of the Notes and provisions that certain events that would constitute a Change of Control constitute a default thereunder. If the exercise by the Holders of Notes of their right to require the Company to repurchase the Notes upon a Change of Control would trigger a default or occurred at the same time as a change of control event under one or more of the Company’s other Debt agreements, the Company’s ability to pay cash to the Holders of Notes upon a repurchase may be further limited by the Company’s then existing financial resources. See “Risk Factors — Risks Related to the Notes — We may be unable to repurchase the notes upon a change of control as required by the indenture governing the notes or if we are required under the Indenture to repurchase Notes pursuant to an “Excess Cash Flow Offer”.”

Certain Covenants

Set forth below are certain covenants contained in the Indenture:

Limitation on Incurrence of Debt

The Indenture provides that the Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Debt, including Acquired Debt, or permit any Restricted Subsidiary that is not a Guarantor to Incur Preferred Interest, except that the Company and any Restricted Subsidiary may Incur Debt, including Acquired Debt, if, at the time of and immediately after giving pro forma effect to the Incurrence thereof and the application of the proceeds therefrom, no Default or Event of Default shall have occurred and be continuing and the Consolidated Total Leverage Ratio of the Company and its Restricted Subsidiaries is less than 4.50 to 1.0.

Notwithstanding the first paragraph above, the Company and its Restricted Subsidiaries may Incur “Permitted Debt” as follows:

(i) Debt Incurred pursuant to any Credit Facility in an aggregate principal amount at any one time outstanding not to exceed $125.0 million minus any amount used to permanently repay Secured Debt under such Credit Facilities (or permanently reduce commitments with respect thereto) pursuant to the “Limitation on Asset Sales” covenant; if, at the time of and immediately after giving pro forma effect to the Incurrence thereof and the application of the proceeds therefrom, the Consolidated Total Leverage Ratio of the Company and its Restricted Subsidiaries is less than 4.50 to 1.00; provided, however, that $50.0 million in aggregate principal amount of Debt may be incurred pursuant to this clause (i) regardless of whether or not after giving pro forma effect to the Incurrence thereof and the application of the proceeds therefrom, the Consolidated Total Leverage Ratio of the Company and its Restricted Subsidiaries is less than 4.50 to 1.0;

(ii) Debt outstanding under the Notes on the Issue Date (and any Exchange Notes issued pursuant to the Registration Rights Agreement) and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such Notes;

(iii) Guarantees of the Notes (and any Exchange Notes issued pursuant to the Registration Rights Agreement);

(iv) Debt of the Company or any Restricted Subsidiary outstanding on the Issue Date (other than clauses (i), (ii) or (iii) above);

(v) Debt owed to and held by the Company or a Restricted Subsidiary;

(vi) Guarantees Incurred by the Company of Debt of a Restricted Subsidiary otherwise permitted to be Incurred under the Indenture as Permitted Debt or in accordance with the first paragraph of this covenant;

(vii) Guarantees by any Restricted Subsidiary of Debt of the Company or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under any Credit Facility, provided that (a) such Debt is Permitted Debt or is otherwise Incurred in accordance the first paragraph of this covenant and (b) such Guarantees are subordinated to the Notes to the same extent, if any, as the Debt being guaranteed;

(viii) Debt under Swap Contracts, Interest Rate Protection Obligations and Currency Hedge Obligations;

(ix) Debt owed by the Company or any Restricted Subsidiary to the Company or any Restricted Subsidiary, provided that if for any reason such Debt ceases to be held by the Company or a Restricted Subsidiary, as applicable, such Debt shall cease to be Permitted Debt and shall be deemed Incurred as Debt of the Company for purposes of the Indenture;

(x) Debt of the Company or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt under this clause, provided that the aggregate principal amount of such Debt, together with the principal amount of any other Debt then outstanding pursuant to this clause (xi), does not exceed $25.0 million in the aggregate;

(xi) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of Preferred Interests; provided, however, that:

(a) any subsequent issuance or transfer of Capital Interests that results in any such Preferred Interests being held by a Person other than the Company or a Restricted Subsidiary of the Company; and
(b) any sale or other transfer of any such Preferred Interests to a Person that is not either the Company or a Restricted Subsidiary of the Company;

shall be deemed, in each case, to constitute an issuance of such Preferred Interests by such Restricted Subsidiary that was not permitted by this clause (xi);

(xii) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Debt is extinguished within five business days of Incurrence;

(xiii) Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount not to exceed $25.0 million at any time outstanding;

(xiv) Debt of Restricted Subsidiaries that are not Guarantors in an aggregate principal amount not to exceed the greater of (x) $5.0 million and (y) the sum of (A) 85% of the book value of the accounts receivable of such Restricted Subsidiaries and (B) 75% of the book value of the inventory of such Restricted Subsidiaries, in each case, calculated in accordance with GAAP; and

(xv) Refinancing Debt.

Notwithstanding anything herein to the contrary, Debt permitted under clauses (i), (ii), and (xi) above shall not constitute “Refinancing Debt” under clause (xv) above.

For purposes of determining any particular amount of Debt under this “Limitation on Incurrence of Debt” covenant, (x) Debt under the Credit Agreement on the Issue Date shall at all times be treated as Incurred pursuant to clause (i) of the “Limitation on Incurrence of Debt” covenant, and (y) Guarantees or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this “Limitation on Incurrence of Debt” covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, including categories of Permitted Debt and under the first paragraph of this “Limitation on Incurrence of Debt” covenant, the Company, in its sole discretion, shall classify, and from time to time may reclassify, all or any portion of such item of Debt.

The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the form of additional Debt or payment of dividends on Capital Interests in the forms of additional shares of Capital Interests with the same terms will not be deemed to be an Incurrence of Debt for purposes of this covenant.

The Company and any Guarantor will not Incur any Debt that pursuant to its terms is subordinate or junior in right of payment to any Debt unless such Debt is subordinated in right of payment to the Notes and the Note Guarantees to the same extent; provided that Debt will not be considered subordinate or junior in right of payment to any other Debt solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority or by virtue of its structural subordination.

Limitation on Restricted Payments

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof;

(b) after giving effect to such Restricted Payment on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the provisions described in the first paragraph under the “Limitation on Incurrence of Debt” covenant; and

(c) after giving effect to such Restricted Payment on a pro forma basis, the aggregate amount expended or declared for all Restricted Payments made on or after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii), (iv) and (vi) of the next succeeding paragraph), shall not exceed the sum (without duplication) of:

(1) 50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter that includes the Issue Date and ending on the last day of the most recent fiscal quarter immediately preceding the date of such proposed Restricted Payment for which internally prepared financial statements are available, plus

(2) 100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company subsequent to the initial issuance of the Notes either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Restricted Subsidiary) of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion of Debt or Redeemable Capital Interests of the Company, and from the exercise of options, warrants or other rights to purchase such Qualified Capital Interests (other than Capital Interests or Debt sold to a Subsidiary of the Company), plus

(3) an amount equal to the sum of (A) the net reduction in Investments (other than Permitted Investments), subsequent to the date of the initial issuance of the Notes, in any Person, resulting from payments of interest on Debt, dividends, distributions, repurchases, redemptions, repayments of loans or advances, proceeds realized on the sale of such Restricted Investment and proceeds representing a return of capital (but only to the extent such interest, dividends, distributions, repurchases, redemption, repayments or proceeds are not included in the calculation of Consolidated Net Income), in each case to the Company or any Restricted Subsidiary from any Person (including, without limitation, from Unrestricted Subsidiaries); plus (B) the portion (proportionate to the equity interest of the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated as a Restricted Subsidiary in accordance with the terms of the Indenture, provided, however, that the amount determined in the case of (A) or (B) above shall not exceed, in the case of any such Person, the amount of Investments previously made and treated as Restricted Payments by the Company or any Subsidiary of the Company in such Person.

Notwithstanding the foregoing provisions, the Company and its Restricted Subsidiaries may take the following actions, provided that, in the case of clauses (i) or (iv), immediately after giving effect to such action, no Default or Event of Default has occurred and is continuing:

(i) the payment of any dividend on Capital Interests in the Company or a Restricted Subsidiary within 60 days after declaration thereof if at the declaration date such payment would not have been prohibited by the foregoing provisions of this covenant;

(ii) the retirement of any Qualified Capital Interests of the Company by conversion into, or by or in exchange for, Qualified Capital Interests, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of Qualified Capital Interests of the Company;

(iii) the redemption, defeasance, repurchase or acquisition or retirement for value of any Debt of the Company that is subordinate in right of payment to the Notes (or, in the case of Debt of a Guarantor, subordinate in right of payment to such Guarantor’s Guarantee of the Notes) out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of (x) new subordinated Debt of the Company or a Restricted Subsidiary Incurred in accordance with the Indenture or (y) of Qualified Capital Interests of the Company;

(iv) the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Company held by future, current or former employees, officers or directors of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or pursuant to the terms of any agreement under which such Capital Interests were issued; provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed $5.0 million in any calendar year; provided, however that any unused amounts in any calendar year may be carried forward to one or more future periods (in each case, plus the amount of any proceeds received in respect of key-man life insurance);

(v) repurchase of Capital Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities; and

(vi) other Restricted Payments not in excess of (x) $25.0 million in the aggregate if after giving effect to such Restricted Payment on a pro forma basis, the Consolidated Total Leverage Ratio of the Company and its Restricted Subsidiaries is greater than or equal to 3.00 to 1.00, (y) $40 million in the aggregate if after giving effect to such Restricted Payment on a pro forma basis, the Consolidated Total Leverage Ratio of the Company and its Restricted Subsidiaries is less than 3.00 to 1.00 but greater than or equal to 2.00 to 1.00 or (y) $60.0 million in the aggregate if after giving effect to such Restricted Payment on a pro forma basis, the Consolidated Total Leverage Ratio of the Company and its Restricted Subsidiaries is less than 2.00 to 1.00

If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, in the good faith determination of the Board of Directors of the Company, would be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustment made in good faith to the Company’s financial statements affecting Consolidated Net Income.

If any Person in which an Investment is made, which Investment constitutes a Restricted Payment when made, thereafter becomes a Restricted Subsidiary in accordance with the Indenture, all such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to clause (c) of the first paragraph under this “Limitation on Restricted Payments” covenant, in each case to the extent such Investments would otherwise be so counted.

For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (i) through (vi) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment in any manner that complies with this covenant and such Restricted Payment will be treated as having been made pursuant to only such clause or clauses or the first paragraph of this covenant.

Limitation on Liens

The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to enter into, create, incur, assume or suffer to exist any Liens of any kind, other than Permitted Liens, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom without securing the Notes and all other amounts due under the Indenture (for so long as such Lien exists) equally and ratably with (or prior to) the obligation or liability secured by such Lien.

Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to the Indenture, law or regulation) on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Interests owned by the Company or any Restricted Subsidiary or pay any Debt or other obligation owed to the Company or any Restricted Subsidiary, (ii) make loans or advances to the Company or any Restricted Subsidiary thereof or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary.

However, the preceding restrictions will not apply to the following encumbrances or restrictions existing under or by reason of:

(a) any encumbrance or restriction in existence on the Issue Date, including those required by the Credit Agreement and any agreement, document or instrument in connection therewith and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend or other payment restrictions than those contained in these agreements on the Issue Date, as determined in good faith by the Board of Directors;

(b) any encumbrance or restriction contained in any agreement, document or instrument governing Debt Incurred after the Issue Date in accordance with the “Limitations on Debt” covenant, provided that such agreements, documents or instruments are no more restrictive, taken as a whole, with respect to such dividend or other payment restrictions than those contained in Credit Agreement on the Issue Date, as determined in good faith by the Board of Directors;

(c) any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary of the Company on or after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

(d) any encumbrance or restriction pursuant any agreement effecting a permitted renewal, refunding, replacement, refinancing or extension of Debt issued pursuant to an agreement containing any encumbrance or restriction referred to in the foregoing clauses (a) through (d) or clauses (m), (n) or (o) below, so long as the encumbrances and restrictions contained in any such refinancing agreement are no less favorable in any material respect to the Holders than the encumbrances and restrictions contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended in the good faith judgment of the Board of Directors of the Company;

(e) customary provisions restricting subletting or assignment of any lease, contract, or license of the Company or any Restricted Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

(f) any restriction on the sale or other disposition of assets or property securing Debt as a result of a Permitted Lien on such assets or property;

(g) any encumbrance or restriction by reason of applicable law, rule, regulation or order;

(h) any encumbrance or restriction under the sale of assets, including, without limitation, any agreement for the sale or other disposition of a Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(i) any instrument governing Debt or Capital Interests of a Person acquired by the Company or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Debt or Capital Interests was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Debt, such Debt was permitted by the terms of the Indenture to be incurred;

(j) purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business and security documents related thereto that impose restrictions on that property so acquired of the nature described in clause (iii) of the first paragraph hereof;

(k) Liens securing Debt otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Limitation on Liens” that limit the right of the debtor to dispose of the assets subject to such Liens; and

(l) customary provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements otherwise permitted by the Indenture entered into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements.

Nothing contained in this “Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries” covenant shall prevent the Company or any Restricted Subsidiary from (i) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (ii) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Debt of the Company or any of its Restricted Subsidiaries Incurred in accordance with the Indenture.

Limitation on Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Capital Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Eligible Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to an assignment and assumption agreement that releases the Company or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of their receipt to the extent of the cash received in that conversion; and

(c) any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed $10.0 million (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value)

Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Cash Proceeds at its option:

(1) to permanently repay secured Debt of the Company and/or its Restricted Subsidiaries and/or satisfy all mandatory repayment obligations under any Credit Facility arising by reason of such Asset Sale and, if the Debt repaid is revolving credit Debt, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Interests of, another Permitted Business, if, after giving effect to any such acquisition of Capital Interests, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(3) to make a capital expenditure in or that is used or useful in a Permitted Business;

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

(5) any combination of the foregoing.

Pending final application of the Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Cash Proceeds in any manner not prohibited under the Indenture.

Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding two paragraphs of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, within thirty days thereof, the Company will be required to make an Offer to Purchase to all Holders of Notes and Additional Notes, in an aggregate amount equal to the Excess Proceeds. The offer price in any Offer to Purchase will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and Additional Notes tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the Notes and such Additional Notes to be purchased on a pro rata basis, and if necessary by lot or by any other method the Trustee shall deem fair and appropriate so long as the minimum denomination of $2,000 or integral multiples of $1,000 in excess thereof are maintained. Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

The definition of Asset Sale may be amended or modified, and our obligation to make an offer to repurchase the Notes in connection with an Asset Sale may be modified or waived, with the written consent of a majority in aggregate principal amount of outstanding Notes. See “— Amendment, Supplement and Waiver.”

The Company will comply with the requirements of any applicable securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

The Company’s ability to pay cash to the Holders of Notes upon an Asset Sale may be limited by the Company’s then existing financial resources. Further, the agreements governing the Company’s other Debt contain, and future agreements of the Company may contain, restrictions on purchases of the Notes. If the exercise by the Holders of Notes of their right to require the Company to repurchase the Notes upon an Asset Sale would trigger a default under one or more of the Company’s other Debt agreements, the Company’s ability to pay cash to the Holders of Notes upon a repurchase may be further limited by the Company’s then existing financial resources.

Limitation on Transactions with Affiliates

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, conduct any business or enter into or permit to exist any transaction or series of related transactions (including, but not limited to, the purchase, sale or exchange of property, the making of any Investment, the giving of any Guarantee or the rendering of any service) with any Unrestricted Subsidiary or any Affiliate of the Company or any Restricted Subsidiary other than transactions solely among any of the Company and its Restricted Subsidiaries (an “Affiliate Transaction”), unless:

(i) such business, transaction or series of related transactions is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm’s length transaction between unaffiliated parties;

(ii) with respect to an Affiliate Transaction involving an amount or having a value in excess of $10.0 million, the Company delivers to a resolution of the Board of Directors certifying that such business, transaction or series of related transactions complies with clause (i) above; and

(iii) in the case of an Affiliate Transaction involving an amount or having a value in excess of $25.0 million, the Company must obtain a written opinion of a nationally recognized investment banking, accounting or appraisal firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view.

For purposes of determining the value of any Affiliate Transaction for purposes of this covenant with respect to any lease, agreement or other arrangement providing for payments over a period of time, the value of such Affiliate Transaction shall equal the aggregate amount of payments that are to be made over a five (5) year period from the commencement of such Affiliate Transaction.

The foregoing limitation does not limit, and shall not apply to:

(1) Restricted Payments that are permitted by the provisions of the Indenture described above under “— Limitation on Restricted Payments” and Permitted Investments permitted under the Indenture,

(2) the payment of reasonable and customary fees and indemnities to members of the Board of Directors of the Company or a Restricted Subsidiary who are outside directors,

(3) the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans) and indemnities to officers and employees of the Company or any Restricted Subsidiary as determined by the Board of Directors thereof in good faith,

(4) transactions between or among the Company and/or its Restricted Subsidiaries,

(5) the issuance of Capital Interests (other than Redeemable Capital Interests) of the Company otherwise permitted hereunder,

(6) any agreement or arrangement as in effect on the Issue Date and any amendment or modification thereto so long as such amendment or modification is, in the good faith judgment of the Board of Directors, no more disadvantageous, taken as a whole, to the Company, and

(7) loans or advances to employees in the ordinary course of business not to exceed $5.0 million in the aggregate at any one time outstanding.

Provision of Financial Information

Whether or not required by the SEC, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes, or file electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system), within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

In addition, whether or not required by the SEC, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to prospective investors. In addition, the Company and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Additional Note Guarantees

Each of the Guarantors has guaranteed the Notes in the manner and on the terms set forth in the Indenture.

If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the Indenture, then that newly acquired or created Domestic Subsidiary (i) will become a Guarantor and execute a supplemental indenture and (ii) shall deliver an opinion of counsel reasonably satisfactory to the Trustee within 10 business days of the date on which it was acquired or created; provided, that to the extent a Domestic Subsidiary is (x) subject to any instrument governing Acquired Debt, as in effect at the time of acquisition thereof, that prohibits such Domestic Subsidiary from issuing a Note Guarantee, or (y) is prohibited by law from guaranteeing the Notes or would experience adverse regulatory consequences as a result of guaranteeing the Notes, then such Domestic Subsidiary shall not be required to guarantee the Notes until it is permitted to do so pursuant to the terms of such Acquired Debt or such legal or regulatory limitations.

Limitation on Creation of Unrestricted Subsidiaries

The Company may designate any Subsidiary of the Company to be an “Unrestricted Subsidiary” as provided below, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

“Unrestricted Subsidiary” means:

(1) any Subsidiary designated as such by the Board of Directors of the Company as set forth below where (a) neither the Company nor any of its Restricted Subsidiaries (i) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or (ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary, and (b) no default with respect to any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any right which the Holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company and its Restricted Subsidiaries to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Interests of, or owns or holds any Lien on any property of, any other Restricted Subsidiary of the Company, provided that either:

(x) the Subsidiary to be so designated has total assets of $1,000 or less; or

(y) immediately after giving effect to such designation, the Company could Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the first paragraph under the “Limitation on Incurrence of Debt” covenant; and provided further that the Company could make a Restricted Payment in an amount equal to the portion attributable to the Company (based on the proportion of the Capital Interests held by the Company and its Restricted Subsidiaries in such Subsidiary) of the greater of the Fair Market Value or book value of such Subsidiary pursuant to the “Limitation on Restricted Payments” covenant and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the amount available for Restricted Payments thereunder.

An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the “Limitation on Incurrence of Debt” covenant and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the “Limitation on Liens” covenant.

Consolidation, Merger, Conveyance, Transfer or Lease

The Company will not in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger of a Restricted Subsidiary into the Company in which the Company is the continuing Person or the merger of a Restricted Subsidiary into or with another Restricted Subsidiary or another Person that as a result of such transaction becomes or merges into a Restricted Subsidiary), or transfer, lease or otherwise dispose of all or substantially all of the assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless:

(i) either: (a) the Company shall be the continuing Person or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or disposition, all or substantially all of the property and assets of the Company (such Person, the “Surviving Entity”), (1) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia and (2) shall expressly assume, by a supplemental indenture, the due and punctual payment of all amounts due in respect of the principal of (and premium, if any) and interest on all the Notes and the performance of the covenants and obligations of the Company under the Indenture; provided that at any time the Company or its successor is not a corporation, there shall be a co-issuer of the Notes that is a corporation;

(ii) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(iii) immediately after giving effect to any such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period the Company (or the Surviving Entity if the Company is not continuing) could Incur $1.00 of additional Debt (other than Permitted Debt) under the first paragraph of the “Limitation on Incurrence of Debt” covenant; and

(iv) the Company delivers, or causes to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of the Indenture.

The preceding clause (iii) will not prohibit: (a) a merger between the Company and a Restricted Subsidiary that is a wholly owned Subsidiary of the Company; or (b) a merger between the Company and an Affiliate incorporated solely for the purpose of converting the Company into a corporation organized under the laws of the United States or any political subdivision or state thereof; so long as, in each case, the amount of Debt of the Company and its Restricted Subsidiaries is not increased thereby.

For all purposes of the Indenture and the Notes, Subsidiaries of any Surviving Entity will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the Indenture and all Debt, and all Liens on property or assets, of the Surviving Entity and its Subsidiaries that was not Debt, or were not Liens on property or assets, of the Company and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been Incurred upon such transaction or series of transactions.

Upon any transaction or series of transactions that are of the type described in, and are effected in accordance with, conditions described in the immediately preceding paragraphs, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company, under the Indenture with the same effect as if such Surviving Entity had been named as the Company therein; and when a Surviving Person duly assumes all of the obligations and covenants of the Company pursuant to the Indenture and the Notes, except in the case of a lease, the predecessor Person shall be relieved of all such obligations.

Limitation on Business Activities

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.

Events of Default

Each of the following is an “Event of Default” under the Indenture:

(1) default in the payment in respect of the principal of (or premium, if any, on) any Note at its maturity (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise);

(2) default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

(3) failure by the Company to make an Offer to Purchase as required by the Indenture, and continuance of such default for a period of 30 days after receipt of written notice;

(4) failure to perform or comply with the Indenture provisions described under “Consolidation, Merger, Conveyance, Transfer or Lease”;

(5) except as permitted by the Indenture, any Note Guarantee shall for any reason cease to be, or it shall be asserted by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms;

(6) default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor in the Indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clauses (1), (2) or (3) above), and continuance of such default or breach for a period of 30 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes; provided that in the case of a failure to comply with the Indenture provisions described under “Provision of Financial Information,” such period of continuance of such default or breach shall be 90 days after written notice described in this clause (6) has been given;

(7) a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the Notes) by the Company or any Restricted Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $15.0 million, whether such Debt now exists or shall hereafter be created, which default or defaults shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or shall constitute a failure to pay at least $15.0 million of such Debt when due and payable after the expiration of any applicable grace period with respect thereto;

(8) the entry against the Company or any Restricted Subsidiary of a final non-appealable judgment or judgments for the payment of money in an aggregate amount in excess of $15.0 million, by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days and, in the event such judgment is covered by insurance, any enforcement proceeding has been commenced by any creditor upon such judgment which is not promptly stayed; or

(9) certain events in bankruptcy, insolvency or reorganization affecting the Company or any Significant Subsidiary (or any group of Restricted Subsidiaries that taken together would constitute a Significant Subsidiary).

If an Event of Default (other than an Event of Default specified in clause (9) above with respect to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal of the Notes and any accrued interest on the Notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the Notes, have been cured or waived as provided in the Indenture.

In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (7) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (7) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Debt within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the Notes.

If an Event of Default specified in clause (9) above occurs with respect to the Company, the principal of and any accrued interest on the Notes then outstanding shall become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For further information as to waiver of defaults, see “— Amendment, Supplement and Waiver.” The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest) if the Trustee determines that withholding notice is in the best interest of the Holders to do so.

No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations do not apply, however, to a suit instituted by a Holder of a Note for enforcement of payment of the principal of (and premium, if any) or interest on such Note on or after the respective due dates expressed in such Note.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

The Company will be required to furnish to the Trustee annually a statement as to the performance of certain obligations under the Indenture and as to any Default in such performance. The Company also is required to notify the Trustee if they become aware of the occurrence of any Default or Event of Default.

Amendment, Supplement and Waiver

Without the consent of any Holders, the Company, the Guarantors, if any, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture and the Guarantees for any of the following purposes:

(1) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture, the Guarantees and in the Notes;

(2) to secure the Notes, to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company;

(3) to add additional Events of Default;

(4) to provide for uncertificated Notes in addition to or in place of the certificated Notes;

(5) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee;

(6) to provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture;

(7) to add a Guarantor or to release a Guarantor in accordance with the Indenture;

(8) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision in the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such actions pursuant to this clause shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Company; or

(9) to conform the text of the Indenture or the Notes to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a verbatim recitation of a provision of the Indenture or the Notes, as certified to the Trustee in an Officers’ Certificate delivered by the Company.

With the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, the Company, the Guarantors, if any, and the Trustee may enter into an indenture or indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or the Notes or modifying in any manner the rights of the Holders under the Indenture, including the definitions therein; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each outstanding Note affected thereby:

(1) change the Stated Maturity of any Note or of any installment of interest on any Note, or reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any Notes may be subject to redemption or reduce the Redemption Price therefor,

(2) reduce the percentage in aggregate principal amount of the outstanding Notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture,

(3) modify the obligations of the Company to make Offers to Purchase upon a Change of Control or from the Excess Proceeds of Asset Sales if such modification was done after the occurrence of such Change of Control or such Asset Sale,

(4) subordinate, in right of payment, the Notes to any other Debt of the Company,

(5) modify any of the provisions of this paragraph or provisions relating to waiver of defaults or certain covenants, except to increase any such percentage required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby, or

(6) release any Guarantees required to be maintained under the Indenture (other than in accordance with the Indenture).

The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the Holders of all the Notes waive any past default under the Indenture and its consequences, except a default:

(1) in any payment in respect of the principal of (or premium, if any) or interest on any Notes (including any Note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Company) (except that a rescission of acceleration of the Notes and a waiver of the payment default that resulted from such acceleration may be made by Holders of not less than a majority of the Notes), or

(2) in respect of a covenant or provision hereof which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

Satisfaction and Discharge of the Indenture; Defeasance

The Company and the Guarantors may terminate the obligations under the Indenture, except for those which expressly survive by the terms of the Indenture, when:

(1) either: (A) all Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year (a “Discharge”) under irrevocable arrangements for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the Stated Maturity or date of redemption;

(2) the Company has paid or caused to be paid all other sums then due and payable under the Indenture by the Company;

(3) the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the Redemption Date, as the case may be; and

(5) the Company has delivered to the Trustee an Officers’ Certificate and an opinion of counsel reasonably acceptable to the Trustee, each stating that all conditions precedent under the Indenture relating to the Discharge have been complied with.

The Company may elect, at its option, to have its obligations discharged with respect to the outstanding Notes (“defeasance”) and all of the Guarantors’ obligations discharged with respect to their Note Guarantees. Such defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

(1) the rights of Holders of such Notes to receive payments in respect of the principal of and any premium and interest on such Notes when payments are due,

(2) the Company’s obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trusts, duties and immunities of the Trustee,

(4) the Company’s right of optional redemption, and

(5) the defeasance provisions of the Indenture.

In addition, the Company may elect, at its option, to its obligations released with respect to certain covenants, including, without limitation, the obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control, in the Indenture (“covenant defeasance”) and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes. In addition, the Note Guarantees will be terminated and released and the Guarantors discharged with respect to their Note Guarantees upon a covenant defeasance.

In order to exercise either defeasance or covenant defeasance with respect to outstanding Notes:

(1) the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such Notes: (A) money in an amount, or (B) U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such Notes on the Stated Maturity thereof or (if the Company has made irrevocable arrangements for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the Redemption Date thereof, as the case may be, in accordance with the terms of the Indenture and such Notes;

(2) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur;

(3) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the Holders of such outstanding Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to such Notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;

(4) no Default or Event of Default with respect to the outstanding Notes shall have occurred and be continuing at the time of such deposit after giving effect thereto;

(5) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes are in default within the meaning of such Act);

(6) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound; and

(7) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

In the event of a defeasance or a Discharge, a Holder whose taxable year straddles the deposit of funds and the distribution in redemption to such Holder would be subject to tax on any gain (whether characterized as capital gain or market discount) in the year of deposit rather than in the year of receipt. In connection with a Discharge, in the event the Company becomes insolvent within the applicable preference period after the date of deposit, monies held for the payment of the Notes may be part of the bankruptcy estate of the Company, disbursement of such monies may be subject to the automatic stay of the bankruptcy code and monies disbursed to Holders may be subject to disgorgement in favor of the Company’s estate. Similar results may apply upon the insolvency of the Company during the applicable preference period following the deposit of monies in connection with defeasance.

The Trustee

The Trustee under the Indenture, will be the initial paying agent, registrar and calculation agent for the Notes. The Trustee from time to time may extend credit to the Company in the normal course of business. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in their exercise, as a prudent Person would exercise or use under the circumstances in the conduct of such Person’s own affairs.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any “conflicting interest” (as defined in the Trust Indenture Act) it must eliminate such conflict within 90 days or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of its own affairs. Subject to such provisions, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

No Personal Liability of Stockholders, Partners, Officers or Directors

No director, officer, employee, stockholder, general or limited partner or incorporator, past, present or future, of the Company or any of its Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company under the Notes, any Note Guarantee or the Indenture by reason of his, her or its status as such director, officer, employee, stockholder, general or limited partner or incorporator.

Governing Law

The Indenture and the Notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized term used herein for which no definition is provided.

“Acquired Debt” means Debt of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

“Additional Interest” means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings that correspond to the foregoing. For purposes of the “Limitation on Transactions with Affiliates” covenant, any Person directly or indirectly owning 10% or more of the outstanding Capital Interests of the Company and any Person who is a Permitted Holder will be deemed an Affiliate.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of the Note; or

(2) the excess of:

(a) the present value at such Redemption Date of (i) the Redemption Price of the Note at December 15, 2013 (such Redemption Price being set forth in the table appearing above under the caption “— Optional Redemption”), plus (ii) all required interest payments due on the Note through December 15, 2013 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over

(b) the principal amount of the Note.

“Asset Acquisition” means:

(a) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary; or

(b) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger) by the Company or any of its Restricted Subsidiaries to any Person (other than to the Company or one or more of its Restricted Subsidiaries) in any single transaction or series of transactions of:

(i) Capital Interests in another Person (other than directors’ qualifying shares);

(ii) any other property or assets (other than in the normal course of business, including any sale or other disposition of obsolete or permanently retired equipment);

provided, however, that the term “Asset Sale” shall exclude:

(a) any asset disposition permitted by the provisions described under “Consolidation, Merger, Conveyance, Lease or Transfer” that constitutes a disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole;

(b) any transfer, conveyance, sale, lease or other disposition of property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed in any one or related series of transactions $7.5 million;

(c) sales of Eligible Cash Equivalents;

(d) the sale and leaseback of any assets within 90 days of the acquisition thereof;

(e) the disposition of property or equipment no longer used or useful in the business of such entity;

(f) a Restricted Payment or Permitted Investment that is otherwise permitted by the Indenture;

(g) any trade-in of equipment in exchange for other equipment; provided that in the good faith judgment of the Company, the Company or such Restricted Subsidiary receives equipment (or credit toward the acquisition cost of equipment) having a fair market value equal to or greater than the equipment being traded in;

(h) the creation of a Lien permitted under the Indenture (but not the sale or other disposition of the property subject to such Lien);

(i) leases or subleases in the ordinary course of business to third Persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries; and

(j) licenses or sub-licenses of intellectual property in the ordinary course of business.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Average Life” means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

“Board of Directors” means (i) with respect to the Company or any Restricted Subsidiary, its board of directors or any duly authorized committee thereof; (ii) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; and (iii) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

“Capital Expenditure” means, for any period, the sum of (a) the aggregate of all expenditures (whether paid in cash or other consideration or accrued as a liability) by such Person or any of its Restricted Subsidiaries during such period that, in accordance with GAAP, are or should be included in “additions to property, plant and equipment” or similar items reflected in the consolidated statement of cash flows of such Person and its Restricted Subsidiaries for such period (including the amount of assets leased in connection with any Capital Lease Obligation, but excluding transfers of assets between Restricted Subsidiaries except to the extent of cash expenditures to effect such transfers) and (b) to the extent not included pursuant to clause (a) above, the aggregate of all expenditures (whether paid in cash or other consideration (but excluding issuances of Capital Interests) or accrued as a liability) by such Person or any of its Restricted Subsidiaries during such period to acquire by purchase or otherwise, the business, property or fixed assets of, or stock or other evidence of beneficial ownership of, any person. For the avoidance of doubt, the acquisition by the Company or any of its Restricted Subsidiaries, whether by purchase, merger or otherwise, of Capital Interests in a Person that becomes a Subsidiary, or all or substantially all of the assets of, or all or substantially all of the assets constituting a business unit, division, product line or line of business of, any other Person shall not constitute a Capital Expenditure.

“Capital Interests” in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangement conveying the right to use) real or Personal property of such Person, to the extent such obligations are required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with GAAP. The Stated Maturity of any Capital Lease Obligation shall be the date of the last payment of rent or any other amount due under such lease (or other Debt arrangement) prior to the first date upon which such lease (or other Debt arrangement) may be terminated by the user of such real or Personal property without payment of a penalty, and the amount of any Capital Lease Obligation shall be the capitalized amount thereof determined in accordance with GAAP.

“Change of Control” means the occurrence of any of the following events:

(i) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any “Person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the ultimate “beneficial owner” (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such Person or group shall be deemed to have “beneficial ownership” of all shares that any such Person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the Voting Interests in the Company,

(ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors or whose nomination for election by the equityholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company’s Board of Directors then in office or

(iii) the Company sells, conveys, transfers or leases (either in one transaction or a series of related transactions) all or substantially all of its assets to, or merges or consolidates with, a Person other than a Restricted Subsidiary of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Interests” of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Interests of any other class in such Person.

“Company” means American Reprographics Company and any successor thereto.

“Consolidated Cash Flow Available for Fixed Charges” means, with respect to any Person for any period:

(i) the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

(a) Consolidated Net Income;

(b) Consolidated Non-cash Charges;

(c) Consolidated Interest Expense;

(d) Consolidated Income Tax Expense (other than income tax expense (either positive or negative) attributable to extraordinary gains or losses); and

(ii) less non-cash items increasing Consolidated Net Income for such period, other than (a) the accrual of revenue consistent with past practice, and (b) reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Non-cash Charges.

“Consolidated Income Tax Expense” means, with respect to any Person for any period, the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(i) the total interest expense of such Person and its Restricted Subsidiaries for such period (net of the amount of cash interest income for such period) as determined on a consolidated basis in accordance with GAAP, including, without limitation:

(a) any amortization of Debt discount;

(b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts);

(c) the interest portion of any deferred payment obligation;

(d) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptance financing or similar activities; and

(e) all accrued interest; and

(ii) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with GAAP; and

(iii) all capitalized interest of such Person and its Restricted Subsidiaries for such period;

provided, however, that such Consolidated Interest Expense shall not include amortization of Debt issuance costs.

“Consolidated Net Income” means, with respect to any Person, for any period, the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent including in calculating such net income, by excluding, without duplication:

(i) all extraordinary or non-recurring gains or losses (net of fees and expense relating to the transaction giving rise thereto);

(ii) the portion of net income of such Person and its Restricted Subsidiaries allocable to minority interest in unconsolidated Persons or Investments in Unrestricted Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its Restricted Subsidiaries; provided that for the avoidance of doubt, Consolidated Net Income shall be increased in amounts equal to the amounts of cash actually received;

(iii) gains or losses in respect of any Asset Sales by such Person or one of its Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after-tax basis;

(iv) the net income of any Restricted Subsidiary or such Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders;

(v) any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

(vi) any fees and expenses paid in connection with the issuance of the Notes;

(vii) any impairment charge or asset write-up, write-off or write-down, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP; and

(viii) non-cash compensation expense incurred with any issuance of equity interests to an employee of such Person or any Restricted Subsidiary.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization (including amortization of goodwill and other intangibles), and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income or such Person and its Restricted Subsidiaries for such period, determine on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss and excluding any such charges constituting an extraordinary item or loss or any charge which requires an accrual of or a reserve for cash charges for any future period).

“Consolidated Total Leverage Ratio” means, as of the date of determination (the “Consolidated Total Leverage Ratio Calculation Date”), the ratio of (a) the Debt of the Company and its Restricted Subsidiaries as of such date of determination (determined after giving pro forma effect to such incurrence of Debt, and each other incurrence, assumption, guarantee, redemption, retirement and extinguishment of Debt as of such date of determination) to (b) Consolidated Cash Flow Available for Fixed Charges of the Company and its Restricted Subsidiaries for the most recently ended four fiscal quarters ending immediately prior to such date for which internal financial statements are available (such four full fiscal quarter period being referred to herein as the “Four Quarter Period”).

For purposes of this definition, “Consolidated Cash Flow Available for Fixed Charges” and “Debt” shall be calculated after giving pro forma effect to clauses (1) and (2) below. The pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company (and may include, for the avoidance of doubt and without duplication, cost savings, synergies (other than revenue synergies) and operating expense) and shall be set forth in an officer’s certificate detailing the basis of such valuations.

(1) the Incurrence or repayment (excluding revolving credit borrowings Incurred or repaid in the ordinary course of business for working capital purposes) or redemption of any Debt or Preferred Interests of the Company or any of its Restricted Subsidiaries (and the application of the proceeds thereof), including the Incurrence of any Debt or Preferred Interests (and the application of the proceeds thereof) giving rise to the need to make such determination, occurring during such Four Quarter Period or at any time subsequent to the last day of such Four Quarter Period and on or prior to such date of determination, as if such Incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of such Four Quarter Period; and

(2) any Asset Sale or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such determination as a result of the company or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) Incurring Acquired Debt and including, without limitation, by giving pro forma effect to any Consolidated Cash Flow Available for Fixed Charges attributable to the assets which are the subject of the Asset Sale or Asset Acquisition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to such date of determination, as if such Asset Sale or Asset Acquisition (including the Incurrence of any such Acquired Debt) occurred on the first day of the Four Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the above clause shall give effect to the incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly incurred or otherwise assumed such Guaranteed Debt.

“Credit Agreement” means our $50.0 million New Revolving Credit Facility dated on or about the Issue Date, together with all related notes, letters of credit, collateral documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemented, refinanced, refunded or replaced in whole or in part from time to time.

“Credit Facility” means one or more Debt facilities, including the Credit Agreement or other financing arrangements (including without limitation commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other indebtedness, including any notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as, as amended, extended, renewed, restated, supplemented, replaced (whether or not upon termination and whether with the original lenders, institutional investors or otherwise), refinanced (including through the issuance of Debt securities), restructured or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such credit facility or a successor credit facility, whether by the same or any other agent, lender or group of lenders (or institutional investors).

“Currency Hedge Obligations” means the obligations of a Person Incurred pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage such Person’s exposure to fluctuations in foreign currency exchange rates on Debt permitted under the Indenture.

“Debt” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, and whether or not contingent, the following: (i) all indebtedness of such Person for money borrowed; (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments; (iii) all obligations of such Person with respect to letters of credit (other than letters of credit for workers’ compensation or similar obligations that are secured by cash obligations), bankers’ acceptances or similar facilities issued for the account of such Person; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property or assets); (v) all Capital Lease Obligations of such Person; (vi) the maximum fixed redemption or repurchase price of Redeemable Capital Interests in such Person at the time of determination; (vii) any Swap Contracts and Currency Hedge Obligations of such Person at the time of determination; (viii) Debt attributable to any sale and leaseback transaction to which such Person is a party; and (ix) all obligations of the types referred to in clauses (i)

through (viii) of this definition of another Person and all dividends and other distributions of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other as sets of such Person, even though such Person has not assumed or become liable for the payment of such Debt, dividends or other distributions. For purposes of the foregoing: (a) the maximum fixed repurchase price of any Redeemable Capital Interests that do not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests as if such Redeemable Capital Interests were repurchased on any date on which Debt shall be required to be determined pursuant to the Indenture; provided, however, that, if such Redeemable Capital Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests; (b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP, but such Debt shall be deemed Incurred only as of the date of original issuance thereof; (c) the amount of any Debt described in clause (ix)(A) above shall be the maximum liability under any such Guarantee; (d) the amount of any Debt described in clause (ix)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; (e) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt; and (f) trade payables, other current liabilities incurred in the normal course of business and any liability for federal, state or local income taxes or other taxes owed by such Person will not constitute Debt.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Debt” will exclude (x) customary indemnification obligations and (y) post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter.

The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date; provided, however, that in the case of Debt sold at a discount, the amount of such Debt at any time will be the accreted value thereof at such time.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an officer’s certificate, setting forth the basis of such valuation, less the amount of Eligible Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that Guarantees or otherwise provides direct credit support for any Debt of the Company.

“Eligible Bank” means a bank or trust company that (i) is organized and existing under the laws of the United States of America or Canada, or any state, territory, province or possession thereof, (ii) as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $500.0 million and (iii) the senior Debt of which is rated at least “A-2” by Moody’s or at least “A” by Standard & Poor’s.

“Eligible Cash Equivalents” means any of the following Investments: (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing not more than one year after the date of acquisition; (ii) time deposits in and certificates of deposit of any Eligible Bank, provided that such Investments have a maturity date not more than two years after date of acquisition and that the Average Life of all such Investments is one year or less from the respective dates of acquisition; (iii) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (i) above entered into with any Eligible Bank; (iv) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof, provided that such Investments mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition and, at the time of acquisition, have a rating of at least A from Standard & Poor’s or A-2 from Moody’s (or an equivalent rating by any other nationally recognized rating agency); (v) commercial paper of any Person other than an Affiliate of the Company, provided that such Investments have one of the two highest ratings obtainable from either Standard & Poor’s or Moody’s and mature within 180 days after the date of acquisition; (vi) overnight and demand deposits in and bankers’ acceptances of any Eligible Bank and demand deposits in any bank or trust company to the extent insured by the Federal Deposit Insurance Corporation against the Bank Insurance Fund; and (vii) money market funds substantially all of the assets of which comprise Investments of the types described in clauses (i) through (vi).

“Excess Cash Flow” means, for any Person and its Restricted Subsidiaries, for any period, its Consolidated Cash Flow Available for Fixed Charges for such period less the sum, without duplication, of (i) such Person’s Consolidated Interest Expense, to the extent paid in cash for such Excess Cash Flow Period; (ii) such Person’s Consolidated Income Tax Expense, to the extent paid in cash for such Excess Cash Flow Period, (iii) an amount equal to the Capital Expenditures made in cash during such period (excluding the amount of any Capital Expenditures made with the proceeds of Incurrences of Indebtedness); (iv) the aggregate amount of all scheduled, mandatory and voluntary prepayments, repayments, redemptions or purchases of Obligations under the Credit Facility that include a permanent reduction of the related loan commitment thereunder during such Excess Cash Flow Period (other than prepayments, repayments, redemptions or purchases made with the proceeds of Indebtedness incurred to refinance the Obligations under the Credit Facility during such Excess Cash Flow Period); and (v) any cash required to be restricted to cash collateralize letters of credit either under the Credit Facility or otherwise, and, in each case, as determined in accordance with GAAP.

“Excess Cash Flow Amount” means, for any Excess Cash Flow Period, an amount equal to 50% of Excess Cash Flow for such Excess Cash Flow Period.

“Excess Cash Flow Period” means each fiscal year ending on December 31, beginning with the year ending December 31, 2011.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expiration Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Fair Market Value” means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the Board of Directors.

“Four Quarter Period” has the meaning given to such term in the definition of “Consolidated Total Leverage Ratio”.

“GAAP” means generally accepted accounting principles in the United States, consistently applied, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantee” means, as applied to any Debt of another Person, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such Debt of another Person (and “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing).

“Guarantor” means any Subsidiary of the Company that executes a Note Guarantee in accordance with provisions of the Indenture and their respective successors and assigns.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any interest rate agreement, currency agreement or commodity agreement.

“Holder” means a Person in whose name a Note is registered in the security register.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt. Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Company shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Company. “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings that correspond to the foregoing. A Guarantee by the Company or a Restricted Subsidiary of Debt Incurred by the Company or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. None of the following shall be a separate Incurrence of Debt:

(1) amortization of Debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Interests in the form of additional Capital Interests of the same class and with the same terms;

(3) the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory Offer to Purchase such Debt;

(4) unrealized losses or charges in respect of Hedging Obligations;

(5) increases in the amount of Debt outstanding solely as a result of fluctuations in currency exchange rates or increases in the value of property securing Debt; and

(6) increases in the amount of Debt solely as a result of purchase accounting adjustments or accounting adjustments related to derivative financial instruments.

“Interest Rate Protection Agreements” means, with respect to any Person, any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Interest Rate Protection Obligations” means the obligations of any Person pursuant to any Interest Rate Protection Agreements.

“Investment” by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following: (i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person; (ii) the purchase, acquisition or Guarantee of the Debt of another Person; and (iii) the purchase or acquisition of the business or assets of another Person; but shall exclude:

(a) accounts receivable and other extensions of trade credit on commercially reasonable terms in accordance with normal trade practices; (b) the acquisition of property and assets from suppliers and other vendors in the normal course of business; and (c) prepaid expenses and workers’ compensation, utility, lease and similar deposits, in the normal course of business.

“Issue Date” means the date on which the initial $200.0 million in aggregate principal amount of the Notes is originally issued under the Indenture.

“Lien” means, with respect to any property or other asset, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or other asset (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Net Cash Proceeds” means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of: (i) all reasonable out-of-pocket expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale; and (iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) GAAP to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

“Offer” has the meaning set forth in the definition of “Offer to Purchase.”

“Offer to Purchase” means a written offer (the “Offer”) sent by the Company by first class mail, postage prepaid, to each Holder at his address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of Notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer and a settlement date (the “Purchase Date”) for purchase of Notes within five business days after the Expiration Date. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. Among other things, the Offer shall state the aggregate principal amount of the outstanding Notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to Indenture covenants requiring the Offer to Purchase) (the “Purchase Amount”) and the purchase price to be paid by the Company for each $1,000 principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the “Purchase Price”).

“Officers’ Certificate” means a certificate to be delivered upon the occurrence of certain events as set forth in the Indenture, signed on behalf of the Company or a Guarantor, as applicable, by two Officers of the Company or a Guarantors, as applicable, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company or such Guarantor.

“Permitted Business” means any business similar in nature to any business conducted by the Company and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Company and the Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Company.

“Permitted Debt” shall have the meaning set forth in the “Limitation on Incurrence of Debt” covenant.

“Permitted Holders” means Kumarakulasingam Suriyakumar; any spouse or lineal descendant of Kumarakulasingam Suriyakumar; any trust or estate the sole beneficiary or beneficiaries of which is Kumarakulasingam Suriyakumar, any spouse or lineal descendants of Kumarakulasingam Suriyakumar; or any entity owned or controlled by any of the foregoing.

“Permitted Investments” means:

(a) Investments in existence on the Issue Date;

(b) Investments required pursuant to any agreement or obligation of the Company or a Restricted Subsidiary, in effect on the Issue Date, to make such Investments;

(c) Investments in cash and Eligible Cash Equivalents;

(d) Investments in property and other assets, owned or used by the Company or any Restricted Subsidiary in the normal course of business;

(e) Investments by the Company or any of its Restricted Subsidiaries in the Company or any Restricted Subsidiary that is a Guarantor;

(f) Investments by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated or wound-up into, the Company or a Restricted Subsidiary;

(g) Swap Contracts, Interest Rate Protection Obligations and Currency Hedge Obligations;

(h) Non-cash consideration received in conjunction with an Asset Sale that is otherwise permitted under the “Limitation on Asset Sales” covenant;

(i) Investments received in settlement of obligations owed to the Company or any Restricted Subsidiary and as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Company or any Restricted Subsidiary;

(j) Investments by the Company or any Restricted Subsidiary (other than in an Affiliate) not otherwise permitted under this definition, in an aggregate amount which together with the net amount of all other Investments then outstanding pursuant to this clause (j) does not exceed $30.0 million;

(k) loans and advances (including for travel and relocation) to employees in an amount not to exceed $5.0 million in the aggregate at any one time outstanding; and

(l) Investments by the Company or any Restricted Subsidiary in Permitted Joint Ventures made after the Issue Date in an amount, when taken together with all other Investments made pursuant to this clause (l) since the Issue Date and then outstanding, not to exceed $5.0 million;

(m) Investments by the Company or any Restricted Subsidiary in any Restricted Subsidiary that is not a Guarantor made after the Issue Date in an amount, when taken together with all other Investments made pursuant to this clause (m) since the Issue Date and then outstanding, not to exceed $30.0 million; and

(n) any Investment consisting of a Guarantee permitted by the “Limitations on Indebtedness” covenant.

“Permitted Joint Venture” means, with respect to any Person at any time, any corporation, partnership, limited liability company or other business entity (1) of which at least 20%, but not more than 50%, of the Voting Interests are at the time owned or controlled, directly or indirectly, by such Person or one or more of the Restricted Subsidiaries of that Person and (2) whose primary business constitutes or is reasonably expected to constitute at such time a Permitted Business.

“Permitted Liens” means:

(a) Liens existing on the Issue Date;

(b) Liens securing Indebtedness under any Credit Facility Incurred pursuant to clause (i) of the second paragraph of the “Limitation on Incurrence of Debt” covenant;

(c) Liens securing Swap Contracts, Interest Rate Protection Obligations and Currency Hedge Obligations;

(d) any Lien for taxes or assessments or other governmental charges or levies not then due and payable (or which, if due and payable, are being contested in good faith and for which adequate reserves are being maintained, to the extent required by GAAP);

(e) any statutory warehousemen’s, materialmen’s, landlord’s or other similar Liens for sums not then due and payable (or which, if due and payable, are being contested in good faith and with respect to which adequate reserves are being maintained, to the extent required by GAAP);

(f) any title exception, easement, right-of-way, lease, sublease or other similar Lien that does not materially impair the use or value of the property subject thereto in its use in the business of the Company or a Restricted Subsidiary thereof;

(g) Liens on property or other assets (i) in connection with workers’ compensation, unemployment insurance and other types of statutory obligations or the requirements of any official body, or (ii) to secure the performance of tenders, bids, surety or performance bonds, leases, purchase, construction, sales or servicing contracts and other similar obligations Incurred in the normal course of business consistent with industry practice; or (iii) to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances given in connection with the activities described in clauses (i) and (ii) above, in each case not Incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services or imposed by ERISA or the Code in connection with a “plan” (as defined in ERISA) or (iv) arising in connection with any attachment or judgment unless such Liens shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay;

(h) Liens on property, assets or shares of Capital Interests of a Person existing at the time such Person is acquired or merged with or into or consolidated with the Company or a Restricted Subsidiary, or becomes a Restricted Subsidiary (and not created or Incurred in anticipation of such transaction), provided that such Liens are not extended to the property and assets of the Company and its Restricted Subsidiaries other than the property or assets acquired;

(i) other Liens incidental to the conduct of the business of the Company or any of its Restricted Subsidiaries, as the case may be, or the ownership of their assets that do not materially impair the use or value of the property subject thereto in its use in the business of the Company or such Restricted Subsidiary;

(j) Liens to secure Capital Lease Obligations;

(k) Liens securing Debt Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Debt (other than any interest thereon) secured by the Lien may not be Incurred more than one year after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(l) Liens from judgments, decrees, or attachments in circumstances not constituting an Event of Default;

(m) Liens securing Debt Incurred by the Company or any Restricted Subsidiary as permitted under the “Limitation on Incurrence of Debt” covenant not otherwise permitted under this definition, in an aggregate amount which together with the aggregate amount of all other Liens then outstanding pursuant to this clause (m) does not exceed $5.0 million; and

(n) Liens to secure any Refinancing Debt (or successive Refinancing Debt) as a whole, or in part, of any Debt secured by any Lien; provided, however, that:

(A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B) the Debt secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Debt at the time the original Lien became a Permitted Lien and (ii) the amount of any discounts, commissions, premiums, fees and other costs and expenses related to such refinancing, refunding, extension, renewal or replacement;

(o) Liens in favor of the Company or any Restricted Subsidiary; and

(p) any extensions, substitutions, replacements or renewals of the foregoing.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Interests,” as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Interests in such Person.

“Purchase Amount” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Money Debt” means Debt

(i) Incurred to finance all or any part of the purchase price or cost of construction or improvement of any assets (other than Capital Interests) of such Person or any Restricted Subsidiary (including Debt incurred to refinance any such purchase price or costs of construction or improvement initially funded by the Company or a Restricted Subsidiary); and

(ii) that is secured by a Lien on such assets where the lender’s sole security is to the assets so purchased, constructed or improved and directly related assets such as proceeds (including insurance proceeds), products, replacements, substitutions and accessions thereto; and

(iii) that does not exceed 100% of such purchase price or costs.

“Purchase Price” has the meaning set forth in the definition of “Offer to Purchase.”

“Qualified Capital Interests” in any Person means a class of Capital Interests other than Redeemable Capital Interests.

“Qualified Equity Offering” means (i) an underwritten public equity offering of Qualified Capital Interests pursuant to an effective registration statement under the Securities Act yielding gross proceeds to either of the Company of at least $25.0 million or (ii) a private equity offering of Qualified Capital Interests of the Company, other than (x) any such public or private sale to an entity that is an Affiliate of the Company and (y) any public offerings registered on Form S-8.

“Redeemable Capital Interests” in any Person means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise

(including the passage of time or the happening of an event), is required to be redeemed, is redeemable at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Stated Maturity of the Notes; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Interests. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require the Company to repurchase such equity security upon the occurrence of a change of control or an asset sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Company may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Limitation on Restricted Payments.” The amount of Redeemable Capital Interests deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends.

“Redemption Price,” when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to the Indenture.

“Registration Rights Agreement” means the Registration Rights Agreement, dated the date of the Indenture, among the Company, the Guarantors and the initial purchasers and any similar agreement entered into in connection with any Additional Notes.

“Refinancing Debt” means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of the Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that:

(i) the Refinancing Debt is subordinated to the Notes to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the Notes,

(ii) the Refinancing Debt has a final maturity either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the Notes,

(iii) the Refinancing Debt has an Average Life at the time such Refinancing Debt is Incurred that is equal to or greater than the Average Life of the Debt being refunded, refinanced, renewed, replaced or extended,

(iv) such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Debt being refunded, refinanced, renewed, replaced or extended and (c) the aggregate amount of any discounts, commissions, premiums, fees and other costs and expenses related to the Incurrence of such Refinancing Debt; and

(v) such Refinancing Debt is Incurred by the same Person (or its successor) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that the Company may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Company.

“Restricted Payment” is defined to mean any of the following:

(a) any dividend or other distribution declared and paid on the Capital Interests in the Company or on the Capital Interests in any Restricted Subsidiary of the Company that are held by, or declared and paid to, any Person other than the Company or a Restricted Subsidiary of the Company (other than (i) dividends, distributions or payments made solely in Qualified Capital Interests in the Company and

(ii) dividends or distributions payable to the Company or a Restricted Subsidiary of the Company or to other holders of Capital Interests of a Restricted Subsidiary on a pro rata basis);

(b) any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Company) to purchase, redeem, acquire or retire any Capital Interests in the Company (including the conversion into, or exchange for, Debt, of any Capital Interests) other than any such Capital Interests owned by the Company or any Restricted Subsidiary;

(c) any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Company) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Debt of the Company or any Guarantor that is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes or Note Guarantees (excluding any Debt owed to the Company or any Restricted Subsidiary); except payments of principal and interest in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, within one year of the due date thereof;

(d) any Investment by the Company or a Restricted Subsidiary in any Person, other than a Permitted Investment; and

(e) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary.

“Restricted Subsidiary” means any Subsidiary that has not been designated as an “Unrestricted Subsidiary” in accordance with the Indenture.

“Significant Subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary.

“Stated Maturity,” when used with respect to (i) any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal amount of such Note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, limited or general partnership, trust, association or other business entity of which an aggregate of at least a majority of the outstanding Capital Interests therein is, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person.

“Successor Entity” means a corporation or other entity that succeeds to and continues the business of American Reprographics Company

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing, whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent

Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to December 15, 2013; provided, however, that if the period from the Redemption Date to December 15, 2013, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Voting Interests” means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

EXCHANGE OFFER; REGISTRATION RIGHTS

We entered into a registration rights agreement with the initial purchasers in connection with the private placement of the initial notes. Under the registration rights agreement, we agreed to, among other things: (i) file, at our expense, a registration statement to exchange the initial notes for new exchange notes having terms substantially identical in all material respects to the notes (except that the new exchange notes will not contain terms with respect to additional interest or transfer restrictions) and (ii) use our reasonable best efforts to consummate the exchange offer on or before the 365th day after December 1, 2010, or the Closing Date.

Once the exchange offer registration statement has been declared effective, we will offer the exchange notes in exchange for surrender of the notes. We will keep the exchange offer open for at least 30 business days (or longer if required by applicable law) after the date that notice of the exchange offer is mailed to holders of the notes. For each note surrendered to us pursuant to the exchange offer, the holder who surrendered such note will receive an exchange note having a principal amount equal to that of the surrendered note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the note surrendered in exchange therefor or, if no interest has been paid on such note, from the original issue date of such note.

In the event that any changes in federal law or the applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer, for any other reason the exchange offer is not consummated within the time period required by the first paragraph of this “Exchange Offer; Registration Rights” section, or, under certain circumstances, a holder of notes shall so request, we agreed to, at our expense, use our reasonable best efforts to:

•	file with the SEC a shelf registration statement covering resales of the notes on or prior to the earliest to occur of, but in no event prior to the 240th day following the Closing Date, the 60th day after the date on which ARC determines that is not required to file the exchange offer registration statement or it receives notice from a holder of notes or the 365th day after the Closing Date (such earliest date, or if such date is prior to the 240th day following the Closing Date, then such 240th day, the “Shelf Filing Deadline”);

•	cause such shelf registration statement to be declared effective by the SEC as soon as reasonably practicable, but in no event later than the 125th day after the Shelf Filing Deadline; and

•	keep the shelf registration statement effective until the second anniversary of the Closing Date or one year if such shelf registration statement is filed at the request of a holder following the Closing Date, or such earlier date as is specified in the registration rights agreement.

We will, in the event of the filing of the shelf registration statement, provide to each holder of the notes copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder of notes that sells its notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including certain indemnification rights and obligations thereunder. In addition, each holder of the notes will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement to have their notes included in the shelf registration statement and to benefit from the provisions regarding additional interest described below.

Notwithstanding the foregoing, we may delay the filing or the effectiveness of a shelf registration statement, and the related prospectus, or we may allow any such registration statement or the related prospectus, if then filed or effective, to cease to remain effective and usable, from time to time but in no event for more than 90 days in the aggregate in any twelve month period if the Board of Directors of the Company determines reasonably and in good faith that the filing of any such Shelf Registration Statement or the continuing effectiveness thereof would require the disclosure of non-public material information that, in the reasonable judgment of the Board of Directors of the Company, would be detrimental to the Company if so disclosed or would otherwise materially adversely affect a financing, acquisition, disposition, merger or other material transaction.

If:

•	any registration statement required by the registration rights agreement is not filed with the SEC on or prior to the date specified for such filing in the registration rights agreement as described above;

•	any such registration statement is not declared effective by the SEC on or prior to the date specified in the registration rights agreement as described above;

•	we have not exchanged the exchange notes for all notes validly tendered in accordance with the terms of an exchange offer on or before the 365th day after the Closing Date; or

•	a registration statement required by the registration rights agreement is filed and declared effective but shall thereafter cease to be effective or fail to be usable for its intended purpose without being succeeded immediately by a post-effective amendment to such registration statement that cures such failure that is itself declared effective;

(each such event referred to above is a “registration default”), then additional interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of any registration default (provided that the additional interest may not accrue under more than one registration default at any one time) and shall increase by 0.25% per annum at the end of each subsequent 90-day period during which such registration default continues, up to a maximum additional rate of 1.00% per annum thereafter, until such registration default is cured.

This summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the complete provisions of the registration rights agreement, a copy of which is has been filed as an exhibit to this registration statement.

BOOK-ENTRY SYSTEM

The certificates representing the exchange notes will be issued in fully registered form without interest coupons (a “Global Note”) and will be deposited with the trustee as a custodian for The Depository Trust Company (“DTC”), as depositary, and registered in the name of a nominee of such depositary.

The Global Notes

We expect that, pursuant to procedures established by DTC, (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary (“participants”) and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to participants or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC or its nominee is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, and premium (if any) and interest (including additional interest, if any) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the issuer, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal of, and premium (if any) and interest (including additional interest, if any) on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Certificated Security (as defined below), such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the Indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under New York banking law, a “banking organization” within the meaning of the New York banking law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity, corporate and municipal debt issues that participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to indirect participants such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. None of us, the trustee or any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

A Global Note is exchangeable for certificated notes in fully registered form without interest coupons (“Certificated Securities”) only in the following limited circumstances:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the Global Note and we fail to appoint a successor depositary within 90 days of such notice, or

•	there shall have occurred and be continuing an event of default with respect to the notes under the Indenture and DTC shall have requested the issuance of Certificated Securities.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the notes will be limited to such extent.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain United States federal income tax consequences to a holder relating to the exchange offer. This summary is limited to holders who will hold the notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not deal with the United States federal income tax consequences to investors subject to special treatment under the United States federal income tax laws, such as dealers in securities or foreign currency, tax exempt entities, banks, thrifts, insurance companies, retirement plans, regulated investment companies, traders in securities that elect to apply a mark-to-market method of accounting, persons that hold the notes as part of a “straddle,” a “hedge” against currency risk, a “conversion transaction” or other integrated transaction, holders subject to the alternative minimum tax or the unearned income Medicare tax, partnerships or other pass-through entities (or investors in such entities), certain financial institutions, expatriates and former citizens or long-term residents of the United States and United States Holders that have a “functional currency” other than the U.S. dollar, all within the meaning of the Code. In addition, this discussion does not describe United States federal gift or estate tax consequences or any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction.

The federal income tax considerations set forth below are based upon the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in federal income tax consequences different from those discussed below. We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the notes that are different from those discussed below.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used herein, “United States Holders” are beneficial owners of the notes, that are, for United States federal income tax purposes:

•	individuals who are citizens or residents of the United States;

•	corporations or other entities taxable as corporations created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	estates, the income of which is subject to United States federal income taxation regardless of its source; or

•	trusts if (i) (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and validly elected to continue to be so treated.

As used herein, a “non-United States Holder” is a beneficial owner of the notes that is an individual, corporation, estate or trust for United States federal income tax purposes and is not a United States Holder.

If any entity taxable as a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisor regarding the tax consequences of the exchange offer, and of the purchase, ownership and disposition of the exchange notes.

The exchange of the initial notes for exchange notes pursuant to the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. Accordingly, for U.S. federal income tax purposes, a holder should have the same tax basis and holding period in the exchange notes as the holder had in the initial notes immediately before the exchange.

PLAN OF DISTRIBUTION

If you are a broker-dealer and hold initial notes for your own account as a result of market-making activities or other trading activities and you receive exchange notes in exchange for initial notes in the exchange offer, then you may be a statutory underwriter and must acknowledge that you will deliver a prospectus in connection with any resale of these exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. Unless you are a broker-dealer, you must acknowledge that you are not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in a distribution of exchange notes. We have agreed, for a period of 90 days after consummation of the exchange offer to make available a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such exchange notes acquired.

Neither we nor any subsidiary guarantor will receive any proceeds in connection with the exchange offer or any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealers or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker-dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after consummation of the exchange offer, we will make available a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of exchange notes. We have agreed to pay all expenses incident to our obligations in connection with the exchange offer, other than commissions, counsel fees and concessions of any broker-dealer, and will indemnify the holders of initial notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters relating to the validity of the exchange notes offered hereby will be passed upon for us by Orrick, Herrington & Sutcliffe, LLP, San Francisco, California. Other counsel have passed upon certain legal matters relating to the additional registrants in connection with the exchange notes offered hereby.

EXPERTS

The financial statements, and the related financial statement schedule as of and for the years ended December 31, 2010 and 2009, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K as of December 31, 2010, and the effectiveness of American Reprographics Company’s internal control over financial reporting as of December 31, 2010 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements for the year ended December 31, 2008 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to our other filings with the SEC. The information that we incorporate by reference is considered a part of this prospectus and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents we filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than information in these documents that is not deemed to be filed with the SEC:

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

•	our Annual Report on Form 10-K for the year ended December 31, 2010 (including the portions of our Proxy Statement for our 2011 Annual Meeting of Stockholders that are incorporated therein by reference);

•	our Current Reports* on Form 8-K, filed with the SEC on March 21, 2011, April 15, 2011, April 21, 2011, and May 3, 2011; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on January 13, 2005, and any amendments or reports filed for the purpose of updating that description.

All documents we file later with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of our securities as described in this prospectus will be deemed to be incorporated by reference into this prospectus, other than information in the documents that is not deemed to be filed with the SEC. A statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in any subsequently filed document that is incorporated by reference into this prospectus, modifies or supersedes that statement. Any statements so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of any person, a copy of any or all of the documents incorporated herein by reference, other than

*  We are not incorporating and will not incorporate by reference into this prospectus past or future information on reports furnished or that will be furnished under Items 2.02 and/or 7.01 of, or otherwise with, Form 8-K.

exhibits to the documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. Requests for copies in writing or by telephone should be directed to:

American Reprographics Company
1981 N. Broadway, Suite 385
Walnut Creek, CA 94596
Attn: David Stickney, Vice President, Corporate Communications
(925) 949-5100

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington DC, 20549. You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange (NYSE: ARC), and you can obtain information about ARC at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. General information about ARC, including ARC’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, is available free of charge through our website at http://www.e-arc.com as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information on our website is not incorporated into this prospectus and you should not consider it a part of this prospectus.

American Reprographics Company

Offer to Exchange

$200,000,000 10.5% Senior Notes due 2016

for

$200,000,000 10.5% Senior Notes due 2016
that have been Registered Under the Securities Act of 1933

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after consummation of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition until          , 2011, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware (“DGCL”) provide generally that a corporation has the power to indemnify its officers, directors, employees and agents (or persons serving in such positions in another entity at the request of the corporation) against expenses, including attorneys’ fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to any criminal action, had no reasonable cause to believe the person’s conduct was unlawful), except that if such action shall be by or in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity

The registrant’s Amended and Restated Certificate of Incorporation provides that the registrant will indemnify its officers and directors to the fullest extent permitted by Delaware law.

The registrant’s Second Amended and Restated Bylaws provide for the indemnification of the directors, officers and third parties acting on behalf of the registrant to the fullest extent not prohibited by the DGCL or any other applicable law.

The registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the registrant’s Second Amended and Restated Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The general effect of Section 145 of the DGCL, the registrant’s charter documents and the indemnification agreements is to provide indemnification to officers and directors for liabilities that may arise by reason of their status as officers or directors, other than liabilities arising from willful or intentional misconduct, acts or omissions not in good faith, unlawful distributions of corporate assets or transactions from which the officer or director derived an improper personal benefit.

There is no litigation pending or, to the registrant’s knowledge, threatened which might or could result in a claim for indemnification by a director or officer.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibit:  Reference is made to the Index of Exhibits filed as part of this registration statement.

(b) Financial Statements Schedules:  All schedules have been incorporated by reference or omitted because they are not applicable or not required.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Walnut Creek, State of California, on May 20, 2011.

AMERICAN REPROGRAPHICS COMPANY

By:	/s/ Kumarakulasingam Suriyakumar
Kumarakulasingam Suriyakumar
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kumarakulasingam Suriyakumar and Jonathan Mather and each of them, his attorney-in-fact with full power of substitution and resubstitution, for him and in his place and stead, in any and all capacities, to sign any amendments, supplements or other documents relating to this registration statement on Form S-4 deems necessary or appropriate, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kumarakulasingam Suriyakumar Kumarakulasingam Suriyakumar	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	May 20, 2011

/s/ Jonathan R. Mather Jonathan R. Mather	Chief Financial Officer and Secretary (Principal Financial Officer)	May 20, 2011

/s/ Jorge Avalos Jorge Avalos	Chief Accounting Officer Vice President Finance (Principal Accounting Officer)	May 20, 2011

/s/ Thomas J. Formolo Thomas J. Formolo	Director	May 20, 2011

/s/ Eriberto Scocimara Eriberto Scocimara	Director	May 20, 2011

/s/ Dewitt Kerry McCluggage Dewitt Kerry McCluggage	Director	May 20, 2011

Signature	Title	Date

/s/ James F. McNulty James F. McNulty	Director	May 20, 2011

/s/ Mark W. Mealy Mark W. Mealy	Director	May 20, 2011

/s/ Manuel Perez de la Mesa Manuel Perez de la Mesa	Director	May 20, 2011

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Walnut Creek, State of California, on May 20, 2011.

AMERICAN REPROGRAPHICS COMPANY, L.L.C.
ARC ACQUISITION CORPORATION
BPI REPRO, LLC
DUNN BLUE PRINT COMPANY
ERS DIGITAL, INC.
LEET-MELBROOK, INC.
LICENSING SERVICES INTERNATIONAL, LLC
MBC PRECISION IMAGING, INC.
MCKEE ENTERPRISES, INC.
MIRROR PLUS TECHNOLOGIES, INC.
OLYMPIC REPROGRAPHICS, LLC
PLANWELL, LLC
REPROGRAPHICS FORT WORTH, INC.
REPROGRAPHICS NORTHWEST, LLC
SUBHUB, INC.
THE PEIR GROUP, LLC
THE PIER GROUP INTERNATIONAL, LLC

By:	/s/ Kumarakulasingam Suriyakumar
Kumarakulasingam Suriyakumar, Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kumarakulasingam Suriyakumar and Jonathan Mather and each of them, his attorney-in-fact with full power of substitution and resubstitution, for him and in his place and stead, in any and all capacities, to sign any amendments, supplements or other documents relating to this registration statement on Form S-4 deems necessary or appropriate, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kumarakulasingam Suriyakumar Kumarakulasingam Suriyakumar	Chief Executive Officer and Director or Manager (Principal Executive Officer)	May 20, 2011

/s/ Jonathan Mather Jonathan Mather	Chief Financial Officer and Director or Manager (Principal Financial Officer)	May 20, 2011

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Walnut Creek, State of California, on May 20, 2011.

RIDGWAY’S, LLC

By:	/s/ Kumarakulasingam Suriyakumar
Kumarakulasingam Suriyakumar, Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kumarakulasingam Suriyakumar and Jonathan Mather and each of them, his attorney-in-fact with full power of substitution and resubstitution, for him and in his place and stead, in any and all capacities, to sign any amendments, supplements or other documents relating to this registration statement on Form S-4 deems necessary or appropriate, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kumarakulasingam Suriyakumar Kumarakulasingam Suriyakumar	Chief Executive Officer and Manager (Principal Executive Officer)	May 20, 2011

/s/ Jonathan Mather Jonathan Mather	Chief Financial Officer (Principal Financial Officer)	May 20, 2011

/s/ John J. Zulli, III John J. Zulli, III	Manager	May 20, 2011

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

3.1	Amended and Restated Certificate of Incorporation filed February 2, 2005 (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-K filed on March 31, 2005).
3.2	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K filed on October 6, 2009).
4.1	Indenture dated as of December 1, 2010 among American Reprographics Company, certain subsidiaries of American Reprographics Company as guarantors thereto, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on December 2, 2010).
4.2	Form of 10.5% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K filed on December 2, 2010).
4.3	Registration Rights Agreement, dated as of December 1, 2010 among American Reprographics Company, certain subsidiaries of American Reprographics Company as guarantors thereto, and Merrill Lynch, Pierce, Fenner & Smith, Incorporated, as representative of the several initial purchasers (incorporated by reference to Exhibit 4.3 to the Registrant’s Form 8-K filed on December 2, 2010).
5.1	Opinion of Orrick, Herrington & Sutcliffe, LLP.
5.2	Opinion of Clark Hill PLC.
5.3	Opinion of Hanson Bridgett LLP.
5.4	Opinion of Schnader Harrison Segal & Lewis LLP.
5.5	Opinion of Barnes & Thornburg LLP.
5.6	Opinion of Jackson Walker LLP.
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of Independent Registered Public Accounting Firm Deloitte & Touche, LLP.
23.2	Consent of Independent Registered Public Accounting Firm PricewaterhouseCoopers, LLP.
23.3	Consent of Orrick, Herrington & Sutcliffe, LLP (included in Exhibit 5.1).
23.4	Consent of Clark Hill PLC (included in Exhibit 5.2).
23.5	Consent of Hanson Bridgett LLP (included in Exhibit 5.3).
23.6	Consent of Schnader Harrison Segal & Lewis LLP (included in Exhibit 5.4).
23.7	Consent of Barnes & Thornburg LLP (included in Exhibit 5.5).
23.9	Consent of Jackson Walker LLP (included in Exhibit 5.6).
24.1	Power of Attorney (see signature pages).
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Wells Fargo Bank, National Association to act as Trustee under the Indenture.
99.1	Form of Letter of Transmittal.